Confidential Treatment Requested by 908 Devices Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted with the Securities and Exchange Commission on April 30, 2021. This draft registration statement has not been publicly filed with the Securities Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

908 Devices Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3829 (Primary Standard Industrial Classification Code Number)	45-4524096 (I.R.S. Employer Identification Number)

645 Summer Street
Boston, MA 02210
(857) 254-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin J. Knopp
Chief Executive Officer
645 Summer Street
Boston, MA 02210
(857) 254-1500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Mark J. Macenka Michael J. Minahan Goodwin Procter LLP 100 Northern Ave. Boston, MA 02210 (617) 570-1000	Eric Blanchard Darren DeStefano Brent Siler Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Smaller Reporting Company ☒ Emerging Growth Company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Shares to be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share		$	$	$

(1)
Includes the additional shares that the underwriters have the option to purchase from the Registrant.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average high and low sale price of the Registrant’s common stock as reported on the Nasdaq Global Market on           , 2021.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated April 30, 2021
PRELIMINARY PROSPECTUS
           Shares
908 Devices Inc.
Common Stock
We and the Selling Stockholders are offering           shares of our common stock. Our common stock is listed on the Nasdaq Global Market under the symbol “MASS.” On           , 2021, the last reported sale price of our common stock on the Nasdaq Global Market was $      per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” on page 7 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
We have granted the underwriters an option for a period of up to 30 days to purchase up to           additional shares of our common stock.
Delivery of the shares of common stock is expected to be made on or about                 , 2021.

COWENSVB LEERINKWILLIAM BLAIRSTIFEL
THE DATE OF THIS PROSPECTUS IS           .

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the Selling Stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
We own various trademark registrations and applications, and unregistered trademarks, including MX908, Rebel, ZipChip and 908 Devices and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred

i

to without the ®,™ or RTM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business” in this prospectus and our financial statements and the related notes incorporated by reference in this prospectus. As used in this prospectus, unless the context otherwise requires, references to the “company,” “we,” “us” and “our” refer to 908 Devices Inc.
Analysis for Life
We are leading a revolution in measurement devices for chemical and biochemical analysis. We are democratizing laboratory mass spectrometry instruments with our simple handheld and desktop devices, addressing critical-to-life applications. We are reimagining where Mass Spec technology can be used if it is sufficiently small in size, low in cost, and simple to operate.
Overview
We have developed an innovative suite of purpose-built handheld and desktop mass spectrometry, or Mass Spec, devices for the point-of-need. Leveraging our proprietary platform technology, we make the extraordinary analytical power of Mass Spec available in devices that are significantly smaller and more accessible than conventional laboratory instruments. Our Mass Spec devices are used at the point-of-need to interrogate unknown and invisible materials and provide quick, actionable answers to directly address some of the most critical problems in life sciences research, bioprocessing, industrial biotech, forensics and adjacent markets.
We create simplified measurement devices that our customers can use as accurate tools where-and-when their work needs to be done, rather than overly complex and centralized analytical instrumentation. We believe the insights and answers our devices provide will accelerate workflows, reduce costs, and offer transformational opportunities for our end users.
Since the launch of our first device, we have sold more than 1,350 handheld and desktop devices to over 350 customers in 34 countries, including 19 of the top 20 pharmaceutical companies by revenue, as well as numerous domestic and foreign government agencies and leading academic institutions.
Our current products are available for both battery powered handheld and desktop applications, including our flagship devices—MX908 and Rebel.
Front-line workers rely upon our handheld devices to combat the opioid crisis and detect counterfeit pharmaceuticals and illicit materials in the air or on surfaces at levels 1,000 times below their lethal dose. Our desktop devices are accelerating development and production of biotherapeutics by identifying and quantifying extracellular species in bioprocessing critical to cell health and productivity. They sit alongside bioreactors and fermenters producing drug candidates, functional proteins, cell and gene therapies, and synthetic biology-derived products. We believe the insights and answers our devices provide accelerate workflows, reduce costs, and offer transformational opportunities for our end users.
Mass Spec is the gold-standard analytical technology for laboratory-based molecular analysis and can identify and quantify sample components via molecular weight measurements. Mass Spec is highly regarded for its ability to provide an extraordinarily detailed analysis of a wide variety of samples—from small molecules to large complex proteins. While Mass Spec is an extremely powerful analytical tool, conventional Mass Spec instruments are very large, expensive, and highly complex, which has profoundly bottlenecked market opportunities and relegated them to the equivalent of mainframe computers in central facilities. We are seeking to reimagine where Mass Spec technology can be used if it is sufficiently small in size, low in cost, and simple to operate.
Our proprietary Mass Spec platform relies on extreme miniaturization of the core of Mass Spec—the ion trap and its vacuum system. Using semiconductor microfabrication techniques, we design and produce components that are more than a thousand fold smaller in volume when compared with most laboratory Mass Spec instruments and costs only dollars to manufacture. The vacuum system alone in a typical laboratory instrument weighs hundreds of pounds and requires several hundred watts of power, 24 hours per day, 365 days per year. Our miniaturized vacuum system weighs less than a pound, and our Mass Spec in total requires less power than a 20-watt LED light bulb. These landmark proprietary advances have enabled the first truly handheld Mass Spec devices and compact desktops.
Sample preparation and separation can be a painfully slow hours-long process, and we have invested heavily in the development of microfluidic sample preparation and microscale separation technologies to reduce preparation and separation time from hours to minutes. The size of a business card, our microfluidic capillary-electrophoresis, or CE, chip has demonstrated world-class performance and speed in separating everything from small molecules such as metabolites and drugs, to biopharmaceutical proteins, antibodies, and oligonucleotides.
Lastly, it is imperative that a point-of-need solution is operable by the widest possible user base. We have an industry-leading software automation and machine learning team comprised of five members, each with advanced scientific degrees, who have collective experience working on 30 commercial product launches and have won numerous research and innovation awards. They have applied advanced software automation and machine learning techniques to both control the hardware in our devices and interpret the incredibly rich and complex data streaming off of them. It is common for expert data interpretation from a laboratory Mass Spec instrument to take hours or days—we can provide answers immediately to maximize value to the customer in critical-to-life applications where minutes matter.
We fundamentally believe that the technology platform we have built and the investments we are making will allow people to answer chemical and biochemical questions in times and places that were previously inconceivable. Given the market opportunity, we expect to face substantial competition from large established manufacturers of Mass Spec laboratory-based instruments and from new entrants; however, our proprietary advances have enabled us to manufacture the first truly handheld Mass Spec devices and compact desktops and we believe we are well-positioned to face future competition.
As we democratize the extraordinary power of Mass Spec, we believe our technology platform can expand in future opportunities far beyond the current $8 billion market for Mass Spec and associated front-end separations. We estimate our total addressable market, or TAM, for our devices was $4.8 billion in 2020, and is growing to an estimated $22 billion over the next five years. The TAM for our handhelds was estimated to be $1.5 billion in 2020 with expansion to over $3 billion with software application extensions into good practice, or GxP, facilities for raw material inspection, counterfeit and adulteration inspection, contamination and cleaning validation, and other quality assurance and quality control assays. Our desktop devices supporting bioprocess development represented an estimated TAM of $260 million in 2020 expanding significantly to approximately $12.0 billion with execution of our roadmap and the rapid growth of cell therapy. We see additional opportunity to address the estimated $3.0 billion in 2020 across the research chromatography market space growing to more than $6.9 billion with further market growth and roadmap expansion into complex proteomics by 2025. Our estimates of our TAM are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage.
Our Strengths
We believe the following competitive strengths provide us the ability to address point-of-need applications in forensics, life sciences research, bioprocessing, industrial biotech, and synthetic biology:
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Our proprietary microscale Mass Spec platform leverages well established, gold-standard technology.

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Point-of-need technologies disrupting Mass Spec and creating new product categories.

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Highly attractive business model validated by rapidly growing installed base of devices.

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Talented team with significant domain expertise

Our Industry Background
Conventional Mass Spec—The Mainframe Computer of the Analytical Laboratory
Mass Spec is the cornerstone of almost any chemical laboratory within academia, industry and government, serving an extremely wide range of applications for markets including forensics, healthcare, environmental, industrial, and more. To stimulate capital equipment replacement cycles, Mass Spec manufacturers have oriented their research and development towards sustained improvements in raw analytical performance metrics such as resolution, sensitivity, and range. As a result, conventional Mass Spec instruments:
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are extremely large and not readily mobile;

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are expensive (often ranging from $100,000 to $1 million);

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require a dedicated power source; and

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require onsite specialists to maintain and operate.

These significant limitations have profoundly bottlenecked market opportunities for conventional Mass Spec instruments.
The Democratization of Mass Spec—Handhelds and Desktops
Given the inherent limitations of conventional mainframe Mass Spec instruments, we believe there is a compelling opportunity for handheld and compact desktop Mass Spec devices. Analogous to the democratization of computer technologies, we strongly believe that the democratization of Mass Spec will open up new markets and applications as price, access and complexity are reduced, while user space opens and utilization increases.
Our Technology Platform and Approach
We have developed a technology platform designed to bring Mass Spec out of the confines of central laboratories and to the point-of-need. Our technology platform and approach democratizes the Mass Spec market with high fidelity handheld and desktop devices. We believe this democratization gives rise to:
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an expanded and more diverse set of users;

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more frequent measurements; and

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new use cases that were previously untenable.

The core elements of our technology platform and approach include High-Pressure Mass Spec, or HPMS, microfluidics and analytics and machine learning.
HPMS Approach Enables Mass Spec at the Point-of-Need
A key component of our technology is our proprietary microscale ion trap, which we estimate is 1,000 times smaller than those in conventional laboratory Mass Spec instruments. These microfabricated traps are able to operate a million times closer to atmospheric pressures than conventional Mass Spec instruments. This HPMS approach results in devices with dramatically smaller size and lower cost-of-goods through a reduction of vacuum pump requirements and power consumption, and an overall simplification of the hardware topology. HPMS allows us to build ultracompact, high-fidelity measurement devices that are purpose-built for specific applications and deployable at the point-of-need. HPMS allows us to circumvent the complexities associated with the conventional and much larger, general-purpose, central laboratory Mass Spec instruments.
Microfluidics Enable Convenient Sample Preparation and Fast Separations
Today, most central laboratory Mass Spec instruments are paired with large, complex solid and liquid handling systems for sample preparation and separation. These systems are engineered for general applications and require large quantities of solvents, high level of maintenance and expertly trained users, all of which lead to higher operating costs.
Our approach integrates proprietary microfluidic sample preparation, separation, and ionization technologies onto a single chip that can be produced efficiently in scale using semiconductor microfabrication techniques. These microfluidic chips can be paired with our microscale Mass Spec technology to create devices with extraordinary performance that are accessible and usable at the point-of-need by non-experts.
Our integrated microfluidic capillary-electrophoresis, or CE, technology can perform extremely high-performance separations of a wide range of molecular species from small molecule metabolites, amino acids, and vitamins, to intact antibodies and other proteins. Importantly for our platform, our microfluidic CE is electrically driven and requires no bulky liquid pumping and valving systems. The microfluidic device consumes 100-200 nanoliters (nL) of electrolyte per minute making it remarkably efficient with source and waste fluids. Microfluidic CE separations are also extremely rapid and can be an order of magnitude or faster than similar chromatography separations. This allows for highly complex separations with high resolution to be completed in minutes.
Analytics and Machine Learning Technology Provide Actionable Answers Versus Raw Data
The third crucial element of our technology platform and approach is holistic device design with embedded analytics and machine learning. Our development team designs devices for a specific purpose, rather than for a wide scope of often disparate needs. Conventional Mass Spec manufacturers focus their attention on canonical analytical specifications in the hopes of appealing to a wide range of laboratory specialist needs. Our devices are designed to do a job quickly and easily. Achieving that aim requires very sophisticated autonomous and adaptive control systems and the machine learning engine to interpret the data and produce a clear, accurate result. Our devices can manage themselves autonomously by adapting to various environmental factors, while also optimizing themselves for a diverse array of user-based analytical objectives. This ability to automatically control the system reduces or eliminates the user’s responsibility and opportunity for error in set up, optimization and troubleshooting. Also, our data team has a commercial track record of embedding a “scientist in the box” with highly customized statistical and machine learning methods for our platforms to complete the customer experience.
Our Products
We were founded on a vision to deliver high quality Mass Spec to a broad set of users at the point-of-need. We have handheld and desktop devices, each of which are capable of providing quick, high fidelity and actionable results. These aspects are important to our customers as previously they have had to choose between a slow and thorough analysis by Mass Spec in a laboratory versus a timely point-of-need result that provided only a partial measurement picture prone to false-positives. Our devices are changing this paradigm and providing rapid laboratory-level results at the point-of-need.
MX908®
Launched in June 2017, MX908 is a handheld, battery-powered, Mass Spec device designed for rapid analysis of gas, liquid and solid materials of unknown identity. It is an agile, multi-purpose device utilized by a wide spectrum of user segments for a variety of forensic field applications such as chemical, explosive, priority drug and HazMat operations, detecting materials at the trace level.
The MX908 detects trace quantities of more than 100 named dangerous materials, including fentanyl and its many derivatives, explosives, and hazardous chemical agents with sensitivity comparable to existing field-based technologies, but with much higher specificity. This allows users to conduct rapid field analysis for a broad range of unknown substances at trace levels that would typically lead to confusion and false positives in other instruments. The device is also able to identify a far greater number of substances than other trace technologies and with 1,000,000 times the dynamic range of those other handheld or mobile technologies. Compared to a leading transportable Mass Spec product, the MX908 is up to 15x faster, up to 10x smaller and up to 2x cheaper. The MX908 is able to start up in less than a minute, completing analysis of gas and vapor materials in less than ten seconds, and solids and liquids in less than a minute. The MX908 was designed to operate in harsh outdoor environments such as pervasive rain and dust, and scorching to freezing temperatures in a nimble 4.3 kg handheld form factor.
More than 1,100 MX908s have been sold across five continents and in 34 countries. Numerous agencies in the U.S. federal government are adopters, and there is at least one MX908 in every U.S. state. More than 5,000 operators have been trained to optimize their use of the MX908.
RebelTM
The Rebel is a small desktop analyzer providing real-time information on the extracellular environment in bioprocesses. Compared to a traditional laboratory high-performance liquid chromatography, or HPLC, assay, Rebel’s price per sample is up to 10 times lower, at approximately one-third of the capital cost, and delivers answers up to 2,000 times faster. Rebel provides results within seven minutes, enabling critical on-the-spot decisions regarding bioprocess cell culture media optimization, accelerating process-development cycles and maximizing bioreactor efficiency. Customers are using Rebel in GxP environments to evaluate fresh media for conformity to standards, track the extracellular environment and metabolic flux during growth cycles, monitor performance during stress experiments, and characterize spent media.
A purpose-built at-line system, the Rebel is designed to be located within the same laboratory as a bioreactor, enabling more frequent monitoring of key cell culture media parameters. To run this analysis, the Rebel requires as little as one microliter of cell culture media with little sample preparation. This allows customers to run more tests while preserving precious cell culture media, which is extremely valuable for the small batches used in cell therapy and personalized medicine.
Since the launch of the Rebel in November 2019, we have sold 46 units and 21 of those units are with top-20 revenue biotech organizations. Six organizations have already purchased multiple units. Our focus has been on increasing U.S. placements, but we also have a meaningful international opportunity and have recently sold Rebel in China, Japan and Europe.
ZipChip
Our ZipChip solution is a plug-and-play, high-resolution separation platform that optimizes Mass Spec sample analysis. Our ZipChip platform consists of a ZipChip Interface, which is installed into a conventional Mass Spec instrument, and consumable microfluidic chips, or ZipChips. We designed this technology to be compatible with third party Mass Spec instruments. Powered by our integrated microfluidic technology, the ZipChip platform allows researchers to consolidate a host of time-consuming biotherapeutic, metabolomic, and proteomic applications typically run on multiple instruments or configurations onto a single platform. With ZipChip, researchers can switch applications in minutes, instead of hours typical with an alternative such as liquid chromatography.
As an open-access discovery platform that can interface with more than 10,000 conventional Mass Spec instruments, ZipChip provides us the ability to leverage the growing list of newly established applications and publications from customers who have incorporated the device into their projects. By incorporating select assays investigated on the ZipChip by customers into our MX908 and Rebel devices, we can create an evolving pipeline of new customer-driven, point-of-need Mass Spec applications as the scope of analytes our devices can detect and analyze will continue to expand. We have already incorporated a number of the customer-driven assays in our MX908 and Rebel devices, and we are investigating several more for our future product pipeline. We expect that the scope of analytes our devices can detect and analyze will continue to expand.
Since launch of the ZipChip platform, we have sold more than 150 ZipChip Interfaces and have established 18 multi-unit accounts in leading, global pharmaceutical organizations and academic institutions. Our ZipChip platform is compatible with market-leading conventional Mass Spec instruments currently installed in laboratories, and we intend to continue to expand the ZipChip platform to become compatible with any conventional Mass Spec instrument.
Market Opportunities
Our Initial Market—Field Forensics
We estimate that the market opportunity addressable by our handhelds was $1.5 billion per year in 2020 for trace detection of drugs, explosives, priority chemicals, and other hazards on surfaces and in the air. Our accessible market expands to over $3 billion with use cases in good practice, or GxP, facilities for raw material inspection, counterfeit and adulteration inspection, contamination and cleaning validation, and other quality assurance and quality control assays. These use cases are accessed through release of additional software apps for our base hardware. Our estimates of our total addressable markets, or TAM, are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage.
Life Sciences
End market sales of biologics across mAbs, cell, and gene therapies were estimated at $150 billion in 2020, growing to approximately $250 billion by 2025 at a 11% compounded annual growth rate according to third party reports and analyst sources. While mAbs are forecasted to continue to dominate end-product sales in 2025, it is estimated that the pipeline of cell and gene therapies will be nearly 6,000 assets, representing more than 50% of the total biologics pipeline. A massive expansion of global bioprocessing capacity is underway to accommodate the needed small batched production. We estimated Rebel’s TAM to be $260 million in 2020, representing more than 1,700 device placements and 1.6 million media tests to support process development, and is expected to expand to approximately $12 billion TAM by 2025 with the execution of our roadmap and the rapid growth of cell therapy.
Future Market Opportunities
The fastest and most convenient way to explore new applications incorporating our platform technology is through interfacing with a conventional general-purpose laboratory Mass Spec instrument. Our laboratory interface connects our proprietary microfluidic chips, called ZipChips, to conventional Mass Spec Instruments, in a simple and customer friendly manner to form a discovery platform. Our research customers incorporate our ZipChip Interface into their projects due to its preparation convenience and separation speed. These customers prove-out new assays spanning a range of markets from diagnostics to consumer health and beauty, to agrochemical, oil and gas, and defense. They measure such things as novel therapeutics, metabolites, and quality and process attributes, and explore complex proteomics. We estimate our ZipChip platform was able to address $3.0 billion in 2020 across the research chromatography market space growing to more than $6.9 billion with further market growth roadmap expansion into complex proteomics by 2025. The resulting pipeline and market multiplier for subsequent point-of-need products has not been considered and may be significant.
Our Growth Strategy
We are pursuing the democratization of the gold-standard molecular analysis laboratory technique: Mass Spec. Just as mainframe computers transitioned to desktops, tablets, and mobile devices, we are leading a transformation of the Mass Spec market. Our growth strategy includes the following key elements:
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A continued focus on simplicity, speed, convenience and cost increases measurement consumption.

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Drive enterprise adoption in our seeded accounts.

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Grow the installed base through expansion of commercial channels.

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Deepen our footprint into the rapidly growing bioprocessing market.

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Expand our customer-driven pipeline of new point-of-need applications.

Risk Factors
Our business is subject to a number of risks that you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:
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We have a history of net losses and may not be able to achieve profitability for any period in the future or sustain cash flow from operating activities.

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Our operating results may fluctuate significantly from period-to-period and may fall below expectations in any particular period, which could adversely affect the market price of our common stock.

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We have experienced a period of significant growth in recent years, and our inability to manage this growth could have a material adverse effect on our business, the quality of our products and services and our ability to retain key personnel.

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We must develop new products, as well as enhancements to existing products, and adapt to rapid and significant technological change to remain competitive.

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We have limited experience in marketing and sales and are in the early stages of building our sales channels in the life science market and internationally.

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The recent global COVID-19 outbreak has significantly affected our business and operations.

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We face intense and growing competition from leading technology companies as well as from emerging companies. Our inability to compete effectively with any or all of these competitors could affect our ability to achieve our anticipated market penetration and achieve or sustain profitability.

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Currently, we derive the majority of our revenue from our handheld products and are actively growing the revenue we derive from our desktop products, focused today in the life science market. If we fail to maintain significant market acceptance in existing markets or fail to successfully increase our penetration in new and expanding markets, we will not generate expected revenue and our prospects may be harmed.

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Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense, which contribute to the unpredictability and variability of our financial performance and may adversely affect our profitability.

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Insiders will continue to own a significant portion of our outstanding common stock following this offering and will therefore have substantial control over us and will be able to influence corporate matters.

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A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

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U.S. government programs are limited by budgetary constraints and political considerations and are subject to uncertain future funding levels that could result in the termination of programs.

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We rely on in-bound licenses granted to us from third parties. If we lose these rights, our business may be materially adversely affected, our ability to develop improvements to our existing products and to develop new products may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation as well as the potential loss of or limitations on our ability to develop and commercialize products and technology covered by these license agreements.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we are permitted to rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. For so long as we are an emerging growth company, we will not be required to:
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engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (i.e., critical audit matters);

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submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; or

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disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an emerging growth company until the earliest to occur of:
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our reporting of  $1.0 billion or more in annual gross revenue;

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our issuance, in any three-year period, of more than $1.0 billion in non-convertible debt;

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our becoming a “large accelerated filer;” and

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December 31, 2025.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period, provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.
Corporate Information
We were incorporated in Delaware in 2012 as 908 Devices Inc. Our offices are located at 645 Summer Street, Boston, Massachusetts 02210. Our telephone number is (857) 254-1500. Our corporate website is www.908devices.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

THE OFFERING
Common stock offered by us
     shares
Common stock offered by the selling stockholders
     shares
Common stock to be outstanding immediately after this offering
     shares (or        shares if the underwriters exercise their option to purchase additional shares in full)
Option to purchase additional shares offered
by us
The underwriters have an option for a period of      days to purchase up to           additional shares of our common stock at the public offering price, less the underwriting discounts and commission
Use of proceeds
We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $      million, or $      million if the underwriters exercise their option to purchase additional shares in full, based upon the assumed public offering price of $     per share, the last reported sale price of our common shares on the Nasdaq Global Market on           , 2021, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently expect to use the net proceeds from this offering, together with our existing cash, for working capital and general corporate purposes, including: (1) funding our research and development efforts to expand the applications of our current devices and to create enhanced products with our platform of technologies, such as testing new microfluidic variants for proteomics and expanding applications for MX908 into GMP environments; (2) expanding our commercial operations and accelerating planned investments, such as hiring additional support, service, and sales management in Europe, Asia Pacific and Latin America, bolstering our infrastructure in these regions; and (3) we may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, including scientific expertise, however, we do not have agreements or commitments for any acquisitions at this time. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”
Risk factors
You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.
Nasdaq Global Market symbol
“MASS”

The number of shares of our common stock to be outstanding after this offering is based on                 shares of our common stock outstanding as of           2021, and excludes the following:
•
     shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of           , 2021, with a weighted-average exercise price of  $      per share;

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     shares of common stock issuable upon the exercise of stock options outstanding as of           , 2021 under our 2012 Stock Option and Grant Plan, or our 2012 Plan, with a weighted-average exercise price of  $      per share;

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shares of common stock reserved for future issuance as of           , 2021, under our 2020 Stock Option and Incentive Plan, or our 2020 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2020 Plan; and

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     shares of our common stock that are available for future issuance under our Employee Stock Purchase Plan, or our ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our ESPP.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:
•
no exercise of outstanding options or warrants after                 , 2021; and

•
no exercise by the underwriters of their option to purchase up to           additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables present the summary consolidated financial and other data for the periods and as of the dates indicated. The consolidated statement of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2020 have been derived from our audited consolidated financial statements and the related notes incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus.
	Year Ended December 31,
	2019	2020
	(in thousands except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Product and service revenue	$15,344	$24,756
License and contract revenue	2,628	2,138
Total revenue	17,972	26,894
Cost of revenue:
Product and service cost of revenue	9,098	11,114
License and contract cost of revenue	731	857
Total cost of revenue	9,829	11,971
Gross profit	8,143	14,923
Operating expenses:
Research and development	8,993	8,235
Selling, general and administrative	11,294	12,503
Total operating expenses	20,287	20,738
Loss from operations	(12,144)	(5,815)
Other income (expense):
Interest expense	(1,530)	(976)
Other income (expense), net	301	(6,028)
Total other expense, net	(1,229)	(7,004)
Net loss	(13,373)	(12,819)
Accretion of redeemable convertible preferred stock to redemption value	(109)	(90)
Net loss attributable to common stockholders	$(13,482)	$(12,909)
Net loss per share attributable to common stockholders, basic and diluted	$(2.70)	$(2.35)
Weighted average common shares outstanding, basic and diluted	4,990,416	5,485,032

	As of December 31, 2020
	Actual	As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$159,227	$
Working capital(1)	160,134
Total assets	178,827
Long-term debt, net of discount, including current portion	14,332
Deferred revenue, including current portion	11,692
Total stockholders’ equity	139,041

(1)
We define working capital as current assets less current liabilities.

(2)
The as adjusted balance sheet data gives effect to our issuance and sale of           shares of our common stock in this offering at an assumed public offering price of $      per share, the last reported sale price of our common stock on the Nasdaq Global Market on           , 2021, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
The as adjusted information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of  $      per share, the last reported sale price of our common stock on the Nasdaq Global Market on           , 2021, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $      million, assuming no change in the assumed public offering price per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus or incorporated by reference herein, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
Risks related to our business and industry
We have a history of net losses and may not be able to achieve profitability for any period in the future or sustain cash flow from operating activities.
We have had a history of net losses since our inception in 2012, including net losses of $13.4 million and $12.8 million for the fiscal years ended December 31, 2019 and 2020, respectively, and we may never achieve or maintain profitability. We cannot make any assurances that we will be able to increase our revenue to sustain cash flow from operating activities or reach profitability.
As we continue to expand and develop our business, we expect to incur significant additional expenditures in the areas of sales, marketing, research and development, and customer service and support. Additionally, as a public company, we expect our legal, accounting and other expenses to be substantially higher than the expenses we incurred as a private company. Furthermore, we may encounter unforeseen issues that require us to incur additional costs. We will have to generate and sustain increased revenue to achieve profitability and positive cash flow as a result of these increased expenditures. Accordingly, if we are not able to achieve or maintain profitability and we incur significant losses in the future, the market price of our common stock may decline, and you could lose part or all of your investment.
Our operating results may fluctuate significantly from period-to-period and may fall below expectations in any particular period, which could adversely affect the market price of our common stock.
Our quarterly results of operations may fluctuate significantly from period-to-period. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company in any period, the price of our common stock would likely decline. Each of the risks described in this section, as well as other factors, may affect our operating results. For example, factors that may cause our operating results to fluctuate include:
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our dependence on a limited number of large orders from U.S. government agencies for a substantial portion of our revenue in any quarterly period, whereby the loss of or delay in a customer order, or any delay in our fulfillment of deliverables under a customer order, could significantly reduce our revenue for that quarter;

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the addition of new customers or the loss of existing customers;

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the rates at which customers purchase additional products or consumables from us;

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our ability to enhance our products with new and better functionality that meets customer requirements;

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the length and unpredictability of our product sales cycle;

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the productivity and growth of our sales force and customer service team;

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the effectiveness of our distributors in securing new orders and fulfilling existing orders;

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service interruptions with any of our single source suppliers or subassembly manufacturers;

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unexpected costs or delays related to the COVID-19 pandemic;

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our ability to attain and maintain production volumes and quality levels for our products, and to accurately forecast customer demand for our products and consumables;

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the timing of our product releases or upgrades or related announcements by us or our competitors;

•
the possibility of seasonality in demand for our products;

•
changes in pricing by us or our competitors;

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the timing of investments in research and development related to new product releases or upgrades;

•
our ability to control costs, including operating expenses and the costs of the components used in our products;

•
future accounting pronouncements and changes in accounting policies;

•
costs related to the acquisition and integration of companies, assets, or technologies; and

•
general economic conditions.

Our operating expenses are heavily based on our anticipated product revenue growth, especially as we continue to invest significant resources in building out our sales and marketing channels and the development of future products. As a result, any shortfall in product revenue in relation to our expectations could cause significant changes in our operating results from period-to-period and could result in negative cash flow from operations and a decrease in the price of our common stock.
We have experienced a period of significant growth in recent years, and our inability to manage this growth could have a material adverse effect on our business, the quality of our products and services and our ability to retain key personnel.
We have experienced a period of significant growth in recent years. Our growth has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our growth effectively will involve, among other things:
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continuing to retain, motivate, and manage our existing employees and attract and integrate new employees, particularly qualified sales personnel;

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continuing to provide a high level of service to an increasing number of customers;

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maintaining the quality of product and services offerings while controlling our expenses;

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growing our direct sales force and channel partners; and

•
developing, implementing, and improving our operational, financial, accounting, and other internal systems and controls on a timely basis.

If demand for our products increases rapidly, we will need to expand internal production capacity or implement additional outsourcing of components and/or our assembled products. Success in developing, manufacturing and supporting products manufactured in small volumes does not guarantee comparable success in operations conducted on a larger scale. Modifying and reconfiguring our facility to increase production capacity may delay delivery of our products. In addition, component costs as well as additional production, financial, and management control costs may rise. If we are unable to meet the demand of our customers and deliver products quickly and cost effectively, customers may turn to our competitors. The costs associated with implementing new manufacturing technologies, methods and processes, including the purchase of new equipment, and any resulting delays, inefficiencies, and loss of sales, could harm our results of operations.
As we grow, we will also need to make corresponding improvements to other operational functions, such as our customer service and billing systems, compliance programs and our internal quality assurance programs. We will also need additional equipment, manufacturing and warehouse space and trained personnel to process higher volumes of products. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that equipment, manufacturing and warehouse space and appropriate personnel will be available. As we develop additional products, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications.
If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenue and profitability, the quality of our products and services and our ability to retain key personnel. These factors could adversely affect our reputation in the market and our ability to generate future sales from new or existing customers.
We must develop new products, as well as enhancements to existing products, and adapt to rapid and significant technological change to remain competitive.
We sell our products in industries that are characterized by significant enhancements and evolving industry standards. As a result, our customers’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, our offerings may become less desirable in the markets we serve, and our customers could move to new technologies offered by our competitors or make products themselves. To achieve market acceptance for our products, we must effectively anticipate customer requirements, and we must offer products that meet changing customer demands in a timely manner. Customers may require product features and capabilities that our current products do not have. Any of the current plans we have for future developments or enhancements are strategic in nature and not commitments to develop such capabilities for our customers. If we fail to develop products that satisfy customer requirements, our ability to create or increase demand for our products will be harmed.
Without the timely introduction of new products, services and enhancements, our offerings will likely become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies, products and markets to further broaden our offerings. In addition, the development cycle for our products and technologies can take multiple years and require significant investment, including substantial research and development, development of different engineering and manufacturing workflows, and adjustments to our data and analytics infrastructure. Even if these efforts are successful, the product or enhancement may not perform as expected. The ultimate success of our new products depends, in large part, on the accuracy of our assessments of the long-term needs of the industries and markets we serve, and it is difficult to quickly change the design or function of a planned new product if the market need does not develop as anticipated. As a result, to the extent we fail to accurately forecast the needs of our customers and timely introduce new and innovative products or services, or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected. The challenge of identifying market trends and customer needs is even more demanding for markets that we have recently entered, such as the bioprocessing market, or that we intend to enter in the future, such as the GxP quality assurance market. There is no certainty that we will effectively identify these trends and needs or introduce products that are successful.
We have limited experience in marketing and sales and are in the early stages of building our sales channels in the life science market and internationally.
We may not be able to market, sell or distribute our current and future products effectively enough to support our planned growth. Currently, we sell our products through a combination of direct sales efforts and partnerships with distributors across all of our key markets. During 2020, one of our distributors accounted for 33% of our total revenue. We are in the process of broadening and diversifying our sales channels across all markets. In the future, if we fail to maintain good relationships with, or fail to successfully motivate any of our large distributors, our revenue may decline. If we do not diversify our sales channels and effectively utilize our direct sales force, we will continue to be susceptible to risks associated with having a large percentage of revenue concentrated with a limited number of distributors.
We have a direct sales force of more than 15 employees and we intend to increase the size and reach of our sales team in the future, particularly those focused on the life sciences market. Competition for employees capable of selling expensive instruments within the pharmaceutical and biotechnology industries is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our products and limit our revenue growth and potential profitability.
In addition, the time and cost of establishing a specialized sales, marketing and customer service force for a particular product or service may be difficult to justify in light of the revenue projected to be generated by such additional personnel and resources. We also intend to add additional distribution partners in the life science market, and if we are unable to do so successfully, it will adversely impact our ability to increase the revenue from our Rebel and ZipChip Interface.

We rely on distributors for the sale of our products in certain countries outside of the United States. We intend to continue to grow our business internationally and to do so we must attract additional distributors and retain existing distributors to maximize the commercial opportunity for our products. We exert limited control over existing distributors under our agreements with them, and if their sales and marketing efforts for our products in their particular region are not successful, our business would be materially and adversely affected. Locating, qualifying and engaging additional distribution partners with local industry experience and knowledge will be necessary in at least the short to mid-term to effectively market and sell our platform in certain countries outside the United States. We may not be successful in finding, attracting and retaining distribution partners, or we may not be able to enter into such arrangements on favorable terms.
Most of our distribution relationships are non-exclusive and permit such distributors to distribute competing products. As such, our distributors may not commit the necessary resources to market our products to the level of our expectations or may choose to favor marketing the products of our competitors. If current or future distributors do not perform adequately or we are unable to enter into effective arrangements with distributors in particular geographic areas, we may not realize long-term international revenue growth.
The global COVID-19 outbreak has significantly affected our business and operations.
The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services worldwide. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus to our employees, our customers and the communities in which we operate. These measures include temporarily closing our offices to visitors and limiting the number of employees in our offices to those that are deemed essential for manufacturing and research purposes, as well as virtualizing, postponing or canceling customer, employee and industry events.
The COVID-19 pandemic has also created many negative headwinds that present risks to our business and results of operations. For example, it has generally disrupted the operations of our customers and prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets or other harm to their business and financial results. These disruptions have caused reduced capital spend by our existing customers and potential new customers. These disruptions could result in further reductions to capital expenditure budgets, delayed purchasing decisions, longer sales cycles, extended payment terms or missed payments, and postponed or canceled projects, any of which would negatively impact our business and operating results, including sales and cash flows. We do not yet know the net impact that the COVID-19 pandemic may have on our business and cannot guarantee that it will not be materially negative. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted may create operational and other challenges, any of which could harm our business and results of operations.
Historically, a significant portion of our field sales, customer training events and other application services have been conducted in person, and the rollout of our new products has historically been supported by our participation at industry conferences. Currently, as a result of the work and travel restrictions related to the COVID-19 pandemic, and the precautionary measures that we have adopted, substantially all of our field sales and professional services activities are being conducted remotely, which has resulted in a decrease in our travel expenditures. However, we expect our travel expenditures to increase in the future, which could negatively impact our financial condition and results of operations. We do not yet know the extent of the negative impact of such restrictions and precautionary measures on our ability to attract new customers or retain and expand our relationships with existing customers over the near and long term.
In addition, many of our suppliers are experiencing operational challenges as a result of COVID-19, which in turn may destabilize our supply chain or otherwise have an adverse effect on our ability to provide products to our customers. For example, global demand for ventilators and other respiratory care products has reached previously unseen levels as a result of the COVID-19 outbreak. This has, in turn, resulted in shortages and longer lead times for certain of our critical components. Our suppliers may have to temporarily close a facility for disinfecting after employees tested positive for COVID-19, face staffing shortages from employees who are sick or apprehensive about coming to work or be overwhelmed by unexpected demand. Currently, the difficulties experienced by our suppliers have had minimal impact on our ability to ship products to our customers; however, if the COVID-19 pandemic continues, it may negatively affect our inventory and delay delivery to our customers, which in turn will adversely affect our revenue and results of operations. If our suppliers are unable to deliver the components and subassemblies we require on a timely basis, we cannot guarantee that we will be able to locate alternative sources of supply for our products on acceptable terms, or at all. If we are unable to adequately purchase appropriate amounts of inventory, our business and results of operations may be materially and adversely affected.
Additionally, the COVID-19 pandemic has impacted, and may continue to impact, our headquarters, which is our primary corporate office, sales and marketing center and manufacturing location, including through the effects of facility closures, reductions in operating hours and other social distancing efforts. For example, if even a small number of our employees who work in clusters relating to critical functions such as manufacturing, procurement, supply chain, and research and development, test positive for COVID-19, the entire business function could be temporarily shut down to ensure the safety of our employees and the effectiveness of business would be severely impacted. Additionally, we cannot predict whether these conditions and concerns will continue or whether we will experience more significant or frequent disruptions in the future, including the complete closure of one or more of our facilities.
Furthermore, as a result of the COVID-19 pandemic, we have required all employees who are able to do so to work remotely on a full-time or partial basis. It is possible that widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in increased consumer privacy, data security and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.
More generally, the COVID-19 pandemic has had, and is expected to continue to have, an adverse effect on economies and financial markets globally, leading to a continued economic downturn, which is expected to decrease technology spending generally and could adversely affect demand for our platforms and services. It is not possible at this time to estimate the full impact that COVID-19 will have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.
To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including but not limited to, those related to our ability to increase sales to existing and new customers, continue to perform on existing contracts, develop and deploy new technologies, expand our marketing capabilities and sales organization, generate sufficient cash flow to service our indebtedness, and comply with the covenants in the agreements that govern our indebtedness.
We face intense and growing competition from leading technology companies as well as from emerging companies. Our inability to compete effectively with any or all of these competitors could affect our ability to achieve our anticipated market penetration and achieve or sustain profitability.
The markets we serve are highly competitive, and we expect competition to intensify in the future. This competition may make it more difficult for us to sell our products, and may result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition.

We face substantial competition from very large and experienced enterprises, both public and privately held, including Agilent Technologies, Bruker Corporation, Danaher Corporation, Inficon, Flir Systems, PerkinElmer, Shimadzu Corporation, Thermo Fisher Scientific, and Waters Corp. Our competitors also include many smaller companies, including companies established to pursue new and emerging technologies. We also expect additional competition in the future from new and existing companies with whom we do not currently compete directly. As our industry evolves, our current and potential competitors may establish cooperative relationships among themselves or with third parties, including companies with whom we have partnerships and whose products interoperate with our own, that could acquire significant market share, which could adversely affect our business. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.
Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing, distribution and other resources than we have. In addition, many of our competitors have broader product offerings than we do. These companies may attempt to use their greater resources to better position themselves in the market, including by pricing their products at a discount or bundling them with other products and services in an attempt to rapidly gain market share. Moreover, many of our competitors have more extensive customer and partner relationships than we do, and may therefore be in a better position to identify and respond to market developments or changes in customer demands, including successfully developing technologies that outperform our technologies. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Our larger competitors may be able to better manage large or complex contracts and maintain a broader geographic presence. Our smaller competitors typically focus on one or a few products, and they are often well entrenched in their chosen markets. Any of these competitors may respond more quickly to new technology, market developments or pursue new sales opportunities more effectively than we can. We cannot assure you that we will be able to compete successfully against existing or new competitors. Accordingly, our business may not grow as expected and our business may suffer.
Currently, we derive the majority of our revenue from our handheld products and are actively growing the revenue we derive from our desktop products, focused today in the life science market. If we fail to maintain significant market acceptance in existing markets or fail to successfully increase our penetration in new and expanding markets, we will not generate expected revenue and our prospects may be harmed.
In 2020, approximately 71% of our product and service revenue was derived from sales of our handheld products, mainly the MX908. Today, this market consists primarily of first responders, firefighters, local, state and federal law enforcement, as well as military, customs and homeland security customers. Continued market acceptance of the products we sell to these organizations is critical to our future success, and the adoption of our products by these organizations worldwide is a key part of our growth strategy. If market demand for our MX908 product declines, if our products fail to maintain or achieve greater market acceptance, or if we fail to execute on our sales and customer service efforts in the field forensics market, we will not be able to grow our revenue sufficiently to achieve or maintain profitability.
We also derive a significant and growing portion of our revenue from our desktop devices, primarily in the life science market, specifically the antibody therapeutics, cell and gene therapy and synthetic biology markets. In 2020, approximately 30% of our product and service revenue came from biopharmaceutical companies and research institutions, collectively. We recently introduced our Rebel product line and our future success will partially depend on our ability to successfully commercialize this product line. The life sciences scientific community is comprised of a small number of early adopters and key opinion leaders who significantly influence the rest of the community. The success of life sciences products is due, in large part, to acceptance by the scientific community and their adoption of certain products as best practice in the applicable field of research.

The sizes of the markets for our solutions may be smaller than estimated and new market opportunities may not develop as quickly as we expect, or at all, limiting our ability to successfully sell our products.
The markets for our products are rapidly evolving, making it difficult to predict with any accuracy the sizes of the markets for our current and future solutions. Our estimates of the annual total addressable market for our current and future solutions are based on a number of internal and third party estimates and assumptions. In addition, our growth strategy involves launching new solutions and expanding sales of existing solutions into new markets in which we have limited or no experience. Sales of new or existing solutions into new market opportunities may take several years to develop and mature, and we cannot be certain that these market opportunities will develop as we expect. For example, new life sciences technology is often not adopted by the relevant market until a sufficient amount of research conducted using such technology has been published in peer-reviewed publications. While we believe our assumptions and the data underlying our estimates of the total annual addressable market for our solutions are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates, or those underlying the third party data we have used, may change at any time, thereby reducing the accuracy of our estimates. As a result, our estimates of the annual total addressable market for our solutions may be incorrect.
We rely on assumptions and estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
In addition to our financial results, our management regularly reviews a number of operating and financial metrics, including a breakdown of product and service revenue into device sales and consumables and service revenue (recurring revenue), product placements, cumulative product placements, revenue by customer market (government, pharmaceutical/biotechnology and academia), and status of pipeline opportunities that represent customers in test, trials, pilots and full deployments, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. As both the industry in which we operate and our businesses continue to evolve, so too might the metrics by which we evaluate our businesses and the company. In addition, while the calculation of the metrics we use is based on what we believe to be reasonable estimates, our internal tools are not independently verified by a third party and have a number of limitations and, furthermore, our methodologies for tracking these metrics may change over time, for example, the industry breakdown of our customer revenue by government, pharma/bio and academia sales. Accordingly, investors should not place undue reliance on these metrics.
Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense, which contribute to the unpredictability and variability of our financial performance and may adversely affect our profitability.
The timing of our revenue is difficult to predict as we experience extended sales cycles, due in part to our need to educate our customers about our products, the significant purchase price of our products, the desire of some of our customers to do extended product testing and evaluations, including pilot studies, and our customers’ willingness to replace their existing solutions and supplier relationships. Product purchases by our customers are often subject to a variety of other considerations that may extend the length of our sales cycle, including timing of their budget cycles and approval processes, budget constraints, extended negotiations, user surveys, administrative processing and other delays. In particular, government departments and agencies, both in the U.S. and in other countries, generally evaluate our products for critical, strategic applications. As a result, the piloting, testing and evaluation process can be extensive, and orders are often dependent on the availability of sufficient budgeted funds. The procurement processes for orders by government agencies may involve complex and time-consuming competitive bidding processes. Bid specifications and contract awards are subject to challenge by competitors, which can further extend the sales cycle. Furthermore, U.S. state and local hazardous material, emergency management and police organizations must often apply for grants to obtain the funds needed to procure our products, a process which is lengthy and unpredictable, particularly as to when and whether a grant will be awarded. As a result, our sales cycle ranges from several months to over a year, and it is difficult to predict when or if a sale to a potential customer will occur. All of these factors can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular quarter will fall below investor expectations. If we are unsuccessful in closing sales after expending significant resources, or if we experience delays for any of the reasons discussed above, our future revenue and operating expenses may be materially adversely affected.
Due to the significant resources required to enable access in new markets, we must make strategic and operational decisions to prioritize certain markets, technology offerings or partnerships and there can be no assurance that we will expend our resources in a way that results in meaningful revenue or capitalizes on potential new markets.
We believe our platform has potential applications across a wide range of markets and we have targeted certain markets in which we believe we have a higher probability of success or revenue opportunity or for which the path to commercialize products and realizing or achieving revenue is shorter. For example, in 2018 we entered into agreements regarding a specific government program opportunity to develop an aerosol vapor detector, and more recently we entered into several engagements related to the evaluation of our products within the cell therapy and gene therapy markets. We seek to continue to prioritize opportunities and allocate our resources among our programs to maintain a balance between advancing near-term opportunities and exploring additional markets for our technology. However, due to the significant resources required for the development of workflows for new markets, we must make decisions regarding which markets to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular markets or workflows may not lead to the development of any viable product and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain markets may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. In particular, if we are unable to develop additional relevant products and applications for markets such as antibody therapeutics, cell therapy or the synthetic biology market, it could slow or stop our business growth and negatively impact our business, financial condition, results of operations, and prospects.
If we market our products for clinical or diagnostic purposes, our products could become subject to onerous regulation by the U.S. Food and Drug Administration, or FDA, or other regulatory agencies in the future, which could increase our costs and delay or prevent commercialization of our products, thereby materially and adversely affecting our business, financial condition, results of operations, and prospects.
We make our platform and devices, including our MX908, Rebel, and ZipChip Interface, available to customers as research-use-only, or RUO, products. Products that are labeled as RUO are exempt from compliance with most FDA requirements, including premarket clearance or approval, manufacturing requirements, and others. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act, or FDCA, and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product labeled RUO, the FDA will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. The FDA could disagree with our assessment that our products are properly marketed as RUOs, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use, and could take enforcement action against us, including requiring us to stop distribution of our products until we are in compliance with applicable regulations, which would reduce our revenue, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires us to obtain marketing authorization of our RUO products in the future, there can be no assurance that the FDA will grant any clearance or approval requested by us in a timely manner, or at all. Furthermore, although we currently market our products as RUO, we may in the future make the decision to market them for clinical or diagnostic purposes, or may develop other different products intended for clinical or diagnostic purposes, which would result in the application of a more onerous set of regulatory requirements.
We depend on our key personnel and other highly qualified personnel, and if we are unable to recruit, train and retain our personnel, we may not achieve our goals.
Our future success depends on our ability to recruit, train, retain and motivate key personnel, including our senior management, research and development, manufacturing and sales, customer service and marketing personnel. In particular, Dr. Knopp, our Chief Executive Officer and one of our co-founders, and Dr. Brown, our Chief Technology Officer and one of our co-founders, are critical to our vision, strategic direction, culture and products. Each of our employees may terminate his or her relationship with us at any time and the loss of the services of such persons could have an adverse effect on our business. We rely on our senior management to manage our existing business operations and to identify and pursue new growth opportunities. The loss of any member of senior management could significantly delay or prevent the achievement of our business objectives and their replacement would likely involve significant time and expense.
As we continue to scale our business, we may find that certain of our products, certain customers or certain markets, including the biopharmaceutical market, may require a dedicated sales force or sales personnel with different experience than those whom we currently employ. Our continued growth will depend, in part, on attracting, retaining and motivating highly-trained sales personnel with the necessary scientific background and technical ability to understand our systems and effectively identify and sell to potential new customers. Identifying, recruiting and training additional qualified personnel will require significant time, expense and attention. In addition, the continued development of complementary software tools, such as our analysis tools and visualization software, requires us to compete for highly trained software engineers in the Boston area and for highly trained customer service personnel globally.
We do not have fixed term employment contracts with any of our employees. As a result, our employees could leave our company with little or no prior notice and would be free to work for a competitor, subject to the terms of their confidentiality, non-solicitation and intellectual property assignment agreements. Because of the complex and technical nature of our products and the dynamic market in which we compete, any failure to attract, train, retain and motivate qualified personnel could materially harm our operating results and growth prospects.
We may be unable to consistently manufacture our devices and consumables to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or at an acceptable performance level.
Our products are integrated solutions with many different components that work together. As such, a quality defect in a single component can compromise the performance of the entire solution. As we continue to grow and introduce new products, and as our products incorporate increasingly sophisticated technology, it will be increasingly difficult to ensure our products are produced in the necessary quantities without sacrificing quality. There is no assurance that we or our third party manufacturers will be able to continue to manufacture our products so that they consistently achieve the product specifications and quality that our customers expect. Any future design issues, unforeseen manufacturing problems, such as contamination of our or such third party facilities, equipment malfunctions, aging components, quality issues with components and materials sourced from third party suppliers, or failures to strictly follow procedures or meet specifications, may have a material adverse effect on our brand, business, financial condition and operating results and could result in us or our third party manufacturers losing International Organization for Standardization, or ISO, quality management certifications. If we or our third party manufacturers fail to maintain ISO quality management certifications, our customers might choose not to purchase products from us. Furthermore, we or our third party manufacturers may not be able to increase manufacturing to meet anticipated demand or may experience downtime.
In order to meet our customers’ needs, we attempt to forecast demand for our products and components used for the manufacture of our products. If we fail to accurately forecast this demand, we could incur additional costs or experience manufacturing delays and may experience lost sales or significant inventory carrying costs.
The risk of manufacturing defects or quality control issues is generally higher for new products, whether produced by us or a third party manufacturer, products that are transitioned from one manufacturer to another, particularly if manufacturing is transitioned or initiated with a manufacturer we have not worked with in the past, and products that are transferred from one manufacturing facility to another. We cannot assure investors that we and our third party manufacturers will be able to launch new products on time, transition manufacturing of existing products to new manufacturers, transition our manufacturing capabilities to a new location or transition manufacturing of any additional consumables in-house without manufacturing defects. An inability to manufacture products and components that consistently meet specifications, in necessary quantities and at commercially acceptable costs will have a negative impact and may have a material adverse effect on our business, financial condition and results of operations.
We depend on a continued supply of components and raw materials for our products from third party suppliers, and if shortages of these components or raw materials arise, we may not be able to secure enough components to build new products to meet customer demand or we may be forced to pay higher prices for these components.
We rely on a limited number of suppliers for several key components utilized in the assembly of our products, and in some cases, such as the glass in our microfluidic chips, swab samplers, and sensors within our products, we rely on a single supplier for a particular component, subassembly or consumable. Although in many cases we use standard components for our products, in some cases, components may only be purchased from a limited number of suppliers. In particular, we are dependent on single suppliers for our Rebel autosampler subassemblies and our MX908 consumables. If, for any reason, our access to these swab samplers is limited or delayed, we would need to quickly identify and qualify an alternate source of swab samplers. Identifying and qualifying an alternate source may take time and involve additional expense, and there is no guarantee that the alternate source will perform as expected. If our customers experienced a shortage or delay in consumables, such as swab samplers, microfluidic chips, or assay kits, or if these consumables do not perform at the levels our customers expect, our business could be materially and adversely impacted.
In addition, we maintain relatively low inventory and acquire components based upon anticipated annual demand. Neither we nor our contract manufacturers enter into long-term supply contracts for these components, and none of our third party suppliers is obligated to supply products to us for any specific period or in any specific quantities, except as may be provided in a particular purchase order. We are not a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. Many of the other components required to build our systems are also occasionally in short supply. Therefore, if shortages or delays arise, we may not be able to secure enough components at reasonable prices or of acceptable quality to build new products, resulting in an inability to meet customer demand or our own operating goals, which could adversely affect our customer relationships, business, operating results and financial condition.
Additionally, damage to a manufacturing facility or other property of any of our suppliers, due to fire, flood or other natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.
Our current research and development efforts may not produce significant revenue for several years, if at all.
Developing our products is expensive, and the investment in product development may involve a long payback cycle. Our investment in research and development may not result in marketable products or may result in products that take longer to generate revenue, or generate less revenue, than we anticipate. For the year ended December 31, 2020, our research and development expenses were $8.2 million, or 30% of our total revenue. Our future plans include significant investments in research and development of product opportunities for expansion of our handheld products and new application areas for our desktop products. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments for several years, if at all.
Undetected errors or defects in our products, or errors made by the end users of our products, could harm our reputation and decrease market acceptance of our products.
Our devices and consumables, as well as the software that accompanies them, may contain undetected errors or defects when first introduced or as new versions are released. Disruptions or other performance problems with our products or software may adversely impact our customers’ research or business, harm our reputation and result in reduced revenue or increased costs associated with product repairs or replacements. Further, in the event that an end user makes an error or fails to analyze a particular substance correctly, our product may be associated with a failure to identify a substance that ultimately turns out to be harmful, or, conversely, be associated with a false alarm raised over a substance that turns out to be benign. We also provide customer support services, such as in connection with our “Reachback” program described in the “Business” section of this prospectus. It is possible that incorrect or inaccurate information may be delivered to a customer in the context of one or more support consultations. If any such errors or mistakes occur, we may also incur significant costs, the attention of our key personnel could be diverted or other significant customer relations problems may arise. We may also be subject to unwanted media attention, warranty claims or breach of contract for damages related to errors or defects in our products and solutions.
If we experience a significant disruption in our information technology systems or breaches of data security, our business could be adversely affected.
We rely on information technology systems to keep financial records, facilitate our research and development initiatives, manage our manufacturing operations, maintain quality control, fulfill customer orders, maintain corporate records, communicate with staff and external parties and operate other critical functions. Our information technology systems are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events including, but not limited, to natural disasters and catastrophes. Cyberattacks and other malicious internet-based activity continue to increase and cloud-based platform providers of services have been and are expected to continue to be targeted. In addition to traditional computer hackers, malicious code (such as viruses and worms), employee theft or misuse, denial-of-service attacks and sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. If we were to experience a prolonged system disruption in our information technology systems or those of certain of our vendors, it could negatively impact our ability to serve our customers, which could adversely impact our business. If operations at our facilities were disrupted, it may cause a material disruption in our business if we are not capable of restoring functionality on an acceptable timeframe. In addition, our information technology systems (and those of our vendors and partners) are potentially vulnerable to data security breaches, whether by internal bad actors (e.g., employees) or external bad actors (attacks of which are becoming increasingly sophisticated, including social engineering and phishing scams), which could lead to the exposure of personal data, sensitive data and confidential information to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the exposure of personal information (including sensitive personal information) of our employees, customers and others, any of which could have a material adverse effect on our business, reputation, financial condition and results of operations.
In addition, any such access, disclosure or other loss or unauthorized use of information or data could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state and foreign data protection and privacy regulations, violations of which could result in significant penalties and fines. In addition, although we seek to detect and investigate all data security incidents, security breaches and other incidents of unauthorized access to our information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.
The cost of investigating, mitigating and responding to potential data security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant. Our insurance policies may not be adequate to compensate us for the potential costs and other losses arising from such disruptions, failures or security breaches. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, defending a suit, regardless of its merit, could be costly, divert management attention and harm our reputation.

Our international operations may raise additional risks, which could have an adverse effect on our operating results.
For the year ended December 31, 2020, international revenue accounted for 18% of our total revenue. We expect our international revenue and operations will continue to expand in the future. Our international operations are subject to a variety of risks that we do not face in the United States, including:
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the difficulty of increased travel, infrastructure and legal compliance costs associated with developing international revenue;

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difficulties in enforcing contracts, collecting accounts receivable and longer payment cycles, especially in emerging markets;

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many, if not most, foreign governments are investing less in safety and security and in technology to detect dangerous chemicals than the U.S. government;

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general economic conditions in the countries in which we operate;

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additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

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compliance with privacy and data security requirements in foreign jurisdictions in which we operate;

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imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States;

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costs and delays associated with developing products or technology in multiple languages, such as the software embedded in our products and the products’ built-in library of chemical substances;

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compliance with foreign technical standards;

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increased length of time for shipping and acceptance of our products;

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increased exposure to foreign currency exchange rate risk;

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reduced protection for intellectual property rights in some countries; and

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political unrest, war, incidents of terrorism, or responses to such events.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations.
Our overall success in international markets depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, operating results and financial condition.
Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.
The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the European General Data Protection Regulation, or the GDPR, which took effect across all member states of the European Economic Area, or the EEA, in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. The GDPR, together with national legislation, regulations and guidelines of the EEA member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater.
All of these evolving compliance and operational requirements may require us to modify our data processing practices and policies, which in turn could distract management or divert resources from other initiatives and projects. Any failure or perceived failure by us to comply with any applicable laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Our loan and security agreement contains covenants, which restrict our operating activities, and we may be required to repay the outstanding indebtedness in an event of default, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
On March 11, 2021, we entered into an Amended and Restated Loan and Security Agreement, or the 2021 Revolver, with Signature Bank, or the Lender. This agreement created a revolving line of credit totaling $25.0 million and replaced the existing term loan. On March 11, 2021, we used $14.5 million of proceeds from the revolving line of credit to repay all amounts then due on the existing term loan. Until we have repaid such indebtedness, the 2021 Revolver subjects us to various customary covenants, including requirements as to financial reporting and financial covenants (including an unrestricted minimum cash level of $10.0 million), and restrictions on our ability to dispose of our business or property, to change our line of business, to liquidate or dissolve, to enter into any change in control transaction, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on our property, to pay any dividends or make other distributions on capital stock other than dividends payable solely in capital stock, to redeem capital stock, to enter into in-bound licensing agreements, to engage in transactions with affiliates, and to encumber our intellectual property. Our business may be adversely affected by these restrictions on our ability to operate our business.
We are permitted to make interest-only payments on the revolving line of credit through March 11, 2024, at which time all outstanding indebtedness shall be immediately due and payable. However, we may be required to repay the outstanding indebtedness under the revolving line of credit if an event of default occurs under the 2021 Revolver. An event of default will occur if, among other things, we fail to make required payments under the 2021 Revolver; we breach any of our covenants under the 2021 Revolver, subject to specified cure periods with respect to certain breaches; the Lender determines that a material adverse change (as defined in the 2021 Revolver) has occurred; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third parties which would permit the third party to accelerate the maturity of such indebtedness or that could have a material adverse change on us. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In such a case, we may be required to delay, limit, reduce or terminate our product development or operations or grant to others rights to develop and market products that we would otherwise prefer to develop and market ourselves. The Lender could also exercise its rights as secured lender to take possession of and to dispose of the collateral securing the revolving line of credit, which collateral includes substantially all of our property (excluding intellectual property, which is subject to a negative pledge). Our business, financial condition, results of operations, and prospects could be materially adversely affected as a result of any of these events.
The majority of our operations are currently conducted at a single location and any disruption at our facility could negatively impact our operations and increase our expenses.
Our headquarters in Boston, Massachusetts contains nearly all of our corporate and administrative functions, the majority of our research, and all of our in-house manufacturing. A natural or other disaster, such as a fire or flood, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods and other natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to fire, flood or other natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.
Risks related to sales of products to the U.S. Government
For the year ended December 31, 2020, revenue from government customers accounted for 70% of our product and service revenue. The majority of these product and service revenues were generated from agencies and departments of the U.S. government. In addition, substantially all of our revenue from license and contracts revenue are derived from contracts or sub-contracts related to the U.S. government. We expect significant revenue from U.S. government contracts for the foreseeable future. There is considerable risk associated with deriving a material portion of our revenue from sales to the U.S. government, including the risks described below.
A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.
We derive a significant portion of our revenue from contracts that we have, either directly or through distribution partners, with federal, state, local and foreign governments and government agencies, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. For example, we have historically derived, and expect to continue to derive, a significant portion of our revenue from sales to agencies of the U.S. federal government, either directly by us or through other distribution partners.
Sales to such government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense, without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration and performance of contracts, which provide public sector customers certain rights that are not typically found in commercial contracts.
Accordingly, our business, financial condition, results of operations, and prospects may be adversely affected by certain events or activities, including, but not limited to:
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changes in fiscal or contracting policies or decrease in available government funding;

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changes in government programs or applicable requirements;

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changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;

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appeals, disputes or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

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the adoption of new laws or regulations or changes to existing laws or regulations;

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budgetary constraints, including automatic reductions as a result of “sequestration” or similar measures and constraints imposed by lapses in appropriations for the federal government or certain of its departments and agencies;

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influence by, or competition from, third parties with respect to pending, new or existing contracts with government customers;

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potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, and public health concerns or epidemics, such as the COVID-19 outbreak; and

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increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as performance failures of our partners and subcontractors.

Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from purchasing our products and services in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition and prospects.

U.S. government programs are limited by budgetary constraints and political considerations and are subject to uncertain future funding levels that could result in the termination of programs.
U.S. government agency and department purchases are often strategic in nature and large in size. Therefore, reductions in federal funding levels that impact our customers could negatively affect the size of our customers’ orders or lead to cancellation of orders. Government contracts are often subject to more extensive scrutiny and publicity than commercial contracts. The number and terms of new government contracts signed can be affected significantly by political and economic factors, such as pending elections and revisions to government tax policies. Negative publicity related to our government contracts, regardless of its accuracy, may damage our business by affecting our ability to compete for new contracts. A decline in security-related government spending for any reason, or a shift away from programs that we address, could hurt our sales, put pressure on our prices and reduce our revenue and margins.
A multi-year U.S. government program may be implemented through the award of many different individual contracts, grants, cooperative agreements and subcontracts or other subawards. For U.S. government programs, program funding is subject to Congressional appropriations. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Government programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination of a program or failure to commit funds to a program would result in a loss of anticipated future revenue attributable to that program, which could materially harm our business.
Our contracts with the U.S. government may impose requirements that may be unfavorable to us and that may have a material adverse effect on our growth prospects and operating results.
There are inherent risks in contracting with the U.S. government. The U.S. government can typically terminate, reduce orders under or otherwise modify any of its contracts with us for its convenience (i.e., without cause) whether or not we have failed to perform under the terms of the applicable contract. In such case, the government would not be required to pay us for the lost profits for the unperformed work. A termination arising out of our default could expose us to liability and harm our ability to compete for future contracts and orders. In addition to unfavorable termination provisions, our U.S. government contracts and related regulations contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and potentially restrict exports of our products, services and associated materials.
Our contracts with government agencies may subject us to other risks and give the government additional rights and remedies not typically found in commercial contracts, including rights that allow the government to, for example:
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obtain detailed cost or pricing information;

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receive “most favored customer” pricing;

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perform routine audits;

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impose equal employment and hiring standards;

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require products to be manufactured in specified countries;

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restrict non-U.S. ownership or investment in our company; and/or

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pursue administrative, civil or criminal remedies for contractual violations.

These rights and remedies have the potential to limit our sales to, and increase our costs of, doing business with both government and commercial customers, which could materially adversely affect our growth prospects and operating results.
We are subject to audits by the U.S. government which could adversely affect our business.
U.S. government agencies routinely audit and investigate government contractors to monitor performance, cost allocations, cost accounting and compliance with applicable laws, regulations and standards. Since some of our contracts provide for cost reimbursement, the U.S. government has the right to audit our costs even after job completion and after we have billed and recognized the corresponding revenue. The U.S. government also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allowed or improperly allocated to a specific contract will not be reimbursed, and any such costs that have already been reimbursed must be refunded, which would affect associated revenue that had already been recognized. While we intend to implement uniform procurement and compliance programs for all of our business, we may be subject to more risks from these audits until we are able to implement such a program effectively.
Responding to governmental audits, inquiries or investigations may involve significant expense and divert the attention of our management. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, damages, fines and suspension or debarment from doing business with U.S. government agencies. In addition, our reputation could be seriously harmed by allegations of impropriety, even if unfounded. Our internal controls may not prevent or detect all improper or illegal activities.
Our business is subject to laws and regulations that are more restrictive because we are a contractor and subcontractor to the U.S. government.
As a contractor and subcontractor to the U.S. government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors, including the Federal Acquisition Regulations and its supplements, which comprehensively regulate the formation, administration and performance of U.S. government contracts, and the Truth in Negotiations Act and various other laws, which require certain certifications and disclosures. These laws and regulations, among other things:
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require that we obtain and maintain material governmental authorizations and approvals to conduct our business as it is currently conducted;

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require certification and disclosure of cost and pricing data in connection with certain contract negotiations;

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impose rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts;

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restrict the use and dissemination of information classified for national security purposes and the export of certain products and technical data; and

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impose requirements relating to ethics and business practices, which carry penalties for noncompliance ranging from monetary fines and damages to loss of the ability to do business with the U.S. government as a prime contractor or subcontractor.

In addition, we may be subject to industrial security regulations of the U.S. Department of Defense and other federal agencies that are designed to safeguard against unauthorized access by foreigners and others to classified and other sensitive U.S. government information. If we were to come under foreign ownership, control or influence, our U.S. government customers could terminate, or decide not to renew, our contracts, or we may be subjected to burdensome industrial security compliance measures. Such a situation could impair our ability to obtain new contracts and subcontracts. The government may also change its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair our ability to obtain new contracts.
Risks related to litigation and our intellectual property
We rely on in-bound licenses granted to us from third parties. If we lose these rights, our business may be materially adversely affected, our ability to develop improvements to our existing products and to develop new products may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation as well as the potential loss of or limitations on our ability to develop and commercialize products and technology covered by these license agreements.
We are party to royalty-bearing license agreements and we may need to obtain additional licenses from others to advance our research, development and commercialization activities. Our current license agreements impose, and we expect that any future exclusive in-bound license agreements will impose, various development, diligence, commercialization and other obligations on us. We have also entered into engagements in the past, and may enter into engagements in the future, with other partners and customers under which we obtain certain intellectual property rights relating to our platform and technology. These engagements take the form of exclusive licenses, non-exclusive licenses, or assignment of actual ownership of intellectual property rights or technology from third parties. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those agreements. In some cases, we may not control the prosecution, maintenance or filing of the patents and patent applications to which we hold licenses, or the enforcement of those patents against third parties.
Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:
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the scope of rights granted under the agreements and other interpretation-related issues;

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the extent to which our systems and consumables, technology and processes infringe on intellectual property rights of the licensor that are not licensed under the licensing agreement;

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the sublicensing of patent and other rights under our collaborative development relationships;

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our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

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the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

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the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-bound license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore, including in connection with any aforementioned disputes, terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If any such in-bound license is terminated, or if the licensed patents fail to provide the scope of exclusivity expected, competitors or other third parties might have the freedom to market, develop, or commercialize products similar to ours. In addition, absent the rights granted to us under such license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and if such litigation by the licensor is successful we may be required to pay damages to our licensor, or we may be required to cease our development and commercialization activities which are deemed infringing, and in such event we may ultimately need to modify our activities or products to design around such infringement, which may be time- and resource-consuming, and which may not be ultimately successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, certain of our agreements with third parties may provide that intellectual property arising under these agreements, such as data that could be valuable to our business, will be owned by the counterparty, in which case, we may not have adequate rights to use such data or have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. If one of our products requires extended development, testing, regulatory review and/or examination by a patent granting authority, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the U.S. Patent and Trademark Office, or the USPTO, and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market without infringing our patents and this circumstance may have a material adverse effect on our business.
Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. We may not develop additional proprietary products, methods and technologies that are patentable.
Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours, even if we had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our products or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.
The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also affects patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid, even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-bound licensed patent applications and the enforcement or defense of our owned or in-bound licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third party challenges to any owned or licensed patents.
Our ability to compete and the success of our business could be jeopardized if we are unable to protect our intellectual property adequately.
Our success depends to a degree upon the protection of our proprietary technology and obtaining, maintaining and enforcing our intellectual property and other proprietary rights. We rely on a combination of trade secrets, patents, copyrights, trademarks and contractual provisions with employees, contract manufacturers, consultants, customers and other third parties to establish and protect our intellectual property rights, all of which offer only limited protection. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties.
Although we enter into confidentiality, assignments of proprietary rights and license agreements, as appropriate, with our employees and third parties, including our contract manufacturers, contract engineering firms, and generally control access to and distribution of our technologies, documentation and other proprietary information, we cannot be certain that the steps we take to prevent unauthorized use of our intellectual property rights are sufficient to prevent their misappropriation, particularly in foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States. In addition, we rely on trade secrets to protect certain of our technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees and third parties to whom our trade secrets are disclosed may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party entity illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.
If competitors are able to use our technology, our ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of our proprietary technology, it might be able to develop and manufacture similarly designed solutions at a reduced cost, which would result in a decrease in demand for our products.
Furthermore, we have adopted a strategy of seeking limited patent protection both in the United States and in foreign countries with respect to the technologies used in or relating to our products. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, we may need to license these technologies and we may not be able to obtain licenses on reasonable terms, if at all, thereby causing great harm to our business. Additionally, the determination that a patent application or patent claim meets all of the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the U.S., or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, in our licensed patents or patent applications or in third party patents.
Even in those instances where we have determined that another party is breaching our intellectual property and other proprietary rights, enforcing our legal rights with respect to such breach may be expensive and difficult. We may need to engage in litigation to enforce or defend our intellectual property and other proprietary rights, which could result in substantial costs and diversion of management resources. Further, many of our current and potential competitors are substantially larger than we are and have the ability to dedicate substantially greater resources to defending any claims by us that they have breached our intellectual property rights.
Failure to protect our intellectual property could affect our ability to secure additional contracts or preserve market advantages when we commercialize our products.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, or that are initiated against us, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products, services and other technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
We may be obligated to disclose our proprietary technology to our customers, which may limit our ability to protect our intellectual property.
Certain customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a technology escrow agreement under which we place proprietary know-how and source code for our products in escrow with a third party. Under these escrow agreements, the know-how and source code to the applicable product may be released to the customer, typically for its use to further develop, maintain, modify and enhance the product, upon the occurrence of specified events, such as our filing for bankruptcy and breaching our representations, warranties or covenants of our agreements with our customers. Disclosing this know-how and source code may limit the intellectual property protection we can obtain or maintain for that know-how or source code or the products embodying or containing that know-how or source code, and may facilitate intellectual property infringement claims against us. Each of these could harm our business, results of operations and financial condition.
Issued patents covering our products could be found invalid or unenforceable if challenged.
Although patents granted by the USPTO or other patent granting authority are generally entitled to a presumption of validity and enforceability, a granted patent’s scope, validity or enforceability can still be challenged. Some of our patents or patent applications (including in-bound licensed patents) have been or may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future products.
We may not be aware of all third party intellectual property rights potentially relating to our products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. Moreover, we may not search for or identify all relevant third party patents or we may incorrectly interpret the relevance, scope or expiration of a third party patent of which we are aware. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.
Claims by other parties that we infringe or misuse their proprietary technology could subject us to significant liability and could force us to redesign our products or to incur significant costs.
Our competitors protect their intellectual property rights by means such as trade secrets, patents, copyrights and trademarks. Although we have not been involved in any litigation related to intellectual property rights of others, from time to time we receive letters from other parties alleging, or inquiring about, breaches of their intellectual property rights. Any party asserting that our products infringe their proprietary rights would force us to defend ourselves, and possibly our customers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. The risk of such a lawsuit will likely increase as our size and the number and scope of our products increase, as our geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation could:
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be time-consuming and expensive to defend, whether meritorious or not;

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require us to stop selling, incorporating or using our products that use the other party’s intellectual property;

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divert the attention of our technical and managerial resources;

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require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all;

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prevent us from operating all or a portion of our business or force us to redesign our products, which could be difficult and expensive and may degrade performance of our products, or withdraw one or more of our products altogether;

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subject us to significant liability for damages or result in significant settlement payments;

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require us to indemnify our customers, distribution partners or suppliers; and

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refund deposits and other amounts received for allegedly infringing technology or products.

Intellectual property litigation can be costly. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is also time-consuming and could divert management’s attention and resources away from our business. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations. Any of the foregoing could disrupt our business and have a material adverse effect on our operating results and financial condition.
In the future we may be involved in litigation related to intellectual property, which could be time-intensive and costly and may adversely affect our business, financial condition, results of operations, and prospects.
In recent years, there has been significant litigation in the United States involving intellectual property rights. We may in the future be, involved with litigation or actions at the USPTO or a foreign patent office with various third parties that claim we or our partners or customers using our solutions and services have misappropriated or misused other parties’ intellectual property rights. We expect that the number of such claims may increase as the number of our systems, workflows, consumables and kits, and the level of competition in our industry segments, grow. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments, or result in potential or existing customers delaying purchases of our products or entering into engagements with us pending resolution of the dispute.
As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties, or the invalidity of such patents or proprietary rights.
Our research, development and commercialization activities may in the future be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other patent challenges, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products. As the biotechnology industry expands and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and one or more third parties may assert that our products or services infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets.
There can be no assurance that we will prevail in any suit initiated against us by third parties, successfully settle or otherwise resolve patent infringement claims. Third parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or services, and could result in the award of substantial damages against us, including treble damages, attorneys’ fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays and incur significant costs, in product or service introductions while we attempt to develop alternative products or services, or redesign our products or services, to avoid infringing third party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses or to develop a workaround could prevent us from commercializing products or services, and the prohibition of sale or the threat of the prohibition of sale of any of our products or services could materially affect our business and our ability to gain market acceptance for our products or services.
In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations, and prospects.
Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.
We use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits and other allegations by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms can be ambiguous. Legal precedent in this area is not well established and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations, and prospects.
General risks related to our business
If we fail to offer high quality customer service, our business and reputation could suffer.
We differentiate ourselves from our competition through our commitment to an exceptional customer experience. Accordingly, high quality customer service is important for the growth of our business and any failure to maintain such standards of customer service, or a related market perception, could affect our ability to sell products to existing and prospective customers. The number of our customers has grown significantly and such growth, as well as any future growth, will put additional pressure on our customer service organization. We may be unable to hire qualified staff quickly enough or to the extent necessary to accommodate increases in demand. Providing an exceptional customer experience requires significant time and resources from our customer service team. Therefore, failure to scale our customer service organization adequately may adversely impact our business results and financial condition.
Customers utilize our service teams and online content for help with a variety of topics, including how to use our products efficiently, how to integrate our products into existing workflows, and how to resolve technical, analysis, and operational issues if and when they arise. While we have developed significant resources for remote training, including an extensive library of online videos, we may need to rely more on these resources for future customer training, or we may experience increased expenses to enhance our online and remote solutions. If our customers do not adopt these resources, we may be required to increase the staffing of our customer service team, which would increase our costs. Also, as our business scales, we may need to engage third party customer service providers, which could increase our costs and negatively impact the quality of the customer experience if such third parties are unable to provide service levels equivalent to ours.
In addition, as we continue to grow our operations and reach a global customer base, we need to be able to provide efficient customer service that meets our customers’ needs globally at scale. In geographies where we sell through distributors, we rely on those distributors to provide customer service. If these third party distributors do not provide a high quality customer experience, our business operations and reputation may suffer.
If we were to be sued for product liability, we could face substantial liabilities that exceed our resources.
The marketing, sale and use of our products could lead to the filing of product liability claims were someone to allege that our products identified inaccurate or incomplete information regarding the cells analyzed or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current customers to terminate existing agreements and potential clinical partners to seek other partners, any of which could impact our business, financial condition, results of operations, and prospects.
Repair or replacement costs due to warranties we provide on our products and consumables could have a material adverse effect on our business, financial condition, and results of operations.
We provide a one-year assurance-type warranty on our products and consumables. Existing and future warranties place us at the risk of incurring future repair and/or replacement costs. At the time revenue is recognized, we establish an accrual for estimated warranty expenses based on historical data and trends. We exercise judgment in estimating the expected product warranty costs, using data such as the actual and projected product failure rates, estimated repair costs, freight, material, labor and overhead costs. While we believe that historical experience provides a reliable basis for estimating such warranty costs, unforeseen quality issues or component failure rates could result in future costs in excess of such estimates, or alternatively, improved quality and reliability in our products and consumables could result in actual expenses that are below those currently estimated. As of December 31, 2020, we had accrued expenses of $1.3 million relating to product warranty accruals. Substantial amounts of warranty claims could have a material adverse effect on our business, financial condition, and results of operations.
Our business has inherent operational risks that cannot be adequately covered by insurance or indemnity.
We may face unanticipated risks of legal liability for damages caused by the actual or alleged failure of our products. Our products may be deployed in response to an emergency or terrorist attack, which may increase our exposure to third party claims. While we have attempted to secure business liability insurance coverage at appropriate cost, it is impossible to insure against all risks inherent in our industry, nor can we assure you that our insurers will pay a particular claim, or that we will be able to maintain coverage at reasonable rates in the future. Our insurance policies also contain deductibles, limitations and exclusions, which increase our costs in the event of a claim. Substantial claims resulting from an accident in excess of or not otherwise covered by indemnity or insurance could harm our financial condition and operating results.
We may be subject to governmental export controls that could impair our ability to compete in international markets.
We are subject to governmental export controls that could impair our ability to compete in international markets.

Our products are or may be subject to U.S. export controls, including the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations, or EAR, the Office of Foreign Assets Control, or OFAC, and other similar laws and regulations of our products and associated technology. Obtaining export licenses can be a costly and time-consuming process, often three to six months in duration. In addition, in some cases, a license might not be granted for shipment to a particular customer in a particular country. Further, ascertaining the proper export classifications for our products is time-consuming and may lead to unpredictable results. A product’s export classification may be very broad with export licenses required for only a small number of countries or very restrictive with licenses required for many countries. It is also possible that a competitor may obtain a less restrictive classification than we do for a competitive product, giving them a significant competitive advantage in international markets. Changes in our products or changes in export regulations may require reclassification and create delays in the introduction and sale of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, constrain in some way the export of our products to additional countries. Any change in export regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.
We may also be required to obtain licenses from the U.S. government before we can work with foreign entities on the development of our products.
Export control laws may also inhibit the free interchange of technical discussions among our employees. Absent license authorization from the appropriate agency, some technical information related to our products and technologies cannot be discussed with or otherwise disclosed to our foreign national employees, or with our foreign distributors. Export licensing requirements may delay product development and other engineering activities.
Violations of export control requirements are subject to criminal, civil and administrative penalties. Export control agencies are authorized to impose monetary penalties or even to suspend export privileges. While such actions have not been taken against our company to date, such risks exist in this highly regulated field, and we cannot entirely eliminate the possibility that such agency action may occur in the future.
We could be adversely affected by violations of the Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the anti-bribery and anti-corruption laws of the United States or other countries.
We are subject to the FCPA, which among other things prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We have engaged independent distributors in the past and currently use independent distributors to sell our products outside of the United States. Our reliance on independent distributors to sell our products internationally demands a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents and we could be held responsible for their actions. Other U.S. companies in our markets have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery, and the People’s Republic of China anti-bribery laws, including the PRC Anti-Unfair Competition Law amended in 2017 and the PRC Criminal Law amended in 2017. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, financial condition, results of operations, and prospects. We could also suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

Our employees, consultants, distributors and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.
We are exposed to the risk of fraud or other misconduct by our employees, consultants, distributors, and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.
Our business is subject to environmental regulation and regulations relating to the protection of health and safety matters that could result in compliance costs. Any violation or liability under environmental laws or health and safety regulations could harm our business.
We are subject to environmental and safety laws and regulations governing the use, storage and disposal of hazardous substances or wastes and imposing liability for the cleanup of contamination from these substances. We handle hazardous substances in our manufacturing processes and in the compilation of our chemical library, and we could be liable for any improper use, storage, or disposal of such substances. We cannot completely eliminate the risk of contamination or injury from hazardous substances or wastes, and, in the event of such an incident, we could be held liable for any damages that result. In addition, we may be required to incur significant additional costs to comply with environmental laws and regulations in the future.
The Occupational Safety and Health Act of 1970, or OSHA, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various OSHA standards may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations.
The failure to comply with these regulations could result in fines by government authorities and payment of damages to private litigants, which could harm our business.
If we fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.
We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until our Annual Report on Form 10-K for the year ended December 31, 2021. As an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal controls over financial reporting or we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of our common stock could be materially adversely affected.
We may need additional capital in the future, which may not be available to us, and if it is available, may dilute your ownership of our common stock and have a material adverse effect on our business, operating results and financial condition.
We may need to raise additional funds in the future, through public or private debt or equity financings, if we are presented with unforeseen circumstances or opportunities in order to, among other things:
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develop or enhance our products;

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support additional capital expenditures;

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respond to competitive pressures;

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fund operating losses in future periods; or

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take advantage of acquisition or expansion opportunities.

Any required additional financing may not be available on terms acceptable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to grow or maintain our operations.
If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of holders of our common stock.
We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial condition and operating results.
In the future, we may acquire companies, assets or technologies in an effort to complement our existing offerings or enhance our market position. We have not made any acquisitions to date and we currently have no plans, proposals or arrangements with respect to any acquisition. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. Any future acquisitions we make could subject us to a number of risks, including:
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the purchase price we pay could significantly deplete our cash reserves, impair our future operating flexibility or result in dilution to our existing stockholders;

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we may find that the acquired company, assets or technology does not further improve our financial and strategic position as planned;

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we may find that we overpaid for the company, asset or technology, or that the economic conditions underlying our acquisition have changed;

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we may have difficulty integrating the operations and personnel of the acquired company;

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we may have difficulty retaining the employees with the technical skills needed to enhance and provide services with respect to the acquired assets or technologies;

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the acquisition may be viewed negatively by customers, financial markets, or investors;

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we may have difficulty incorporating the acquired technologies or products with our existing products;

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we may encounter difficulty entering and competing in new product or geographic markets;

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we may encounter a competitive response, including price competition or intellectual property litigation;

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we may have product liability, customer liability or intellectual property liability associated with the sale of the acquired company’s products;

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we may be subject to litigation by terminated employees or third parties;

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we may incur debt and restructuring charges;

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we may acquire goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges;

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our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; and

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our due diligence process may fail to identify significant existing issues with the target company’s product quality, product architecture, financial disclosures, accounting practices, internal controls, legal contingencies, intellectual property and other matters.

Any acquisitions of businesses, technologies, products or services may not generate sufficient revenue to offset the associated costs of the acquisitions or may result in other adverse effects, which could have a material adverse effect on our business, operating results, and financial condition.
In addition, negotiations for acquisitions or investments that are not ultimately consummated could result in significant diversion of management time, as well as substantial out-of-pocket costs, any of which could have a material adverse effect on our business, operating results and financial condition.
We may face exposure to foreign currency exchange rate fluctuation.
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, the GBP and the Chinese Yuan. We expect our non-U.S. operations to continue to grow in the near term and we are continually monitoring our foreign currency exposure to determine if we should consider a hedging program. Today, our non-U.S. contracts are denominated in either U.S. dollars or local currency, while our non-U.S. operating expenses are often denominated in local currencies. Additionally, as we expand our non-U.S. operations, a larger portion of our operating expenses may be denominated in local currencies. Therefore, increases in the value of the U.S. dollar and decreases in the value of foreign currencies could result in the dollar equivalent of our revenue being lower.
We generally recognize revenue from extended warranty and service contracts over the contract term, and changes in sales of such contracts may not be immediately reflected in our operating results.
We offer our customers the option to purchase extended warranty and service for regular system maintenance and system optimization on a fixed fee basis. We generally recognize revenue from our extended warranty and service plans ratably over the contract terms, which typically range from one additional year to four additional years and could in some cases be subject to an early termination right. A portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to extended warranty and service contracts entered into during previous quarters. Consequently, a decline in new or renewed extended warranty and service contracts by our customers in any one quarter may not be immediately reflected in our revenue for that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services and potential changes in our rate of renewals may not be fully reflected in our operating results until future periods.
Our ability to use our net operating losses and certain other tax attributes may be limited.
Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, unused federal net operating losses, or NOLs, generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that under the CARES Act, net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Additionally, the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act, or the CARES Act. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership (some of which may be outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset such taxable income may be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. For example, California recently imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2023. As a result, even if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.
Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign earnings. Any new taxes could adversely affect our domestic and international business operations and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Cuts and Jobs Act significantly revised the Code. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Cuts and Jobs Act may affect us, and certain aspects of the Tax Cuts and Jobs Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Cuts and Jobs Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act, the CARES Act, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Cuts and Jobs Act or future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.
We are subject to risks related to taxation in the United States.
Significant judgments based on interpretations of existing tax laws or regulations are required in determining our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions or the result of examinations by various tax authorities. Although we believe our tax estimates are reasonable, if the United States Internal Revenue Service or other taxing authority disagrees with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position.
Future interpretations of existing accounting standards could adversely affect our operating results.
Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and they could affect the reporting of transactions completed before the announcement of a change.

Risks related to ownership of our common stock
An active trading market for our common stock may not be sustained, and you may not be able to sell your common stock quickly or at a recently reported market price.
An active trading market for shares of our common stock may not be sustained, and securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, you may not be able to sell your shares of our common stock quickly or at a recently reported market price.
If securities or industry analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.
The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
The trading market for our common stock depends in part on research reports that securities or industry analysts publish about us or our business. We do not control these analysts. If securities or industry analysts fail to maintain coverage of our company, the trading price for our stock may be negatively affected. In the event one or more of these analysts downgrade our stock or publish unfavorable reports about our business, our stock price will likely decline. In addition, if any securities or industry analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price to decline.
The market price of our common stock has been volatile and could continue to be volatile.
Since the shares were sold in our initial public offering in December 2020 at a price of $20.00 per share, and through April 29, 2021, the price per share of our common stock has ranged from as low as $38.88 to as high as $79.60. Some of the factors that may cause the market price of our common stock to fluctuate, many of which may be beyond our control, include:
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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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fluctuations in our revenue as a result of our revenue recognition policy, even during periods of significant sales activity;

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the financial guidance that we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

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changes in financial estimates by securities analysts, our failure to meet such estimates, or failure of analysts to initiate or maintain coverage of our stock;

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the public’s response to our press releases or other public announcements by us, including our filings with the SEC;

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announcements by us or our competitors of significant technical innovations, products, contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments;

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failure of any of our products to achieve or maintain market acceptance;

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introduction of technologies or product enhancements that reduce the need for our products;

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changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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regulatory developments in the United States, foreign countries or both;

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litigation involving our company, our general industry or both;

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additions or departures of key personnel;

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changes in market valuations of similar companies in reaction to industry events, even if these events do not directly affect us;

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investors’ general perception of us;

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changes in general economic, industry and market conditions including those resulting from political unrest, war, incidents of terrorism, or responses to such events;

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the sustainability of an active trading market for our common stock; and

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future sales of our common stock by our officers or directors.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and divert management’s attention and resources.
Our actual operating results may differ significantly from any operating guidance we may provide.
From time to time, we may release guidance in our quarterly or annual earnings conference calls, quarterly or annual earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which will include forward-looking statements, will be based on projections prepared by our management. These projections may not be prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, or AICPA, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person will express any opinion or any other form of assurance with respect to the projections.
Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that we may release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third parties.
Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in actual operating results being different from our guidance, and the differences may be adverse and material.
Our management will have broad discretion as to the use of the net proceeds from this offering and might not apply the proceeds in ways that increase the value of your investment or in ways with which you agree.
We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. While it is the intention of our management to use the net proceeds from the offering in the best interests of the company, our management might not apply the net proceeds from this offering in ways that increase the value of your investment or in ways with which you agree. In addition, the market price of our common stock may fall if the market does not view our use of the net proceeds from this offering favorably. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Insiders own a significant portion of our outstanding common stock and therefore have substantial control over us and are able to influence corporate matters.
As of December 31, 2020, our executive officers, directors and their affiliates beneficially own, in the aggregate, approximately 48.7% of our outstanding common stock. As a result, these stockholders, if they act together, are able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.
Raising additional capital may cause dilution to our existing stockholders or restrict our operations.
We anticipate that we will seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements in the future to fund our operations. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings. Our decision to issue debt or equity securities will also depend on contractual, legal, and other restrictions that may limit our ability to raise additional capital. For example, the terms of our 2021 Revolver prohibit, subject to certain exceptions, our ability to incur additional indebtedness. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. Certain of the foregoing transactions may require us to obtain stockholder approval, which we may not be able to obtain.
A significant portion of our total outstanding shares may be sold into the public market in the near future or at any time thereafter, which could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur in the near future or at any time thereafter. These sales, upon the expiration of the lock-up agreements, the early release of these agreements, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock.
All shares of common stock not sold in our December 2020 initial public offering will be able to be sold in the public market beginning on June 16, 2021. The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act.
Certain holders of our common stock have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also filed a registration statement on Form S-8 registering the issuance of 5,591,857 shares of common stock issued or reserved for future issuance under our equity compensation plans. Shares registered under this registration statement on Form S-8 can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described above. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.
We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividends on our common stock and we do not currently expect to pay any cash dividends for the foreseeable future. Our credit agreements with our lenders contain provisions prohibiting us from paying any dividends during the term of the agreements without our lenders’ prior written consent. We intend to use our future earnings, if any, in the operation and expansion of our business. Accordingly, you are not likely to receive any dividends on your common stock for the foreseeable future, and your ability to achieve a return on your investment will, therefore, depend on appreciation in the price of our common stock.
We are incurring significant increased costs to implement an effective system of internal controls, and our management is required to devote substantial time to public company compliance initiatives. If we are unable to absorb these increased costs or maintain management focus on development and sales of our product offerings and services, we may not be able to achieve our business plan.
We are incurring significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose a variety of corporate governance requirements on public companies. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations are increasing our legal and financial compliance costs and making some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and expensive for us to obtain director and officer liability insurance, and we are incurring substantial costs to maintain the same or similar coverage.
In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, after we are no longer an “emerging growth company,” we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.
The increased costs associated with operating as a public company may decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.
We may be an “emerging growth company” until December 31, 2025, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.
The exact implications of the JOBS Act are subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.
Provisions in our certificate of incorporation, our by-laws or Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.
Provisions of our certificate of incorporation, our by-laws or Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:
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establish a classified board of directors so that not all members of our board are elected at one time;

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place limitations on the removal of directors;

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eliminate the ability of our stockholders to call special meetings of stockholders;

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prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders;

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establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

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enable our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us during a specified period unless certain approvals are obtained.
The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.
Our sixth amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for most legal actions involving actions brought against us by stockholders; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the

State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The choice of forum provision requiring that the Court of Chancery of the State of Delaware be the exclusive forum for certain actions would not apply to suits brought to enforce any liability or duty created by the Exchange Act.
There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business.
Our fourth amended and restated bylaws designate specific courts in as the exclusive forum for certain litigation that may be initiated by the Company’s stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Pursuant to our fourth amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our sixth amended and restated certificate of incorporation or fourth amended and restated bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision would not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as our headquarters are located in Boston, Massachusetts. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than to our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:
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estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing;

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the implementation of our business model and strategic plans for our products, new applications, and technologies;

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our expectations regarding the rate and degree of market acceptance of our platform;

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our ability to hire and retain key personnel, including sales and marketing personnel, and to manage our future growth effectively;

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competitive companies and technologies and our industry;

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our ability to manage and grow our business by expanding our sales to existing customers or introducing our products and workflows to new customers;

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our ability to develop and commercialize new products and applications;

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our ability to establish and maintain intellectual property protection for our products and workflows or avoid or defend claims of infringement;

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the performance of third party distributors, suppliers and manufacturers;

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the potential effects of government regulation;

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the severity and impact of COVID-19 and actions to contain the outbreak or treat its impact;

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our ability to obtain additional financing in this or future offerings;

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the volatility of the trading price of our common stock;

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our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

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our expectations regarding use of proceeds from this offering; and

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our expectations about market trends.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

INDUSTRY AND MARKET DATA
The market data and certain other statistical information used throughout this prospectus and the documents incorporated by reference in this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third party information presented in this prospectus and the documents incorporated by reference in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference in this prospectus. Some data are also based on our good faith estimates.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $      million, or approximately $      million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed public offering price of $      per share, the last reported sale price of our common stock on the Nasdaq Global Market on           , 2021, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed public offering price of  $      per share, last reported sale price of our common stock on the Nasdaq Global Market on           , 2021, would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, an increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the assumed public offering price remains the same.
We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, for working capital and general corporate purposes, including: (1) funding our research and development efforts to expand the applications of our current devices and to create enhanced products with our platform of technologies, such as testing new microfluidic variants for proteomics and expanding applications for MX908 into GMP environments; (2) expanding our commercial operations and accelerating planned investments, such as hiring additional support, service, and sales management in Europe, Asia Pacific and Latin America, bolstering our infrastructure in these regions; and (3) we may also use a portion of the remaining net proceeds, if any, to acquire complementary businesses, products, services or technologies, including scientific expertise, however, we do not have agreements or commitments for any acquisitions at this time.
We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Due to uncertainties inherent in the development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash, cash equivalents and the future payments, if any, generated from any future collaboration agreements to fund our operations, any of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, for example, the results of our research and development efforts. Accordingly, we will have broad discretion in using these proceeds.
Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. Our ability to pay cash dividends is currently restricted by the terms of our loan and security agreement, dated March 11, 2021, with Signature Bank. In addition, the terms of any future debt instruments may also materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the board of directors deems relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of            , 2021:
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on an actual basis;

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on an as adjusted basis to give effect to our issuance and sale of           shares of our common stock in this offering at an assumed public offering price of  $      per share, the last reported sale price of our common stock on the Nasdaq Global Market on           , 2021, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the closing of this offering will change based on the actual public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and the related notes incorporated by reference in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.
As of , 2021
	Actual	As Adjusted
(in thousands, except share and per share data)
Cash and cash equivalents	$	$
Long-term debt, net of discount	$	$
Stockholders’ equity
Preferred stock, $0.001 par value; 5,000,000 shares authorized and no shares issued or outstanding, actual and as adjusted
Common stock, $0.001 par value; 100,000,000 shares authorized; shares issued and outstanding at , 2021, actual; 100,000,000 shares authorized, shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization	$	$
A $1.00 increase (decrease) in the assumed public offering price of  $      per share, the last reported sale price of our common stock on the Nasdaq Global Market on           , 2021, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, common stock, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The table above does not include:
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     shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding as of           , 2021, with a weighted average exercise price of  $      per share;

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     shares of common stock issuable upon the exercise of stock options outstanding as of           , 2021 under our 2012 Stock Option and Grant Plan, or our 2012 Plan, with a weighted-average exercise price of  $      per share;

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     of common stock reserved for future issuance as of           , 2021, under our 2020 Stock Option and Incentive Plan, or our 2020 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2020 Plan; and

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     shares of our common stock that are available for future issuance under our Employee Stock Purchase Plan, or our ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.
Our historical net tangible book value as of                 , 2021 was $      million, or $      per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of common stock outstanding as of                 , 2021.
After giving further effect to our issuance and sale of           shares of our common stock in this offering at an assumed public offering price of  $      per share, the last reported sale price of our common stock on the Nasdaq Global Market on           , 2021, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of                 , 2021 would have been $      million, or $      per share. This represents an immediate increase in our as adjusted net tangible book value per share of  $      to existing stockholders and immediate dilution of  $      in our as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:
Assumed public offering price per share		$
Historical net tangible book value per share as of , 2021	$
Increase in as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing common stock in this offering		$
The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of  $      per share, the last reported sale price of our common stock on the Nasdaq Global Market on                 , 2021, would increase (decrease) our as adjusted net tangible book value per share after this offering by $      and dilution per share to new investors purchasing common stock in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our as adjusted net tangible book value per share after this offering by $      and decrease the dilution per share to new investors purchasing common stock in this offering by $      , assuming no change in the assumed public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our as adjusted net tangible book value per share after this offering by $      and increase the dilution per share to new investors purchasing common stock in this offering by $      , assuming no change in the assumed public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, our as adjusted net tangible book value per share after this offering would be $      , representing an immediate increase in our as adjusted net tangible book value per share of  $      to existing stockholders and immediate dilution in our as adjusted net tangible book value per share of  $      to new investors purchasing common stock in this offering, assuming an public offering price of  $      per share, the last reported

sale price of our common stock on the Nasdaq Global Market on           , 2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The table and discussion above are based on the number of shares of our common stock outstanding as of                 , 2021, and exclude:
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      shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding as of           , 2021, with a weighted average exercise price of  $      per share;

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      shares of common stock issuable upon the exercise of stock options outstanding as of           , 2021 under our 2012 Stock Option and Grant Plan, or our 2012 Plan, with a weighted-average exercise price of  $      per share;

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      of common stock reserved for future issuance as of           , 2021, under our 2020 Stock Option and Incentive Plan, or our 2020 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2020 Plan; and

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      shares of our common stock that are available for future issuance under our Employee Stock Purchase Plan, or our ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our ESPP.

To the extent that new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference herein. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus or in the documents incorporated by reference herein, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We have developed an innovative suite of purpose-built handheld and desktop mass spectrometry, or Mass Spec, devices for the point-of-need. Leveraging our proprietary platform technology, we make the extraordinary analytical power of Mass Spec available in devices that are significantly smaller and more accessible than conventional laboratory instruments. Our Mass Spec devices are used at the point-of-need to interrogate unknown and invisible materials and provide quick, actionable answers to directly address some of the most critical problems in life sciences research, bioprocessing, industrial biotech, forensics and adjacent markets.
We create simplified measurement devices that our customers can use as accurate tools where and when their work needs to be done, rather than overly complex and centralized analytical instrumentation. We believe the insights and answers our devices provide will accelerate workflows, reduce costs, and offer transformational opportunities for our end users.
Front-line workers rely upon our handheld devices to combat the opioid crisis and detect counterfeit pharmaceuticals and illicit materials in the air or on surfaces at levels 1,000 times below their lethal dose. Our desktop devices are accelerating development and production of biotherapeutics by identifying and quantifying extracellular species in bioprocessing critical to cell health and productivity. They sit alongside bioreactors and fermenters producing drug candidates, functional proteins, cell and gene therapies, and synthetic biology derived products. We believe the insights and answers our devices provide accelerate workflows, reduce costs, and offer transformational opportunities for our end users. The term “products” as used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” refers to the MX908, Rebel and ZipChip Interface.
Since inception, we have focused substantially all of our resources on designing, developing and building our proprietary Mass Spec platform and associated technologies, supporting software improvements and data analysis, organizing and staffing our company, planning our business, raising capital, and providing general and administrative support for these operations. To date, we have funded our operations primarily with proceeds from sales of preferred stock and borrowings under loan agreements and, most recently, with proceeds from our initial public offering, or IPO. On December 22, 2020, we completed our IPO, pursuant to which we issued and sold 7,475,000 shares of common stock, inclusive of 975,000 shares pursuant to the full exercise of the underwriters’ option to purchase additional shares. We received net proceeds of $136.6 million after deducting underwriting discounts and commissions and other offering costs.
Since our inception, we have incurred significant operating losses. Our ability to generate revenue sufficient to achieve profitability will depend on the successful further development and commercialization of our products. We generated revenue of $18.0 million and $26.9 million for the years ended December 31, 2019 and 2020, respectively, and incurred net losses of $13.4 million and $12.8 million for those same years. As of December 31, 2020, we had an accumulated deficit of $78.5 million. We expect to continue to incur net losses as we focus on growing commercial sales of our products in both the United States and international markets, including growing our sales teams, scaling our manufacturing operations, continuing research and development efforts to develop new products and further enhance our existing products. Further, we expect to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding for expenses related to our operating activities, including selling, general and administrative expenses and research and development expenses.
Because of the numerous risks and uncertainties associated with product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Until such time, if ever, as we can generate substantial revenue sufficient to achieve profitability, we expect to finance our operations through a combination of equity offerings, debt financings and strategic alliances. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the further development and commercialization efforts of one or more of our products, or may be forced to reduce or terminate our operations.
COVID-19
In December 2019, a novel strain of coronavirus, or COVID-19, emerged in Wuhan, Hubei Province, China. Less than four months later, in March 2020, the World Health Organization declared COVID-19 a pandemic, and the virus has now spread to many other countries and regions and every state within the United States, including Massachusetts, where our primary offices and manufacturing facility are located. The impact of this pandemic has been and will likely continue to be extensive in many aspects of society, which has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world.
Impacts in 2020 to our business as a result of COVID-19 include disruptions to our manufacturing operations and supply chain caused by facility closures, reductions in operating hours, staggered shifts and other social distancing efforts, decreased productivity and unavailability of materials or components, limitations on our employees’ and customers’ ability to travel, and delays in product installations, trainings or shipments to and from affected countries and within the United States. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we took precautionary measures intended to minimize the risk of the virus to our employees, our customers and the communities in which we operate, including temporarily closing our offices to visitors and limiting the number of employees in our offices to those that are deemed essential for manufacturing and research purposes, as well as virtualizing, postponing or canceling customer, employee and industry events. In addition, during 2020, we temporarily reduced the manufacturing and distribution of our products at our facility in Boston, Massachusetts.
Disruptions in our customers’ operations have impacted and may continue to impact our business. For example, laboratory shutdowns and reduced capital spend have negatively impacted our ZipChip Interface and consumables sales, resulting in a decrease in ZipChip Interface sales from 2019 to 2020. While this decrease did not significantly impact our total revenue in 2020, the impact could be more significant in the future. We are focused on navigating the challenges presented by COVID-19, with a primary focus on preserving our liquidity and managing our cash flows by taking preemptive action to enhance our ability to meet our short-term liquidity needs. To address actual and expected reductions in revenue and cash flows, we reduced our discretionary spending and reduced payroll costs through temporary employee furloughs and salary reductions. Starting in July 2020, we reinstated our furloughed employees and pay rates.
We do not yet know the net impact that the COVID-19 pandemic may have on our business and cannot guarantee that it will not be materially negative. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted may create operational and other challenges, any of which could harm our business and results of operations. While we maintain an inventory of finished products and raw materials used in our products, a prolonged pandemic could lead to shortages in the raw materials necessary to manufacture our products. If we experience a prolonged disruption in our manufacturing, supply chains or commercial operations, or if demand for our products is significantly reduced as a result of the COVID-19 pandemic, we would expect to experience a material adverse impact on our business, financial condition, results of operations and prospects.
Historically, a significant portion of our field sales, customer training events and other application services have been conducted in person, and the rollout of our new products has historically been supported by our participation at industry conferences. Currently, as a result of the work and travel restrictions related to the COVID-19 pandemic, and the precautionary measures that we have adopted, substantially all of our field sales and professional services activities are being conducted remotely, which has resulted in a decrease in our travel expenditures. However, we expect our travel expenditures to increase in the future, which could negatively impact our financial condition and results of operations. We do not yet know the extent of the negative impact of such restrictions and precautionary measures on our ability to attract new customers or retain and expand our relationships with existing customers over the near and long term.
Factors affecting our performance
We believe that our financial performance has been and in the foreseeable future will continue to be primarily driven by the following factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address the factors below is subject to various risks and uncertainties, including those described under the heading “Risk Factors.”
Device sales
Our financial performance has largely been driven by, and in the future will continue to be impacted by, the rate of sales of our handheld and desktop devices. Management focuses on device sales as an indicator of current business success and a leading indicator of likely future recurring revenue from consumables and services. We expect our device sales to continue to grow as we increase penetration in our existing markets and expand into, or offer new features and solutions that appeal to, new markets.
We plan to grow our device sales in the coming years through multiple strategies including expanding our sales efforts domestically and globally and continuing to enhance the underlying technology and applications for life sciences research related to our Rebel and ZipChip Interface. As part of this strategy and in an effort to increase the rate of sales of our devices, we increased our sales force by 60% from January 1, 2019 through December 31, 2020, with 16 commissionable sales representatives as of December 31, 2020. We regularly solicit feedback from our customers and focus our research and development efforts on enhancing our devices and enabling our customers to use additional applications that address their needs, which we believe in turn helps to drive additional sales of our devices and consumables.
Our sales process varies considerably depending upon the type of customer to whom we are selling. Historically, our handheld devices have been used by state, federal and foreign governments and governmental agencies. Our sales process with government customers is often long and involves multiple levels of approvals, testing and, in some cases, trials. Device orders from a government customer are typically large orders and can be impacted by the timing of their capital budgets. As a result, the revenue for our handheld devices can vary significantly from period-to-period and has been and may continue to be concentrated in a small number of customers in any given period.
Our desktop devices are typically used by the pharmaceutical, biotechnology and academia markets. Our sales cycles within these markets tend to vary based on the size of the customer and the number of devices they purchase. Our shortest sales cycles are typically for small laboratories and individual researchers where, in some cases, we receive purchase orders from these customers within three months. Our sales process with other institutions can be longer with most customers submitting purchase orders within six to twelve months. Given the variability of our sales cycle, we have in the past experienced, and likely will in the future experience, fluctuations in our desktop device sales on a period-to-period basis. Additionally, we have experienced and may continue to experience the impact of laboratory shutdowns related to COVID-19 on device and consumable sales to these markets.

Recurring revenue
We regularly assess trends relating to recurring revenue which includes consumables and services based on our product offerings, our customer base and our understanding of how our customers use our products. Consumables and service revenue was 15% and 14% of total product and service revenue for the years ended December 31, 2019 and 2020, respectively. Our recurring revenue as a percentage of total product and service revenue will vary based upon new device placements in the period. As our device installed base expands, recurring revenue on an absolute basis is expected to increase and over time should be an increasingly important contributor to our revenue.
Revenue from the sales of consumables will vary by type of device. We expect that consumables and service revenue as a percentage of the original device price to be higher for our desktop devices (Rebel and ZipChip Interface) than for our handheld device (MX908). While we sell single-use swab samplers for MX908 to be used in liquid and solid materials analysis, there are a number of other applications that the MX908 can be used for that do not require consumables. Rebel and ZipChip Interface require consumables kits for all areas of operations. Currently, Rebel customers, who are actively utilizing the device, are consuming on average one 200-sample kit per month; however, Rebel is a new product and purchasing patterns related to our consumables kits are evolving. We expect that the number of kits sold per month will vary over the short term. In time, we expect Rebel consumables kits sales to become more consistent as our installed base grows and our customers establish usage patterns. At maximum potential capacity, with continuous operation, the Rebel can consume approximately one 200-sample kit per day.
Revenue mix and gross margin
Our revenue is derived from sales of our devices, consumables and services. There will be fluctuations in mix between devices and consumables from period-to-period. Over time, as our device installed base grows and we see adoption of Rebel, we expect consumables revenue to constitute a larger percentage of product and service revenue. However, the percentage will be subject to fluctuation based upon our handheld sales in a period. In addition, our selling price and, consequently, our margins, are higher for those devices and consumables that we sell directly to customers as compared to those that we sell through distributors. While we expect the mix of direct sales as compared to sales through distributors to remain relatively constant in the near term, we are currently evaluating increasing our direct sales capabilities in certain geographies.
Future device and consumable selling prices and gross margins may fluctuate due to a variety of factors, including the introduction by others of competing products and solutions. We aim to mitigate downward pressure on our average selling prices by increasing the value proposition offered by our devices and consumables, primarily by expanding the applications for our devices and increasing the quantity and quality of data that can be obtained using our consumables.
Product adoption
We monitor our customers’ stage of adoption of our products to provide insight into the timing of future potential sales and to help us formulate financial projections. Typical stages of adoption include testing, trials, pilot and deployment as follows:
•
Testing—a customer is actively engaged with internal or external testing of our products. This may include an onsite or virtual demonstration with a salesperson, a customer submitting samples for testing in one of our facilities or testing by a third party.

•
Trials—a customer has committed to a trial of one of our products, which may include a defined period to assess functionality of the device in their operational environment (in the field or onsite within the customer’s facility). Pilot—a customer commits to the purchase of an initial quantity of devices to deploy in their operational environment to assess a broader opportunity that may grow to tens or hundreds of devices.

•
Deployment—a customer has completed testing, a trial, and/or a pilot and intends to roll out the technology across their enterprise (either at a site or throughout the entire organization).

Key Business Metrics
We regularly review the number of product placements and cumulative product placement as key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. We believe that these metrics are representative of our current business; however, we anticipate these will change or may be substituted for additional or different metrics as our business grows.
During the years ended December 31, 2019 and 2020, our product placements (units recognized as revenue) by device type were as follows:
	Year Ended December 31,
	2019	2020
Product Placements:
MX908	192	331
Rebel	13	33
ZipChip Interface	43	26
Total placements	248	390
The number of product placements vary considerably from period-to-period due to the type and size of our customers and concentrations among larger government customers as described above. We also have been impacted by laboratory shutdowns related to COVID-19. We expect continued fluctuations in our period-to-period number of product placements.
As of December 31, 2019 and 2020, our cumulative product placements consisted of the following number of devices:
	December 31,
	2019	2020
Cumulative Product Placements:
MX908	827	1,158
Rebel	13	46
ZipChip Interface	131	157
Cumulative Product Placements	971	1,361
Components of Our Results of Operations
Revenue
Product and Service Revenue
We generate product and service revenue from the sale of our devices and recurring revenue from the sale of consumables and services. Device sales accounted for 85% and 86% of our product and service revenue for the years ended December 31, 2019 and 2020, respectively. Consumables and service revenue accounted for 15% and 14% of our product and service revenue for the years ended December 31, 2019 and 2020, respectively.
Our current device offerings include:
•
Handheld devices—MX908; and

•
Desktop devices—Rebel and ZipChip Interface.

We sell our devices directly to customers and through distributors. Each of our device sales drives various streams of recurring revenue comprised of consumable product sales and service revenue.
Our consumables consist of:
•
MX908—accessories and swabs;

•
Rebel—consumables kit with a microfluidic chip and standards; and

•
ZipChip Interface—microfluidic chip, reagent and assay kits.

Rebel and ZipChip Interface consumables can only be used with our devices and there are no alternative after-market options that can be used as a substitute. Each chip is used for a defined number of samples (or runs). We recognize revenue from the sale of consumables as the consumable products are shipped.
We also offer our customers extended warranty and service plans. Our extended warranty and service plans are offered for periods beyond the standard one-year warranty that all of our customers receive. These extended warranty and service plans generally have fixed fees and terms ranging from one additional year to four additional years. We recognize revenue from the sale of extended warranty and service plans over the respective coverage period, which approximates the service effort provided by us.
We expect consumables and service revenue to increase in future periods as our installed base grows and we are able to generate recurring sales.
Licenses and contract revenue
License and contract agreements are arrangements whereby we provide engineering services for the development of our technology platform for specific programs or new and expanding applications of our technologies for future commercial endeavors. Our license and contract agreements are with the U.S. government and commercial entities (who may be contracting with the government). Contracts typically include compensation for labor effort and materials incurred related to the deliverables under the contract. Our license and contract revenue was primarily related to one customer during the years ended December 31, 2019 and 2020.
During the years ended December 31, 2019 and 2020, our revenue was comprised of revenue from the following sources:
	Year Ended December 31,
	2019	2020
	(in thousands)
Product and service revenue:
Device sales revenue	$13,038	$21,269
Consumables and service revenue	2,306	3,487
Total product and service revenue	15,344	24,756
License and contract revenue	2,628	2,138
Total revenue	$17,972	$26,894
Our product and service revenue is comprised of sales of our handheld and desktop devices and related consumables and service contracts to end-users in the government, pharmaceuticals/biotechnology and academia markets as follows:
	Year Ended December 31,
	2019	2020
	(in thousands)
Product and Service Revenue by Device:
Handheld	$10,518	$17,613
Desktop	4,826	7,143
Total product and service revenue	$15,344	$24,756

	Year Ended December 31,
	2019	2020
	(in thousands)
Product and Service Revenue by Market:
Government	$10,324	$17,382
Pharmaceutical/Biotechnology	4,474	7,096
Academia	546	278
Total product and service revenue	$15,344	$24,756
We sell our products primarily in the United States; however, we are expanding our global sales efforts as we see traction in our products and assess market needs. The majority of our international sales are through a distribution channel.
Cost of Revenue, Gross Profit and Gross Margin
Product cost of revenue primarily consists of costs for raw material parts and associated freight, shipping and handling costs, royalties, contract manufacturer costs, salaries and other personnel costs, overhead and other direct costs related to those sales recognized as product revenue in the period.
Cost of revenue for services primarily consists of salaries and other personnel costs, travel related to services provided, facility costs associated with training, warranties and other costs of servicing equipment on a return-to-factory basis and at customer sites. License and contract cost of revenue primarily consists of salaries and other personnel costs, materials, travel and other direct costs related to the revenue recognized in the period. The license and contract cost of revenue will vary based upon the type of contract, including whether it is primarily for development services or for both materials and development services.
We expect that our cost of revenue will increase or decrease to the extent that our revenue increases and decreases and depending on how many contracts we have ongoing at any given point in time and the stage of those contracts.
Gross profit is calculated as revenue less cost of revenue. Gross profit margin is gross profit expressed as a percentage of revenue. Our gross profit in future periods will depend on a variety of factors, including: market conditions that may impact our pricing, sales mix among devices, sales mix changes among consumables, excess and obsolete inventories, our cost structure for manufacturing operations relative to volume, and product warranty obligations. Our gross profit in future periods will vary based upon our channel mix and may decrease based upon our distribution channels and the potential to establish original equipment manufacturing channels for certain components of our technology platform which would have a lower gross margin.
We expect that our gross profit margin for product and service will increase over the long term as our sales and production volumes increase and our cost per unit decreases due to efficiencies of scale. We intend to use our design, engineering and manufacturing capabilities to further advance and improve the efficiency of our manufacturing, which we believe will reduce costs and increase our gross margin. We expect that our gross profit margin for license and contract will remain consistent for our contracts that are cost reimbursement contracts.
Operating Expenses
Research and development expenses
Research and development expenses consist primarily of costs incurred for our research activities, product development, hardware and software engineering and consultant services and other costs associated with our technology platform and products, which include:
•
employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and hardware and software development functions;

•
the cost of maintaining and improving our product designs, including third party development costs for new products and materials for prototypes;

•
research materials and supplies; and

•
facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance.

We believe that our continued investment in research and development is essential to our long-term competitive position and expect these expenses to increase in future periods.
Selling, general and administrative expenses
Selling, general and administrative expenses consist primarily of salaries and other personnel costs, and stock-based compensation for our sales and marketing, finance, legal, human resources and general management, as well as professional services, such as legal, audit and accounting services. We expect selling, general and administrative expenses to increase in future periods as the number of sales, sales application specialists and marketing and administrative personnel grows and we continue to introduce new products, invest in demonstration equipment, broaden our customer base and grow our business. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.
Other Income (Expense)
Interest expense
Interest expense consists of interest expense associated with outstanding borrowings under our loan and security agreements and the amortization of deferred financing costs and debt discounts associated with such arrangements. In 2019, our interest expense also included our loss on debt extinguishment resulting from the early repayment of debt and end of term payment with proceeds from a new debt facility.
Other income (expense), net
Other income (expense), net consists primarily of the change in fair value of our redeemable convertible preferred stock warrants. We classified warrants for the purchase of shares of our redeemable convertible preferred stock as a liability on our consolidated balance sheets as these warrants were freestanding financial instruments that may have required us to transfer assets upon exercise. The warrant liability was initially recorded at fair value upon the date of issuance of each warrant and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. On December 22, 2020, immediately prior to the closing of our IPO, the warrants to purchase preferred stock were converted into warrants to purchase common stock, and the fair value of the warrant liability at that time was reclassified to additional paid-in capital. As a result, subsequent to the closing of our IPO, we no longer remeasure the fair value of the warrant liability at each reporting date.
Other income (expense), net also consists of miscellaneous other income and expense unrelated to our core operations.
Provision for Income Taxes
We have not recorded any U.S. federal or state income tax benefits for the net operating losses we have incurred in each year or for the research and development tax credits we generated in the United States, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards of $59.2 million and $35.9 million, respectively, which may be available to offset future taxable income and begin to expire in 2032 and 2025, respectively, of which $24.8 million of federal net operating losses do not expire. As of December 31, 2020, we also had U.S. federal and state research and development tax credit carryforwards of $4.1 million and $2.3 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2032 and 2029, respectively. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

Results of Operations
The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2020 and incorporated by reference herein. The following tables set forth our results of operations for the periods presented:
Comparison of the Years ended December 31, 2019 and 2020
The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:
	Year Ended December 31,		Change
	2019	2020
	(in thousands)
Revenue:
Product and service revenue	$15,344	$24,756	$9,412
License and contract revenue	2,628	2,138	(490)
Total revenue	17,972	26,894	8,922
Cost of revenue:
Product and service cost of revenue	9,098	11,114	2,016
License and contract cost of revenue	731	857	126
Total cost of revenue	9,829	11,971	2,142
Gross profit	8,143	14,923	6,780
Operating expenses:
Research and development	8,993	8,235	(758)
Selling, general and administrative	11,294	12,503	1,209
Total operating expenses	20,287	20,738	451
Loss from operations	(12,144)	(5,815)	6,329
Other income (expense):
Interest expense	(1,530)	(976)	554
Other income (expense), net	301	(6,028)	(6,329)
Total other expense, net	(1,229)	(7,004)	(5,775)
Net loss	$(13,373)	$(12,819)	$554
Revenue, Cost of revenue and Gross profit
Product and service
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Product and service revenue	$15,344	$24,756	$9,412	61%
Product and service cost of revenue	9,098	11,114	2,016	22%
Gross profit	$6,246	$13,642	$7,396	118%
Gross profit margin	41%	55%	14%

Our product and service revenue is comprised of revenue from sales of devices and related consumables and service as follows:
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Device sales revenue	$13,038	$21,269	$8,231	63%
Consumables and service revenue	2,306	3,487	1,181	51%
Total product and service revenue	$15,344	$24,756	$9,412	61%
Product and service revenue increased by $9.4 million, or 61%, from the year ended December 31, 2019 to the year ended December 31, 2020. Device sales accounted for 85% and 86% of our product and service revenue for the years ended December 31, 2019 and 2020, respectively. Consumables and service revenue accounted for 15% and 14% of our product and service revenue for the years ended December 31, 2019 and 2020, respectively. The increase in device sales of $8.2 million was primarily due to an increase of $7.1 million in handheld device sales driven by 180 MX908s delivered to a government customer in the year ended December 31, 2020. We also had a $2.3 million increase in device sales related to our desktop products primarily due to a 20 unit increase in Rebel sales in the year ended December 31, 2020, partially offset by a decrease in sales of our ZipChip Interfaces. We commercially launched Rebel in the fourth quarter of 2019. The decrease of 17 ZipChip Interfaces was primarily a result of laboratory shutdowns and reduced capital spend related to COVID-19. Consumables and service revenue increased by $1.2 million primarily due to an increase in service revenue of $0.7 million and an increase in Rebel kit sales.
Product and service cost of revenue increased by $2.0 million, or 22%, from the year ended December 31, 2019 to the year ended December 31, 2020. The increase in product and service cost of revenue was primarily related to a $2.5 million increase in materials and manufacturing costs related to volume increases, partially offset by a $0.5 million decrease in salaries and related costs as a result of our temporary furloughs related to COVID-19.
Product and service gross profit increased by $7.4 million, or 118%, and gross profit margin increased by 14 percentage points from the year ended December 31, 2019 to the year ended December 31, 2020, primarily due to MX908 sales volume which leveraged our fixed costs related to our manufacturing facility.
License and contract
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
License and contract revenue	$2,628	$2,138	$(490)	(19)%
License and contract cost of revenue	731	857	126	17%
Gross profit	$1,897	$1,281	$(616)	(32)%
Gross profit margin	72%	60%	(12)%
License and contract revenue decreased by $0.5 million, or 19%, from the year ended December 31, 2019 to the year ended December 31, 2020. License revenue decreased by $0.3 million due to a contract that ended in 2019. There was also a decrease in revenue related to activities under our subcontract agreement with a commercial entity that holds a U.S. government prime contract being $0.2 million lower in the year ended December 31, 2020 compared to the year ended December 31, 2019.
License and contract cost of revenue increased $0.1 million, or 17% from the year ended December 31 2019 to the year ended December 31, 2020 due to the mix within our contracts and specific costs incurred to support the contract deliverables.
License and contract gross profit decreased by $0.6 million, or 32%, and gross profit margin decreased by 12 percentage points from the year ended December 31, 2019 to the year ended

December 31, 2020 primarily due to the reduction in license revenue and the mix in contract deliverables during the year ended December 31, 2020.
Operating Expenses
Research and development
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Research and development expenses	$8,993	$8,235	$(758)	(8)%
Percentage of total revenue	50%	31%
Our research and development expenses decreased $0.8 million from research and development expenses of $9.0 million for the year ended December 31, 2019 to $8.2 million for the year ended December 31, 2020. The decrease was due primarily to a $0.5 million decrease in materials spend and consulting costs primarily associated with the development and testing of our Rebel as we commercially launched the Rebel in the fourth quarter of 2019, and a $0.2 million decrease in travel expenses related to COVID-19.
Selling, general and administrative expenses
	Year Ended December 31,		Change
	2019	2020	Amount	%
	(dollars in thousands)
Selling, general and administrative expenses	$11,294	$12,503	$1,209	11%
Percentage of total revenue	63%	46%
Our selling, general and administrative expenses increased $1.2 million from selling, general and administrative expenses of $11.3 million for the year ended December 31, 2019 to $12.5 million for the year ended December 31, 2020. The increase was due primarily to a $1.8 million increase in salaries and related costs as a result of expanding our sales force and sales commissions for increased product and service revenue during the year ended December 31, 2020 and a $1.3 million increase in professional fees related to our preparations to operate as a public company, supporting our growing business and market research support. These investments were partially offset by a $0.7 million decrease in travel expenses and a $0.2 million decrease in tradeshows and related marketing, both mainly related to COVID-19, a $0.3 million reduction in legal fees related to an abandoned debt refinancing during the first quarter of 2019, and a $0.7 million decrease related to our commercial services agreement liability due to the fact that with our IPO, there is no longer a requirement to make any future payments under this agreement and therefore the fair value of the liability is zero.
Other Income (Expense)
Interest expense
Interest expense decreased $0.5 million from interest expense of $1.5 million for the year ended December 31, 2019 to $1.0 million for the year ended December 31, 2020. Interest expense for the year ended December 31, 2019 included a loss on extinguishment of debt of $0.3 million. Interest expense also decreased due to a lower interest rate on our new credit facility entered into in August 2019 compared to our previous debt facility, partially offset by an increase in debt. Our previous loan and security agreement was outstanding through August 2019, when we terminated and repaid in full the borrowings under that agreement of $10.0 million and entered into a new credit agreement with Signature Bank for borrowings of $15.0 million.
Other income (expense), net
Other income (expense), net included other income of $0.1 million for the year ended December 31, 2019 and other expense of $6.1 million for the year ended December 31, 2020 consisting of the change in the fair value of our preferred stock warrant liability during these periods. The increase in fair value of the warrant liability during the year ended December 31, 2020 was primarily due to the increase in the value of the underlying shares from January 1, 2020 through December 22, 2020, the date of the conversion of the warrants. On December 22, 2020, immediately prior to the closing of our IPO, the warrants to purchase preferred stock were converted into warrants to purchase common stock, and the fair value of the warrant liability at that time was reclassified to additional paid-in capital. As a result, subsequent to the closing of our IPO, we no longer remeasure the fair value of the warrant liability at each reporting date.
Other income (expense), net also included interest income of $0.2 million and $0.1 million for the years ended December 31, 2019 and 2020, respectively.
Liquidity and Capital Resources
Since our inception, we have incurred significant operating losses. To date, we have funded our operations primarily with proceeds from sales of redeemable preferred stock, borrowings under loan agreements and revenue from sales of our products and services and license and contract revenue and, most recently, with proceeds from our IPO. As of December 31, 2020, we had cash and cash equivalents of $159.2 million. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses, capital expenditure requirements and debt service payments into 2023.
We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Our future funding requirements will depend on many factors, including:
•
market uptake of our products, including the Rebel, which we launched commercially in the fourth quarter of 2019;

•
the cost and timing of establishing additional sales, marketing and distribution capabilities;

•
the cost of our research and development activities and timely launch of new features and products

•
the success of our existing collaborations and our ability to enter into additional collaborations in the future;

•
the effect of competing technological and market developments; and

•
the level of our selling, general and administrative expenses.

As of December 31, 2020, we had a Loan and Security Agreement entered into in August 2019, or the 2019 Loan, with Signature Bank, or the Lender. The 2019 Loan provided for up to $15.0 million in borrowings, of which the entire $15.0 million was borrowed in 2019. The 2019 Loan called for monthly interest-only payments through February 28, 2021, followed by 30 monthly payments of principal and interest commencing March 1, 2021. The 2019 Loan was scheduled to mature on August 1, 2023 and bore interest at an annual rate equal to the greater of (i) 0.5% plus the Wall Street Journal prime rate, or (ii) 6.0%. The 2019 Loan was secured by a lien on our assets. The 2019 Loan included financial covenants and required us to maintain a balance of unrestricted cash at the Lender in an amount not less than $3.0 million. The 2019 Loan also contained negative covenants restricting our activities, including limitations on dispositions, mergers or acquisitions; encumbering or granted in a security interest in our intellectual property, incurring indebtedness or liens, paying dividends, making certain investments and certain other business transactions. As of December 31, 2020, we were in compliance with all covenants under the 2019 Loan.
On March 11, 2021, we entered into an Amended and Restated Loan and Security Agreement, or the 2021 Revolver, with the Lender to replace the 2019 Loan. This agreement created a revolving line of credit totaling $25.0 million and eliminated the existing term loan. Borrowings under the revolving line of credit bear interest at an annual rate equal to the greater of (i) one-half percent (0.5%) above the prime rate or (ii) 4.0% and mature on March 11, 2024. Borrowings are collateralized by substantially all of our property, excluding intellectual property, which is subject to a negative pledge. The 2021 Revolver subjects us to various customary covenants, including requirements as to financial reporting and financial covenants (including an unrestricted minimum cash level of $10.0 million), and restrictions on our ability to dispose of our business or property, to change our line of business, to liquidate or dissolve, to enter into any change in control transaction, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on our property, to pay any dividends or make other distributions on capital stock other than dividends payable solely in capital stock, to redeem capital stock, to enter into in-bound licensing agreements, to engage in transactions with affiliates, and to encumber our intellectual property. Events of default under the 2021 Revolver include failure to make payments when due, insolvency events, failure to comply with covenants or material adverse events with respect to us. Upon the occurrence of an event of default and until such event of default is no longer continuing, the annual interest rate will be 5.0% above the otherwise applicable rate.
The terms of the 2021 Revolver required that the existing term loan outstanding under the 2019 Loan be repaid with an advance under the line of credit. Accordingly, on March 11, 2021, we used $14.5 million of proceeds from the revolving line of credit to repay all amounts then due on the existing term loan.
We may seek additional funding through private or public equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Future debt financing, if available, may involve covenants, in addition to our existing covenants, restricting our operations or our ability to incur additional debt or potentially limiting our ability to obtain new debt financing or the refinance of our existing debt. Any debt or equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we do not have or are not able to obtain sufficient funds, we may have to delay development or commercialization of our products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.
Cash Flows
The following table summarizes our sources and uses of cash for each of the periods presented:
	Year Ended December 31,
	2019	2020
	(in thousands)
Cash provided by (used in) operating activities	$(11,004)	$4,131
Cash used in investing activities	(392)	(9)
Cash provided by financing activities	22,237	137,192
Net increase in cash and cash equivalents	$10,841	$141,314
Operating Activities
During the year ended December 31, 2020, net cash provided by operating activities was $4.1 million, primarily consisting of net cash provided by changes in our operating assets and liabilities of $10.0 million and non-cash charges of $6.9 million, partially offset by our net loss of $12.8 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2020 consisted primarily of an increase in deferred revenue of $9.6 million and an increase in accounts payable and accrued expenses of $2.0 million, partially offset by a $1.8 million increase in accounts receivable and a $0.2 million increase in prepaid expenses and other current and non-current assets.
During the year ended December 31, 2019, operating activities used $11.0 million of cash, primarily resulting from our net loss of $13.4 million, partially offset by non-cash charges of $1.6 million and net cash provided by changes in our operating assets and liabilities of $0.7 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of a $2.1 million decrease in unbilled receivables, an increase in deferred revenue of $0.7 million and a $0.7 million increase in the net effect of our right-of-use operating assets and operating lease liabilities, partially offset by a $1.9 million increase in inventory and a $0.9 million increase in accounts receivable.

Investing Activities
During the year ended December 31, 2020, net cash used in investing activities was less than $0.1 million, due to purchases of property and equipment.
During the year ended December 31, 2019, net cash used in investing activities was $0.4 million, due to purchases of property and equipment.
Financing Activities
Cash provided by financing activities during the year ended December 31, 2020, was $137.2 million, consisting primarily of net proceeds of $139.0 million from the issuance of common stock in our IPO that closed in December 2020, partially offset by payments of offering costs related to our IPO. We also received proceeds from a Paycheck Protection Program loan of $2.2 million in the second quarter of 2020, which we then fully repaid in the same period.
During the year ended December 31, 2019, net cash provided by financing activities was $22.2 million, consisting primarily of net proceeds from the issuance of our Series E redeemable preferred stock of $17.3 million and net proceeds from borrowings under our credit agreement with Signature Bank of $15.0 million, partially offset by the repayment of our previously outstanding borrowings under our loan and security agreement of $10.0 million.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2020, and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:
	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$8,775	$1,799	$3,665	$3,311	$—
Debt obligations(2)	16,313	5,788	10,525	—	—
Total	$25,088	$7,587	$14,190	$3,311	$—

(1)
Amounts in the table reflect payments due for our lease of office and manufacturing space under operating lease agreements that expire at various dates through September 2025.

(2)
Amounts in the table reflect the contractually required principal and interest payments payable under our 2019 Loan, under which borrowings bear interest at a variable rate. For purposes of this table, the interest due under the Credit Agreement was calculated using an assumed interest rate of 6.0% per annum, which was the interest rate in effect as of December 31, 2020. In connection with the refinancing of the outstanding borrowings under the 2019 Loan in March 2021, our existing debt obligations were repaid with proceeds from our 2021 Revolver, which matures in March 2024 and bears interest at an annual rate equal to the greater of (i) one-half percent (0.5%) above the prime rate or (ii) 4.0%.

Purchase orders or contracts for the purchase of supplies and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons.
We have also entered into license agreements under which we are obligated to make royalty payments in the 2% to 5% range, subject to a minimum royalty fee of $0.1 million annually. We have not included future payments under these agreements in the table of contractual obligations above since the payment obligations under these agreements are contingent upon generating product sales. We have not included annual minimum royalty payments in the table above because, although the amounts and timing are known, we cannot currently determine the final termination date of the agreement and, as a result, we cannot determine the total amounts of such payments we will be required to make under the agreements.
Critical Accounting Policies and Significant Judgments and Estimates
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K and incorporated by reference herein, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition
We recognize revenue from sales to customers under Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606 by applying the following five steps: (1) identification of the contract, or contracts, with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract and (5) recognition of revenue when, or as, performance obligations are satisfied.
Product and Service Revenue
We derive revenue primarily from the sale of handheld and desktop products and related consumables and services. Revenue is recognized when control of the promised products consumables or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products, consumables or services (the transaction price). A performance obligation is a promise in a contract to transfer a distinct product or service to a customer and is the unit of accounting under ASC 606. For devices and consumables sold by us, control transfers to the customer at a point in time. To indicate the transfer of control, we must have a present right to payment, legal title must have passed to the customer, the customer must have the significant risks and rewards of ownership, and where acceptance is other than perfunctory, the customer must have accepted the product or service. Our principal terms of sale are freight on board, or FOB, shipping point, or equivalent, and, as such, we primarily transfer control and record revenue for product sales upon shipment. Sales arrangements with delivery terms that are not FOB shipping point are not recognized upon shipment and the transfer of control for revenue recognition is evaluated based on the associated shipping terms and customer obligations. If a performance obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation or acceptance by the customer), revenue recognition for that performance obligation is deferred until such commitments have been fulfilled. For extended warranty and support, control transfers to the customer over the term of the arrangement. Revenue for extended warranty and support is recognized based upon the period of time elapsed under the arrangement as this period represents the transfer of benefits or services under the agreement.
For a contract with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation on a relative standalone selling price basis using our best estimate of the standalone selling price of each distinct product or service in the contract. The primary method used to estimate standalone selling price is the price observed in standalone sales to customers; however, when prices in standalone sales are not available we may use third party pricing for similar products or services or estimate the standalone selling price, which is set by management. Allocation of the transaction price is determined at the contract’s inception.
License and Contract Revenue
We generate revenue from short and long-term contracts associated with the design and development and delivery of detection devices or related design and support services. To date, these contracts are primarily with the U.S. government or commercial entities contracting with the U.S. government, but we have also had such contracts with commercial partners. Our contracts with the U.S. government typically are subject to the Federal Acquisition Regulation, or FAR, and are priced based on estimated or actual costs of producing goods or providing services. The FAR provides guidance on the types of costs that are allowable in establishing prices for goods or services provided under U.S. government contracts. The pricing for non-U.S. government contracts is based on the specific negotiations with each customer.
Under the typical payment terms of U.S. government fixed-price contracts, the customer pays in accordance with the terms of the specific agreement, but generally through progress payments. If these progress payments are made in advance, these payments are recorded as a contract liability, classified as deferred revenue within the accompanying consolidated balance sheet, until we provide the underlying services. For U.S. government cost-type contracts, the customer generally pays for actual costs incurred within a short period of time. For contracts with commercial partners, payments are made in accordance with the terms of the specific agreement. For agreements which call for milestone payments, to the extent we do not conclude that it is probable that a significant reversal of cumulative revenue will occur, a contract asset is generated until we are permitted to bill for costs incurred, which is classified as unbilled receivables in the accompanying consolidated balance sheet. In some cases, payments received in advance under license agreements are recorded as deferred revenue and recognized over the respective contract term, absent any other performance obligations.
Generally, revenue for long-term contracts is recognized based upon the cost-to-cost measure of progress, provided that we meet the criteria associated with transferring control of the good or service over time such as not creating an asset with an alternative use and having an enforceable right to payment for completed performance. However, we evaluate the proper revenue recognition on a contract by contract basis, as each contract generally contains terms specific to the underlying agreement which result in differing performance obligations and payment terms (cost plus, fixed price agreements among others). For revenue recognized under the cost-to-cost measure of progress basis, we continually assess total costs expected to be incurred and if such costs require adjustment to the measure of progress, we record such adjustment as a change in estimate on a cumulative catch-up basis in the period of adjustment.
We include the unconstrained amount of consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, as required by ASC 606, we re-evaluate the estimated consideration included in the transaction price and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.
Distribution Channels
A majority of our revenue is generated by sales in conjunction with our distribution partners, such as our international distributors and in the United States for end customers where a government contract is required or a customer has a pre-existing relationship. When we transact with a distribution partner, our contractual arrangement is with the partner and not with the end-use customer. Whether we transact business with and receive the order from a distribution partner or directly from an end-use customer, our revenue recognition policy and resulting pattern of revenue recognition for the order are the same.
Stock-Based Compensation
We measure stock-based option awards granted to employees, consultants and directors based on their fair value on the date of grant using the Black-Scholes option-pricing model. Compensation expense for those awards is recognized, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service-only conditions, while the graded vesting method is applied to all grants with both service and performance conditions.
The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield.
Valuation of Warrants to Purchase Preferred Stock
We classified warrants to purchase shares of our redeemable preferred stock as liabilities on our balance sheets as these warrants were free-standing financial instruments that could have required us to transfer assets upon exercise. The warrant liability associated with each of these warrants was initially recorded at fair value on the issuance date of each warrant and was subsequently remeasured to fair value at each balance sheet date. Changes in fair value of the warrants were recognized as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. We recognized changes in fair value of each warrant comprising the warrant liability until each respective warrant was exercised, expired or qualified for equity classification.
We utilized the Black-Scholes option-pricing model, which incorporated assumptions and estimates to value the preferred stock warrants. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. Estimates and assumptions impacting the fair value measurement included the fair value per share of the underlying redeemable preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. We determined the fair value per share of the underlying preferred stock by taking into consideration our most recent sales of our preferred stock as well as additional factors that we deemed relevant. Prior to our IPO, we were a private company and lacked company-specific historical and implied volatility information of our stock. Therefore, we estimated expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. We have estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends.
On December 22, 2020, immediately prior to the closing of our IPO, the warrants to purchase preferred stock were converted into warrants to purchase common stock, and the fair value of the warrant liability at that time was reclassified to additional paid-in capital. As a result, subsequent to the closing of our IPO, we no longer remeasure the fair value of the warrant liability at each reporting date.
Valuation of Inventory
Inventory is valued at the lower of cost or net realizable value. Cost is computed using the first-in, first-out method. We regularly review inventory quantities on-hand for excess and obsolete inventory and, when circumstances indicate, record charges to write down inventories to their estimated net realizable value, after evaluating historical sales, future demand, market conditions and expected product life cycles. Such charges are classified as cost of revenue in the consolidated statements of operations and comprehensive loss. Any write-down of inventory to net realizable value creates a new cost basis.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited consolidated financial statements appearing in Part II, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2020 and incorporated by reference herein.

Inflation Risk
During the last two years, inflation and changing prices have not had a material effect on our business. We are unable to predict whether inflation or changing prices will materially affect our business in the foreseeable future.
Emerging Growth Company Status
The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

BUSINESS
Analysis for Life
We are leading a revolution in measurement devices for chemical and biochemical analysis. We are democratizing laboratory mass spectrometry instruments with our simple handheld and desktop devices, addressing critical-to-life applications. We are reimagining where Mass Spec technology can be used if it is sufficiently small in size, low in cost, and simple to operate.
Overview
We have developed an innovative suite of purpose-built handheld and desktop mass spectrometry, or Mass Spec, devices for the point-of-need. Leveraging our proprietary platform technology, we make the extraordinary analytical power of Mass Spec available in devices that are significantly smaller and more accessible than conventional laboratory instruments. Our Mass Spec devices are used at the point-of-need to interrogate unknown and invisible materials and provide quick, actionable answers to directly address some of the most critical problems in life sciences research, bioprocessing, industrial biotech, forensics and adjacent markets.
We create simplified measurement devices that our customers can use as accurate tools where-and-when their work needs to be done, rather than overly complex and centralized analytical instrumentation. We believe the insights and answers our devices provide will accelerate workflows, reduce costs, and offer transformational opportunities for our end users.
Since the launch of our first device, we have sold more than 1,350 handheld and desktop devices to over 350 customers in 34 countries, including 19 of the top 20 pharmaceutical companies by revenue, as well as numerous domestic and foreign government agencies and leading academic institutions.
Our current products are available for both battery powered handheld and desktop applications, including our flagship devices—MX908 and Rebel.
Front-line workers rely upon our handheld devices to combat the opioid crisis and detect counterfeit pharmaceuticals and illicit materials in the air or on surfaces at levels 1,000 times below their lethal dose. Our desktop devices are accelerating development and production of biotherapeutics by identifying and quantifying extracellular species in bioprocessing critical to cell health and productivity. They sit alongside bioreactors and fermenters producing drug candidates, functional proteins, cell and gene therapies, and synthetic biology-derived products. We believe the insights and answers our devices provide accelerate workflows, reduce costs, and offer transformational opportunities for our end users.
Mass Spec is the gold-standard analytical technology for laboratory-based molecular analysis and can identify and quantify sample components via molecular weight measurements. Mass Spec is highly regarded for its ability to provide an extraordinarily detailed analysis of a wide variety of samples—from small molecules to large complex proteins. While Mass Spec is an extremely powerful analytical tool, conventional Mass Spec instruments are very large, expensive, and highly complex, which has profoundly bottlenecked market opportunities and relegated them to the equivalent of mainframe computers in central facilities. We are seeking to reimagine where Mass Spec technology can be used if it is sufficiently small in size, low in cost, and simple to operate.
Our proprietary Mass Spec platform relies on extreme miniaturization of the core of Mass Spec—the ion trap and its vacuum system. Using semiconductor microfabrication techniques, we design and produce components that are more than a thousand fold smaller in volume when compared with most laboratory Mass Spec instruments and costs only dollars to manufacture. The vacuum system alone in a typical laboratory instrument weighs hundreds of pounds and requires several hundred watts of power, 24 hours per day, 365 days per year. Our miniaturized vacuum system weighs less than a pound, and our Mass Spec in total requires less power than a 20-watt LED light bulb. These landmark proprietary advances have enabled the first truly handheld Mass Spec devices and compact desktops.
Sample preparation and separation can be a painfully slow hours-long process, and we have invested heavily in the development of microfluidic sample preparation and microscale separation technologies to reduce preparation and separation time from hours to minutes. The size of a business card, our microfluidic capillary-electrophoresis, or CE, chip has demonstrated world-class performance and speed in separating everything from small molecules such as metabolites and drugs, to biopharmaceutical proteins, antibodies, and oligonucleotides.
Lastly, it is imperative that a point-of-need solution is operable by the widest possible user base. We have an industry-leading software automation and machine learning team comprised of five members, each with advanced scientific degrees, who have collective experience working on 30 commercial product launches and have won numerous research and innovation awards. They have applied advanced software automation and machine learning techniques to both control the hardware in our devices and interpret the incredibly rich and complex data streaming off of them. It is common for expert data interpretation from a laboratory Mass Spec instrument to take hours or days—we can provide answers immediately to maximize value to the customer in critical-to-life applications where minutes matter.
We fundamentally believe that the technology platform we have built and the investments we are making will allow people to answer chemical and biochemical questions in times and places that were previously inconceivable. Given the market opportunity, we expect to face substantial competition from large established manufacturers of Mass Spec laboratory-based instruments and from new entrants; however, our proprietary advances have enabled us to manufacture the first truly handheld Mass Spec devices and compact desktops and we believe we are well-positioned to face future competition.
As we democratize the extraordinary power of Mass Spec, we believe our technology platform can expand in future opportunities far beyond the current $8 billion market for Mass Spec and associated front-end separations. We estimate our total addressable market, or TAM, for our devices was $4.8 billion in 2020, and is growing to an estimated $22 billion over the next five years. The TAM for our handhelds was estimated to be $1.5 billion in 2020 with expansion to over $3 billion with software application extensions into GxP facilities for raw material inspection, counterfeit and adulteration inspection, contamination and cleaning validation, and other quality assurance and quality control assays. Our desktop devices supporting bioprocess development represented an estimated TAM of $260 million in 2020 expanding significantly to approximately $12 billion with execution of our roadmap and the rapid growth of cell therapy. We see additional opportunity to address the estimated $3.0 billion in 2020 across the research chromatography market space growing to more than $6.9 billion with further market growth and roadmap expansion into complex proteomics by 2025. Our estimates of our TAM are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage.
Our Strengths
We believe the following competitive strengths provide us the ability to address point-of-need applications in forensics, life sciences research, bioprocessing, industrial biotech, and synthetic biology:

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Our proprietary microscale Mass Spec platform leverages well established, gold-standard technology.   Mass Spec is already ubiquitous in the laboratory. Users do not need to take a risk on a completely unknown technology. We bring laboratory-grade capability to handhelds and desktops. We have developed a proprietary Mass Spec platform and approach that allow us to move the capabilities of conventional Mass Spec beyond the central laboratory. Our proprietary High-Pressure Mass Spec, or HPMS, technology enables us to produce significantly smaller, purpose-built Mass Spec devices that are much more ideal for use in point-of-need settings, in contrast to conventional mainframe Mass Spec solutions. The combination of HPMS, our proprietary microfluidic separation technology, and our data analytics, and machine-learning technology provides the foundations of an adaptable platform that can serve a growing number of new and adjacent applications and markets.

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Point-of-need technologies disrupting Mass Spec and creating new product categories.    Leveraging our Mass Spec platform, we have developed a portfolio of desktop and handheld devices that are reinventing the Mass Spec industry by accessing a variety of point-of-need market segments that were historically considered impossible for conventional Mass Spec manufacturers. Our products are small, purpose-built devices that avoid the typical size and complexity issues related to conventional Mass Spec while also offering real-time, actionable answers to new classes of users. As we continue to expand the capabilities of our Mass Spec platform, we believe our devices will continue to penetrate new and adjacent opportunities in life sciences, quality assurance and control, diagnostics and applied markets.

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Highly attractive business model validated by rapidly growing installed base of devices.   We have over 350 customers, including 19 of the top 20 pharmaceutical companies by revenue, academic and major government institutions, including the Department of Homeland Security, the U.S. Army and the U.S. Marine Corps and other international, federal and state agencies. These customers have validated our platform through the collective purchase of more than 1,350 devices, with more than 5,200 users trained on our devices. As we continue to grow our installed base, we expect to increase our recurring revenue derived from the sale of consumables and support services.

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Talented team with significant domain expertise.   We are a technology driven company that has built vertically integrated capabilities to design, manufacture, and commercial our products. We are led by a dedicated and highly experienced senior management team with significant industry experience and proven ability to deliver novel products. Each member of our senior management team has more than 20 years of relevant experience. Members of our technical team have been collectively responsible for numerous commercial product launches prior to joining the company, in varying markets such as point-of-care clinical diagnostics, handheld pharmaceutical inspection devices, high-throughput cell culture control systems, autonomous warehouse logistics, motion capture animation, high-volume telecom transmitters and receivers, and consumer wearables. The team possesses deep expertise in Mass Spec, system design and engineering, usability and ergonomics, thermal and mechanical engineering, software development, artificial intelligence and optical spectroscopy, as well as microfluidics and separations science. We had 40 full-time employees dedicated to research and development as of December 31, 2020. Of these, approximately 40% have advanced degrees in science and engineering.

Our Growth Strategy
We are pursuing the democratization of the gold-standard molecular analysis laboratory technique: Mass Spec. Just as mainframe computers transitioned to desktops, tablets, and mobile devices, we are leading a transformation of the Mass Spec market. Our growth strategy includes the following key elements:
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A continued focus on simplicity, speed, convenience and cost increases measurement consumption.   We are a technology-driven company with significant core expertise in engineering, hard sciences and data analytics and a proven track record of delivering products that delight our customers by making things easy. We believe a relentless focus on these fundamentals drives consumption of consumables. We further believe broadscale democratization of Mass Spec is enabled by our progress on these same fundamentals.

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Drive enterprise adoption in our seeded accounts.   We intend to continue to aggressively invest in and support our field applications team to accelerate the development of post-sale partnerships with customers and to drive broader adoption across the organization. We will focus on building upon our track record of leveraging our customers’ success in trials and pilots into enterprise-wide adoption of both devices and consumables. As an example, for our handheld device, it is typical for government organizations to conduct a one week or longer trial prior to purchase to test our technology in their real-world setting. A trial generally results in budgeting for a pilot that can range in size from ten to more than 50 units. During the pilot, we support our customers closely to ensure their success. Data is compiled throughout to assist our customer in making a larger enterprise-wide justification, purchase and deployment. It is our belief that investment pre- and post-sale with prospects that have the potential for enterprise adoption creates a predictable pipeline of opportunity for our devices and their entrenchment as they become the organizational standard for our customers. Enterprise customers range from large government organizations with full fielding potential of more than 1,000 handheld devices to leading biopharma companies with capacity for ten or more desktop devices per site.

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Grow the installed base through expansion of commercial channels.   Since the commercial launch of our first handheld, the installed base of our handheld and desktop devices has grown to more than 1,350 devices across 34 countries. Our desktop devices are now taking root in the United States, and we will focus on expanding our commercial channels to better serve the forensics, life sciences research, bioprocessing, industrial biotech, and synthetic biology markets. We look to expand both our direct channel in the United States and our international reach. We anticipate growing our network of international distributors focused in regions with a concentrated and rapidly expanding life sciences presence, specifically, Europe, China, Japan, India, and South Korea. We look to have local application and support specialists and sales managers supporting our distribution partners.

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Deepen our footprint into the rapidly growing bioprocessing market.   We designed our first desktop device to accelerate development and enhance production by identifying and quantifying extracellular species critical to cell health and productivity. They sit alongside bioreactors and fermenters producing drug candidates, functional proteins, cell and gene therapies, and synthetic biology derived products. We look to expand our product line into broader extracellular panels, intracellular analysis, such as cellular flux, and pathway analysis. Consistent with our thesis of driving simplicity and convenience of measurement, we will progress from an at-line measurement tool to an on-line integrated device with comprehensive bioprocess analytics and control. We believe our technology platform can serve as the cornerstone of an integrated “bioprocess brain” by monitoring and managing the comprehensive extracellular environment.

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Expand our customer-driven pipeline of new point-of-need applications.   We will continue to leverage our integrated sample preparation and microfluidic separations platform to expand our pipeline of new, customer-driven point-of-need applications that can be addressed by both our handheld and desktop devices. As our customers continue to prove out new applications in areas such as diagnostics and proteomics, we will look to incorporate select assays investigated by these customers into our handheld and desktop devices where those form factors can accelerate usage. We have already incorporated a number of customer-driven assays into both MX908 and Rebel and will continue to do so as we believe this will provide us with an expanding list of new point-of-need applications and market opportunities within forensics, life sciences research, bioprocessing, industrial biotech and synthetic biology. In addition, we continue to make advancements in our core technologies to drive the evolution of our product portfolio beyond current applications and needs to enter new markets.

Our Industry Background
Conventional Mass Spec—The Mainframe Computer of the Analytical Laboratory
Mass Spec is the gold-standard analytical technique for molecular analysis. This technology is highly regarded for its ability to provide an extraordinarily detailed analysis of a wide variety of molecular samples—from small molecule chemicals to large complex proteins. Mass Spec instruments identify the components of samples via highly detailed mass-to-charge (m/z) measurements, and in some cases, can quantify those components. Together with its associated front-end separation technologies, Mass Spec can resolve and analyze the most complex of samples with high fidelity.
We believe Mass Spec has become the cornerstone of the chemical laboratory within academia, industry and government, serving an extremely wide range of markets including forensics, life sciences, environmental, and industrial. However, while Mass Spec is an extremely powerful analytical technique, the capabilities of conventional Mass Spec instruments are largely relegated to centralized laboratory settings due to their size, complexity, and high price. When compared in context to the computer industry, conventional Mass Spec instruments represent the mainframe computer of the analytical laboratory.
Mass Spec instruments contain three standard components: an ionization source, a mass analyzer and an ion detector. Utilizing these three components, the Mass Spec process is completed in three corresponding steps:
1.
Ionization:   First, the molecular sample must be ionized so that it takes on one or more positive or negative charges. This allows the charged molecule to be precisely manipulated by static or dynamic electric fields. The means of ionization itself also allows the user to selectively evaluate certain molecular classes, such as acids vs. bases, while ignoring others.

2.
Ion-Sorting:   Following ionization, the ions are trapped under vacuum, manipulated, and sorted based on their mass-to-charge ratio (m/z) within the mass analyzer. This is where the fine structural characteristics of the molecules begin to emerge with extraordinary levels of detail.

3.
Detection:   Finally, the detector converts the ion energy into electric signals as it carefully records the ion pattern representing the structure. The recorded data is then typically interpreted by a computer and then manipulated, studied and analyzed by a specialist.

Conventional “Mainframe” Laboratory Mass Spec instruments
Employing and building upon these three process steps, conventional Mass Spec instruments have penetrated almost every analytical laboratory. It is estimated there are thousands of laboratories employing more than 50,000 Mass Spec instruments according to a recent third party report. As the needs of laboratory scientists have evolved, Mass Spec instrument manufacturers for decades have grown their franchise and stimulated capital equipment replacement cycles by orienting their research and development towards sustained improvements in raw analytical performance metrics such as resolution, sensitivity, and range. As a result, conventional Mass Spec instruments:

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are extremely large and not readily mobile;

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are expensive (often ranging from $100,000 to $1 million);

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require a dedicated fixed power source; and

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require onsite specialists to maintain and operate.

These significant limitations have profoundly bottlenecked market opportunities for conventional Mass Spec instruments. Despite this, the conventional Mass Spec and associated front-end separations market is significant, with estimated annual revenues of $8 billion.
The Democratization of Mass Spec—Handhelds and Desktops
Given the inherent limitations of conventional mainframe Mass Spec instruments, we believe there is a compelling opportunity for handheld and compact desktop Mass Spec devices. Analogous to the democratization of computer technologies, as price, access, and complexity are reduced, user space expands, utilization increases, and new applications emerge. While our expectation is that centralized laboratory Mass Spec instruments will continue to exist in laboratory settings—just as mainframes still exist today as supercomputers servicing the most challenging computational problems—we believe that the democratization of Mass Spec will open up new markets and applications. We also see many parallels with how next generation gene sequencing, or NGS, was democratized and has expanded the market for NGS through desktop devices.
Our Technology Platform
We have developed a technology platform designed to bring Mass Spec out of the confines of central laboratories and to the point-of-need. Our technology platform democratizes the Mass Spec market with high-fidelity handheld and desktop devices. We believe this democratization gives rise to:
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an expanded and more diverse set of users;

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more frequent measurements; and

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new use cases that were previously untenable.

These results are possible as our handheld and desktop devices are designed for extreme convenience and speed, requiring minimal training and maintenance. Our platform uses proprietary microscale Mass Spec and microfluidic technologies to prepare, separate, and characterize species at the molecular level, with integrated machine learning and analytics to automatically provide answers regarding identity, purity, and quantity. The core elements of our technology platform include:
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Our High-Pressure Mass Spec, or HPMS, approach enables Mass Spec at the point-of-need;

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microfluidics enable convenient sample preparations and fast separations; and

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analytics and machine learning technology provide actionable answers versus raw data.

HPMS Approach Enables Mass Spec at the Point-of-Need
A key component of our technology is our proprietary microscale ion trap, which we estimate is 1,000 times smaller than those in conventional laboratory Mass Spec instruments. These microfabricated traps are able to operate a million times closer to atmospheric pressures than conventional Mass

Spec instruments. This HPMS approach results in devices with dramatically smaller size and lower cost-of-goods through a reduction of vacuum pump requirements and power consumption, and an overall simplification of the hardware topology.

Conventional laboratory Mass Spec	Our Mass Spec
HPMS allows us to build ultracompact, high-fidelity measurement devices that are purpose-built for specific applications and deployable at the point-of-need. HPMS allows us to circumvent the complexities associated with the conventional and much larger, general-purpose, central laboratory Mass Spec instruments.
Our technology operates at size and cost scales that are multiple orders of magnitude smaller than conventional mainframe laboratory instruments. And while large, expensive, high maintenance vacuum systems have been a historical requirement for Mass Spec, our HPMS approach is capable of running with extreme efficiency on very small, robust, low-cost scroll pumps of our own proprietary designs. Our technology requires significantly less power than a 20-watt light bulb, allowing for up to 100x lower power consumption when compared to a competing product. The flexibility afforded by our approach provides access to existing and new market segments that were previously inconceivable for conventional Mass Spec instruments. We believe the insights and answers our devices provide will accelerate workflows, reduce costs and offer transformational opportunities for our end users.

Microfluidics Enable Convenient Sample Preparations and Fast Separations
Today, most central laboratory Mass Spec instruments are paired with large, complex solid and liquid handling systems for sample preparation and separation. Common examples include liquid chromatography stacks and robotic sample preparation systems. These systems are engineered for general applications and require large quantities of solvents, high level of maintenance, and expertly trained users, leading to higher operating costs.
Our approach integrates proprietary microfluidic sample preparation, separation, and ionization technologies on a single chip that can be produced efficiently at scale using semiconductor microfabrication techniques. These microfluidic chips can be paired with our microscale Mass Spec technology to create devices with extraordinary performance that are accessible and usable at the point-of-need by non-experts.

Our integrated microfluidics—sample injection, preparation, separation and electrospray simplified

Our integrated microfluidic chip brings the benefits of:
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highly controlled small sample injections at the nanoliter, or nL, scale;

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integrated preparation such as desalting;

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extractions and preconcentration by physical and chemical properties;

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capillary electrophoresis, or CE, for extremely high-resolution separations of complex samples; and

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integrated nanoscale electrospray ionization.

The integrated microfluidic CE can perform extremely high-performance separations of a wide range of molecular species from small molecule metabolites, amino acids, and vitamins, to intact antibodies and other proteins. Importantly for our platform, microfluidic CE is electrically driven and requires no bulky liquid pumping and valving systems. The microfluidic chip consumes only 100-200 nL of electrolyte per minute making it remarkably efficient with source and waste fluids. Microfluidic CE separations can be an order of magnitude or faster than similar chromatography separations. This allows for highly complex separations with high resolution to be completed in minutes.
Examples shown below illustrate the versatility of our microfluidic CE chip and include separation of cell lysate with minimal sample preparation and a highly detailed characterization of an antibody drug conjugate:

Faster high resolution separations attainable in minutes using our microfluidic CE chip
Analytics and Machine Learning Technology Provide Actionable Answers, Not Just Raw Data
The third crucial element of our technology platform is holistic device design with embedded analytics and machine learning. Our development team designs devices for a specific purpose, rather than for a wide scope of often disparate needs. Conventional Mass Spec manufacturers focus their attention on canonical analytical specifications such as “instrument resolution” or “detection limit” or “data rate” in the hopes of appealing to a wide range of laboratory specialist needs. Our devices are designed to do a job quickly, easily, and cost effectively. Achieving that aim requires very sophisticated autonomous and adaptive control systems and the machine learning engine to interpret the data and produce a clear, accurate result.
Control/optimization:   Conventional Mass Spec configuration and tuning is highly complex. An example of such a configuration panel is shown on the right below. Our devices need to manage themselves autonomously for maximum value to the customer. They can manage themselves by adapting to environmental factors like elevation, humidity, temperature, and vibration, and by optimizing themselves for the analytical objectives of the user, such as looking for traces of potent drug substances or sniffing for airborne hazards. This ability to automatically control the system reduces or eliminates the user’s responsibility and opportunity for error in set up, optimization, and troubleshooting. Our product’s “settings” screen shown below on the left looks very simple, but the embedded analytics and machine learning system controls and optimizes more than a hundred parameters continuously in real-time.

MX908 Settings/Configuration	Laboratory Mass Spec Settings/Configuration

Machine learning/embedded analytics:   The integrated analysis of our platform’s data is also critical to our customers’ success. Conventional platforms may give the user basic tools to view data, and some limited analysis functionality, but they fall far short of completing the analysis loop. “Out of the box” machine and statistical learning methods are not really applicable to complex analytical sensor data and real-life molecular systems. Our data team has a commercial track record of embedding a “scientist in the box” with highly customized statistical and machine learning methods for our platforms to complete the customer experience. Several examples of these elements are highlighted below in the “Our Products” section.
Our devices are designed to provide fast, statistically-rigorous answers by providing autonomous control systems and applying rigorous machine learning methods.
Our Products
We were founded on a vision to deliver high quality Mass Spec to a broad set of users at the point-of-need. We offer handheld and desktop devices, each of which are capable of providing quick, high-fidelity and actionable results. These aspects are important to our customers, who previously have had to choose between a slow and thorough analysis by Mass Spec in a laboratory or a point-of-need result that may have been more timely, but provided only a partial measurement picture prone to false-positives. For instance, forensics customers who do not have access to laboratory-based Mass Spec instruments have at best had access to the field techniques of Ion-mobility spectrometry and Raman/FTIR spectroscopy, each with its own severe limitation of specificity (ability to distinguish one chemical from another) and sensitivity (ability to detect minute amounts), respectively. Our bioprocess customers have likewise only had access to a cropped measurement picture by largely relying on simple enzymatic and electrochemical sensors that can measure just a few simple gases and other analytes with poor accuracy. Our devices are changing this paradigm and providing laboratory-like results at the point-of-need.

MX908®
Launched in June 2017, MX908 is a handheld, battery-powered, Mass Spec device designed for rapid analysis of gas, liquid and solid materials of unknown identity. It is an agile, multi-purpose device utilized by a wide spectrum of user segments for a variety of forensic field applications such as chemical, explosive, priority drug and HazMat operations, detecting materials at the trace level.
We have sold approximately 1,100 MX908s into every U.S. State, in 34 countries and across five continents. More than 5,000 operators, including in numerous domestic and foreign government agencies, have been trained to use the MX908.
When a civilian or military first responder, customs agent, or front-line worker is presented with residue on a package, a powder in the ER, pills at a border crossing, an apparent overdosing individual, or a mass casualty event, immediate actionable information is needed. The U.S. opioid crisis in particular is driving demand for broadly capable point-of-need measurement devices that can detect a multitude of hazards at trace quantities.
The MX908 detects trace quantities of more than 100 named dangerous materials, including fentanyl and its many derivatives, explosives, and hazardous chemical agents with sensitivity comparable to existing field-based technologies, but with much higher specificity. This allows users to conduct rapid field analysis for a broad range of unknown substances at trace levels that would typically lead to confusion and false positives in other instruments. The device is also able to identify a far greater number of substances than other trace technologies and with one million times the dynamic range of those other handheld or mobile technologies. Compared to a leading transportable Mass Spec product, the MX908 is up to 15x faster, up to 10x smaller and up to 2x cheaper. The MX908 is able to start up in less than a minute, completing analysis of gas and vapor materials in less than ten seconds, and solids and liquids in less than a minute.
The MX908 was designed to operate in harsh outdoor environments such as pervasive rain and dust, and scorching to freezing temperatures in a nimble 4.3 kg (approximately 10 lb) handheld form factor. Our systems also undergo extensive mechanical shock, drop, vibration, and environmental testing as part of the development and certification process.
Designed with the non-technical user in mind, the user interface on the MX908 requires no Mass Spec knowledge for navigation, operation or interpretation of results. The MX908 user interface is very mission driven. These mission modes provide a categorization of functionality, allow the device to guide operators through proper procedures with visual cues, and present results in a manner most relevant for that operational intent. The mission modes also allow the software to optimize the hardware operation of the MX908 to maximize sensitivity and specificity for a given class of chemicals, much as a laboratory chemist would do by changing the settings on their conventional Mass Spec.

The MX908’s machine-learning software, enabled by our proprietary technology platform, serves as a critical element of the device. For example, one of the challenges associated with analyzing fentanyl derivatives is that there are potentially thousands of pharmacologically-active variants for this same compound. However, MX908 is pre-programmed to evaluate against the dozen most common fentanyl variants and is then able to utilize a machine learning classifier to look for characteristic mass fragment loss patterns that are suggestive of the more than 2,000 fentanyl analogs.
Since introducing the MX908, we have continued to expand the device’s capability through mission add-ons via software updates, and we will continue to do so as we expand the product’s capabilities. We are currently working to expand the MX908’s mission add-ons to support the detection of adulterated and counterfeit pharmaceuticals, detection of pesticide residues, and applications in quality control and quality assurance such as raw material purity and GxP cleaning validation.
Services and Consumables
Our MX908 comes with a standard warranty for up to one year from purchase. Our customers also can purchase extended warranty service plans, which include hardware repair and replacement coverage, technical support, and software updates. We designed the MX908 to be intuitive and easy-to-use, while ensuring that the MX908 is operating as it is intended is critical to our customers. The annual and extended warranty service plans provide the customer the ability to contact us to assist in validating their results given the severity and context of the situations in which our devices operate. Our technical support, also known as our Reachback program, allows any participating MX908 user to email, text, or call a 908 Devices Scientific Support Team member to receive support 24 hours per day, 365 days per year to ensure the MX908 is working as intended. The Scientific Support Team is staffed by M.Sc. and Ph.D. chemists and forensic scientists expert in the operation of the MX908 and other field analytical technologies. Our extended warranty service plans are sold with multiyear commitments, which allows us to deepen our relationship with customers and provides us with an upfront payment, a predictable recurring revenue stream, and an opportunity to offer additional future services.
For simplicity and convenience, we also sell single-use swab samplers for the analysis of liquid and solid materials. These swab samplers are most heavily used today by customers who are evaluating drug substances. However, we designed the MX908 so that it does not require swab samplers or any other consumables for a number of other applications. Our customers value the low-logistics tail of our MX908.
RebelTM
The Rebel is a small desktop analyzer providing real-time information on the extracellular environment in bioprocesses. Compared to a traditional central laboratory high-performance liquid chromatography, or HPLC, Mass Spec assay, Rebel’s price per sample is up to 10 times lower, at approximately one-third of the capital cost, and delivers answers up to 2,000 times faster. Rebel provides results within seven minutes, enabling critical on-the-spot decisions regarding bioprocess media optimization, accelerating process-development cycles and maximizing bioreactor efficiency. Customers are using Rebel in environments subject to FDA and other regulatory guidelines regarding biological and pharmaceutical product quality, or GxP environments, to evaluate fresh media for conformity to standards, track the extracellular environment and metabolic flux during growth cycles, monitor performance during stress experiments, and characterize spent media.
Since the launch of the Rebel in November 2019, we have sold 46 units and 21 of those units have been placed with some of the top-20 pharmaceutical companies by revenue. Six organizations have already purchased multiple units. Our focus has been on increasing U.S. placements, but we also have a meaningful international opportunity and have recently sold Rebels in China, Japan, and Europe.
Cells have been harnessed to serve as microscopic factories producing myriad molecular species large and small. The markets for cellular-derived products include therapeutics, including cell therapy and personalized medicine, new and sustainable foods and beverages, and industrial materials. Many of these products, such as protein-based therapeutics, can only be economically produced by cells in a bioreactor. Making these products in an efficient and reproducible way remains a challenge to our customers in bioprocessing. Cell culture media forms the critical growth environment for the cell. Our customers’ measurement of this extracellular environment in bioprocesses is critical to their development and operational efficiency.
However, it is rare that researchers conducting these types of experiments have analytical tools for extracellular media characterization on their local bench, which means samples need to be frozen, packaged, and transported to core laboratories for analysis with large HPLC Mass Spec instruments. This adds substantial delays and cost and typically takes three to six weeks to produce lab reports equivalent to those produced by the Rebel in only 15 minutes. The following graphics illustrate the complexity and processing time of a traditional HPLC Mass Spec analysis compared to the Rebel process.
Rebel is currently configured to report concentrations of 32 critical extracellular metabolites in cell culture media, such as amino acids, vitamins, and biogenic amines, which are known to substantially affect the growth profile and properties of the resulting biological entities and their expressed materials. Incorporating our microfluidic sample handling and CE technology, as well as our microscale Mass Spec technology, Rebel’s internal autosampler is capable of queueing approximately 96 such samples for unattended analysis and delivering reported concentrations for each sample.
A fit-for-purpose at-line system, the Rebel is designed to be located within the same laboratory as a bioreactor, enabling more frequent monitoring of key cell media parameters. To run this analysis, the Rebel requires as little as one microliter of cell culture media with little sample preparation. This allows customers to run more tests while preserving precious cell culture media, which is extremely valuable for small batches as used in cell therapy and personalized medicine.

The Rebel, using its onboard algorithms, eliminates the need for manual calibration and delivers processed and actionable results in real-time. As runs are completed, users can access the report either as a PDF print out or a laboratory information system compatible file exported to the network. The Rebel software is compliant for operation in GxP environments.

Sample Assay:
Sample Label: 151DCD-RF3
User: jgoodman

REBEL

A09

Sample Assay:
Sample Label: 151DCD-RF3
Time Completed: 09.23 2019.10:03
Dilution Factor: 10X (already factored in results)

Batch Label n/a (initiated by mjobin)
ZipChip S/N: RB 2513
Comment anticipated 0.5 uM AA diluted 10X; in cold storage for 6 weeks as part of CHO RF3 series of measurements.

Analyte	mM	±	Glyph
Phenylalanine (Phe)	3.10	0.17	
Valine (Val)	4.74	0.21	
Proline (Pro)	4.14	0.20	
Leucine (Leu)	4.61	0.18	
Methionine (Met)	1.04	0.16	
Isoleucine (Ile)	2.76	0.13	
Arginine (Arg)	1.95	0.18	
Choline	0.36	0.17	
Lysine (Lys)	3.74	0.29	
Histidine (His)	1.26	0.25	
Alanyl-glutamine (AQ)	0.09	0.27	
Alanine (Ala)	1.24	0.30	
Cystine	0.31	0.15	
Tryptophan (Trp)	0.93	0.33	
Asparagnine (Asp)	6.35	0.46	
Glutamic acid (Glu)	8.41	0.63	
Aspartic acid (Asn)	4.12	0.30	
Threonine (Thr)	6.15	0.47	
Serine (Ser)	3.84	0.56	

PAGE 1 of 2

908devices Support: help@908devices.com | +1.844.908.4357

REBEL

Sample Assay:
Sample Label: 151DCD-RF3
Time Completed: 09.23 2019.10:03
Dilution Factor: 10X (already factored in results)

...jobin)

...A diluted 10X; in cold storage for 6 weeks as ...urements.

CE-MS Image

...ed Ion Electropherograms
CE-MS Image
Migration Time (seconds)

PAGE 2 of 2

908devices Support: help@908devices.com | +1.844.908.4357

Performance Qualification Report

REBEL

Performance Qualification Report

Serial Number: R130
Time Completed: 12:16 2020.08.28
Summary Result: PASS

Test Parameter	Results	Value	Bounds
Background Signal	PASS	4.69	[0.00 13.00]
Internal Standards Found	PASS	4.00	[4.00 4.00]
Arg Migration Index	PASS	0.14	[0.11 0.16]
Ser Migration Index	PASS	0.53	[0.50 0.55]
Asp Migration Index	PASS	0.85	[0.83 0.88]
Ile/Leu Resolution	PASS	1.48	[1.10 inf]
Gln/Glu Resolution	PASS	0.74	[0.30 inf]
Quantitation Quality	PASS	4.00	[0.00 6.00]

Extracted Ion Electropherograms

Ion Current

Page 1 of 2

908devices Support: help@908devices.com | +1.844.908.4357

Consumables and Services
Rebel’s operation requires a consumable kit that includes:
•
one microfluidic preparation and separation chip;

•
diluent electrolyte for samples, including internal standards;

•
background electrolyte for separation; and

•
performance qualification and calibration standards.

Currently, customers of Rebel are consuming on average one kit per month. With continuous operation, the Rebel is capable of consuming approximately one 200-sample kit a day.
We also offer an annual certification kit and service plan. The certification kit is shipped to the customer, who loads the provided samples, and executes a certification protocol. The system is remotely qualified and certified based on the data acquired meeting factory specifications.
Annual and extended warranty and service plans are available for the Rebel.
ZipChip
Our ZipChip solution is a plug-and-play, high-resolution separation platform that optimizes Mass Spec sample analysis. Our ZipChip platform consists of a ZipChip Interface, which is installed into a conventional Mass Spec instrument, and consumable microfluidic chips, or ZipChips. We designed this technology to be compatible with third party Mass Spec instruments. Powered by our integrated microfluidic technology, the ZipChip platform allows researchers to consolidate a host of time-consuming biotherapeutic, metabolomic, and proteomic applications typically run on multiple instruments or configurations onto a single platform. With ZipChip, researchers can switch applications in minutes, instead of hours typical with an alternative such as liquid chromatography.
Leveraging our data analytics capabilities, we have also incorporated an automated software solution called DARWIN to expedite the analysis of the ZipChip and Mass Spec data for proteins and biotherapeutics. DARWIN eliminates most of the manual choices, selections, and decisions encumbering typical analysis software and directly and rapidly reports identified species, modifications and relative abundances.
Since launch of the ZipChip platform, we have sold more than 150 ZipChip Interfaces and have established 18 multi-unit accounts in leading, global pharmaceutical organizations and academic institutions. Our ZipChip platform is compatible with market-leading conventional Mass Spec instruments currently installed in laboratories, and we intend to continue to expand the ZipChip platform to become compatible with any conventional Mass Spec instrument.
As an open-access discovery platform that can interface with more than 10,000 conventional Mass Spec instruments, ZipChip provides us the ability to leverage the growing list of newly established applications and publications from customers who have incorporated the device into their projects. By incorporating select assays investigated on the ZipChip by customers into our MX908 and Rebel devices, we can create an evolving pipeline of new customer-driven, point-of-need Mass Spec applications as the scope of analytes our devices can detect and analyze will continue to expand. We have already incorporated a number of the customer-driven assays in our MX908 and Rebel devices, and we are investigating several more for our future product pipeline.
ZipChip Consumables
We offer a variety of kits for the ZipChip Interface that include microfluidic ZipChips and different reagents optimized for a wide scope of applications. These kits include intact antibody, metabolomics, peptide and others. We also expect to grow our revenue from warranty and annual certification related to the ZipChip platform as the product sales expand.
Market Opportunities
We have developed ultracompact, high-fidelity Mass Spec devices to interrogate the unknown and invisible and provide actionable results in critical-to-life point-of-need applications. Our first products are purpose-built handheld and desktop Mass Spec devices that currently address a range of applications and markets. We estimate our TAM for our devices was $4.8 billion in 2020, and is growing to an estimated $22 billion over the next five years. The TAM for our handhelds was estimated to be $1.5 billion in 2020 with expansion to over $3 billion with software application extensions into GxP facilities for raw material inspection, counterfeit and adulteration inspection, contamination and cleaning validation, and other quality assurance and quality control assays. Our desktop devices supporting bioprocess development represented a total addressable market of $260 million in 2020 expanding significantly to approximately $12 billion with execution of our roadmap and the rapid growth of cell therapy. We see additional future opportunity to address an estimated $3.0 billion in 2020 across the laboratory chromatography market space growing to more than $6.9 billion with further market growth and roadmap expansion into complex proteomics by 2025. Our estimates of our TAM are based on potential customer research and development spending, addressable aspects of potential customers’ end product development process, and potential platform usage. We also utilize estimated penetration and placement rates for our platform with potential customers in our target markets and historical patterns for consumables usage.
Our TAM for all device placements in 2020 and expanding in 2025 with product roadmap and market growth
Our Initial Market—Field Forensics
Forensic labs have historically used conventional Mass Spec instruments to chemically analyze a diverse array of submitted samples. Testing for controlled substances is one of the major drivers for the use of Mass Spec in the field forensics setting. According to the latest available data from the Bureau of Justice, U.S. criminal forensic laboratories handled approximately 4 million requests, roughly 1.2 million of which were controlled substances-related. We believe that this increase in requests will be even more acute for the point-of-need setting.
In the field forensics setting, high accuracy and fidelity can be just at important at the point-of-need as it is in the laboratory. Simple and inexpensive colorimetric tests are being abandoned in many jurisdictions due to their extremely narrow and poor performance capabilities, in favor of handheld technologies with broad lab-like capabilities. This is creating an expanded market of individual users that is a multiple of the centralized laboratory Mass Spec instrument market.
The need for such field technologies is acute for controlled substances and identification of other priority chemicals and hazards at trace levels. The toxicity of fentanyl and its analogs is 100 to 10,000 times the potency of morphine, creating an opioid crisis of unprecedented scale and breadth. Drug overdose deaths saw a significant increase during the first few months of 2020. Preliminary data from the U.S. Centers for Disease Control and Prevention, or CDC, shows that overdose deaths have increased by about 10%, with the CDC estimating the country could see more than 75,500 drug-related deaths this year. The CDC estimates that the total economic burden of opioid abuse in the United States is $78 billion a year. More than $35 billion in counter drug initiatives is being budgeted for fiscal year 2021 by the United States alone.
The potency and diversity of these emerging classes pose a major challenge for point-of-need measurements, as depicted in the graph below. Near invisible quantities of opioids can be fatal, and street drugs are often heavily obscured with filler materials, making trace detection with high-fidelity technologies an imperative for success. The diversity of the problem also drives the need for agility with devices that can be rapidly updated in the field with new machine learning updates. There are thousands of variants of these highly potent opioids, and other emerging classes such as cathinones and cannabinoids that will further exacerbate the problem.
In addition to controlled substances, point-of-need Mass Spec instruments can address a wide variety of other use cases, including:
•
first responders and local, state, and federal law enforcement;

•
U.S. and international defense and homeland security;

•
forensic laboratories’ case management and triage;

•
package inspection for postal services, couriers, customs agencies, and corporate mail rooms;

•
facility safety for hotels, local, state and federal government facilities, and private enterprises; and

•
quality assurance and control.

We estimate that the TAM for our handhelds was $1.5 billion per year in 2020 for trace detection of drugs, explosives, priority chemicals, and other hazards on surfaces and in the air. Our TAM expands to over $3 billion with use cases in GxP facilities for raw material inspection, counterfeit and adulteration inspection, contamination and cleaning validation, and other quality assurance and quality control assays. These use cases would be accessed through release of additional software apps or mission modes for our base hardware.
Life Sciences
Mass Spec addresses a significant number of applications along the life sciences research and biopharma value chain. It is integral in research and discovery, drug development, product validation and quality control. Biologic therapeutic modalities and all cell-based products more broadly, use bioreactors to manufacture product in two stages—process development and clinical and GXP manufacturing.
Within a cell, thousands of intertwined processes govern the cells ability to produce various proteins, its ability to perform a specific function, and its energy and waste expenditure. But efficient intracellular operations are also highly reliant on the extracellular environment—the cell culture media. In bioreactors, the timely influx of raw materials, environmental controls, and management of waste can be not only essential to efficiency, but literally to the life or death of the cells. The worldwide cell culture media market itself was estimated to be a $2 billion business in 2020. Regardless of how carefully the starting cell culture media has been designed and selected, bioprocessing is by definition a dynamic and inhomogeneous process. Cellular biology is complicated and unpredictable.
Due to issues with both the existing point-of-need solutions and alternative laboratory-based workflows, development scientists currently lack an ideal solution to accurately analyze the extracellular environment during or after the growth cycle without having to compromise between timing or completeness.
Democratization of Mass Spec will allow for significant efficiencies and new applications for the technology within life sciences. With real-time access to comprehensive media profiles, bioprocess development scientists can:
•
accelerate their product development cycles with feedback in minutes rather than weeks;

•
improve process yield and lower costs throughout their value chain;

•
enable a broad range of complex therapeutic modalities in biopharmaceuticals; and

•
increase the probability of successfully developing cell-based products.

We believe these efficiencies will lead to substantial growth opportunities in biologic-based therapeutics where a better understanding of the extracellular environment is a crucial element of bioprocessing.
For antibody therapeutics, a key requirement is that monoclonal production cell lines not only produce high titers of antibody but with acceptable Critical Quality Attributes, or CQAs. The extracellular media properties can greatly impact both the titer and the CQAs of the produced antibody. Likewise, for cell and gene therapeutics, management of the complex mammalian cell culture system and measurement and control of the extracellular environment is crucial. Historically, bioprocessing has been focused on large-scale batched production of monoclonal antibodies, or mAbs, using genetically stable clones, whose production has largely been optimized over many years of refinement. Today, newer advanced modalities, like cell and gene therapies, are fueling growth in the market while introducing variability of input materials (e.g., patient or donor cells, transient transfected cell lines), higher cost of goods sold, and the necessity for small-batched production—driven by smaller patient populations and the need to scale out. This change is driving manufacturers toward increased monitoring and optimization at a level of intensity beyond what is seen historically.
End market sales of biologics across mAbs, cell, and gene therapies were estimated at $150 billion in 2020, growing to approximately $250 billion by 2025 at a 11% compounded annual growth rate according to third party reports and analyst sources. While mAbs are forecasted to continue to dominate end-product sales in 2025, it is estimated that the pipeline of cell and gene therapies will be nearly 6,000 assets, representing more than 50% of the total biologics pipeline. A massive expansion of global bioprocessing capacity is underway to accommodate the needed small batched production. We estimated Rebel’s TAM to be $260 million in 2020, representing more than 1,700 device placements and 1.6 million media tests to support process development, and is expected to expand to approximately $12 billion TAM by 2025 with the execution of our roadmap and the rapid growth of cell therapy.
Our product development roadmap for the Rebel platform includes the extension of current capabilities and move to an online and, ultimately, a real-time “bioreactor brain”. In process development today, smaller scale bioreactors are outfitted with a variety of disconnected multi-party simple sensors and controllers. With the increasing trend toward highly parallelized systems with many small-scale bioreactors running simultaneously, manual sampling becomes a significant bottleneck. The roadmap expansion of Rebel’s analyte panel to address core culture kinetics (e.g., glucose, lactate, ammonium, pH, dissolved oxygen) and attributes like cell count, and viable cell density means that this future online Rebel system could have a uniquely comprehensive assessment of the present state and trajectory of the extracellular environment. Historical data profiles across parallel bioreactors and designed experiments form an excellent basis for machine learning and multivariable predictive control to optimize experimental variables to maximize yield, minimize risk of loss, and improve kinetics—the “bioreactor brain”. An outsize portion of this opportunity is driven by testing in autologous cell therapies and is commensurate with the total expected cell batches produced.

Future Market Opportunities
The fastest and most convenient way to explore new applications incorporating our platform technology is through interfacing with a conventional general-purpose laboratory Mass Spec instrument. Our laboratory interface connects our proprietary microfluidic chips, called ZipChips, to conventional Mass Spec Instruments, in a simple and customer friendly manner to form a discovery platform. Our research customers incorporate our ZipChip Interface into their projects due to its preparation convenience and separation speed. These customers prove-out new assays spanning a range of markets from diagnostics to consumer health and beauty, to agrochemical, oil and gas, and defense. They measure such things as novel therapeutics, metabolites, and quality and process attributes, and explore complex proteomics. We estimate our ZipChip platform was able to address $3.0 billion in 2020 across the research chromatography market space growing to more than $6.9 billion with further market growth roadmap expansion into complex proteomics by 2025. The resulting pipeline and market multiplier for subsequent point-of-need products has not been considered and may be significant.
Customers
We sell our products worldwide through an experienced direct sales force as well as through domestic and international channel distribution partners. Representative organizations using our products in each of our primary markets are as follows:
Pharma/Biotech:
• Amgen Inc.	• Merck & Co. Inc.
• Biogen Inc.	• New England BioLabs Inc.
• Bristol-Myers Squibb Co.	• Nucleus Biologics, LLC
• Dana-Farber Cancer Institute	• Teva Pharmaceutical Industries
• Lonza Group AG	• Transcenta Holding Limited
Government:
• Federal Emergency Management Agency Center for Domestic Preparedness	• United States Department of Homeland Security
• The National Institute for BioProcessing Research and Training	• U.S. Centers for Disease Control and Prevention
• The National Institute for Innovation in Manufacturing Biopharmaceuticals	• U.S. Food and Drug Administration
• United States Army	• United States Marine Corps
• Ohio Attorney General Bureau of Criminal Investigation (BCI)
• Ohio Organized Crime Investigations Commission (OOCIC)
Academia:
• Boston University	• North Carolina State University
• Duke University	• University of Kentucky
• Johns Hopkins University	• University of North Carolina-Chapel Hill
Manufacturing and Supply
Our manufacturing strategy has two components: to outsource subassemblies or assemblies to domestic contract manufacturers where it is cost and capital favorable, and to use our internal manufacturing facilities for the balance of our production needs. Our in-house manufacturing facilities are located at our headquarters in Boston, Massachusetts. These facilities are ISO 9001:2015 certified and include approximately 5,100 square feet of configurable production assembly floor, 1,800 square feet of advanced machining space, and 2,000 square feet of configurable cleanroom. Inventory is held in our Boston facilities in a 700 square foot controlled-access cage.
Devices
The MX908 and Rebel are manufactured, tested and shipped from our Boston facility. Several custom components of the MX908 and Rebel are fabricated by third party suppliers, including printed circuit boards and cables, and metal and plastic mechanical components. The assembly of technology-sensitive components such as our proprietary vacuum pumps and ion trap/ionization module is completed in-house.
Currently, our Boston manufacturing facility is capable of supporting the production of approximately 2,000 MX908 and Rebel units combined per year. When our annual sales exceed 2,000 MX908 and Rebel units, we expect that we would need to either expand our in-house production operations, or transfer some or all aspects of MX908 and/or Rebel assembly to contract manufacturers, to accommodate larger run-rates. We believe there are numerous domestic and international contract manufacturers that could be qualified to produce the MX908 and/or Rebel when third party demand for our products outpace our current manufacturing capacity. The autosampler subassembly of the Rebel is supplied by a single supplier, Spark Holland B.V.
Volume manufacturing of the ZipChip Interface is outsourced to Columbia Tech, an ISO 9001 wholly-owned subsidiary of Coghlin Companies, Inc. Our Boston facility can and has manufactured ZipChip Interfaces on demand. Typically, upon the launch of a ZipChip Interface that is compatible with a particular conventional Mass Spec instrument, we manufacture and test initial devices at our facility, before transferring production to our contract manufacturer. We maintain resources to handle all warranty and service of our installed base and, if required, these resources are capable of manufacturing ZipChip Interfaces. The final testing and shipment of ZipChip Interfaces are completed from our Boston facility.
We are continuously evaluating and updating our supply chain to ensure our ability to respond to customer demand for our products. For example, we have relationships with a number of machine shops and electronics suppliers that can provide components for our devices, including components currently provided by a single source. We plan to continue the diversification of our supply chain as we scale. We use our annual demand planning to assess initial device needs for each year, and we update and reassess those estimates as needed, including with respect to the levels of inventory that we believe will be required to support anticipated customer demand.
Consumables
The MX908 incorporates a number of non-proprietary consumables that are commercial-off-the-shelf available and sourced from a number of reputable suppliers. Sampling swabs that are used for the analysis of liquid and solid materials in the MX908 are currently single-sourced from DSA Detection. While we believe that alternatives are available, it would take time to identify and validate replacement swab samples, which could compromise our ability to supply these to our MX908 customers on a timely basis.
Consumable kits for the Rebel and ZipChip Interface include electrolytes, standards, and microfluidic chips. All assay kits and standards are assembled in our Boston cleanroom facilities. Component reagents and standards are widely available from multiple suppliers. Our microfluidic chips are produced and assembled in our Boston cleanroom facilities. The substrate is supplied by Micronit Microtechnologies B.V. While we believe that alternative suppliers would be available, it would take time to identify and qualify alternate suppliers and transfer design requirements to them, which could negatively affect our ability to supply these chips to our Rebel and ZipChip customers on a timely basis.
Sales and Marketing
We distribute our devices and consumables via direct field sales and support organizations located in North America and through a combination of our own sales force and more than 25 third party distributors in domestic and international markets which include Australia, Canada, China, Czech Republic, Germany, Japan, Singapore, Turkey, and the United Kingdom. In North America, we use distribution partners to provide our products to end customers where a contract vehicle is required. Since the commercial launch of our first handheld, the installed base of our devices has grown to more than 1,350 devices across 34 countries.
Our domestic sales force and international partners inform our current and potential customers of current product offerings, new target applications, and advances in our technologies and products. As our primary point of contact in the marketplace, our sales force focuses on delivering a consistent marketing message and high level of customer service, while also attempting to help us better understand the evolving market and customer needs.
As of December 31, 2020, we had 30 people employed in sales, sales support and marketing, including six technical field application scientists. This staff is located in the United States and we have two consultants working internationally to support our sales and applications efforts. We intend to significantly expand our sales, support, and marketing efforts in regions with a concentrated life sciences presence, including large pharmaceutical and biopharma companies. For example, we plan to establish a direct sales footprint in Europe, and to develop a distribution and support network in China. Additionally, we believe that there is significant opportunity in other Asia-Pacific countries such as India and South Korea as well as other areas such as Australia and South America. We plan to expand into these regions via initial penetration with distributors and then subsequent support with direct sales and support personnel.
Our business model is focused on driving the adoption of our products and maximizing use across our customers’ value chains. This is enabled through customer trials and partnerships that allows us to further understand the critical applications for our technology and inform our future developments and market expansion.
Our MX908 devices often are sold to governmental institutions and other customers that require participation in a tender process that involves preparation of extensive documentation and a lengthy review process. As a result of these factors, and the budget cycles of our customers, our sales cycle can often be six to twelve months, or longer. Our Rebel devices are relatively new to the life science marketplace and require a capital investment by our customers. The sales process typically involves numerous interactions and demonstrations with multiple people within an organization. Some potential customers conduct in-depth evaluations of the system, including running experiments at our Boston headquarters and comparing results from alternative systems and technologies.
Service and Support
We offer warranty and extended warranty service plans, as well as on-site training, in order to improve customer adoption of our products. Support under warranty and extended service contracts include the following:
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Technical support.   Customers can call a hot-line number 24 hours per day, 365 days per year for support on issues ranging from questions on proper usage of the device, to assistance in interpretation of chemical spectra to ensure the device is working as intended. We refer to this support as our Reachback program.

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Software updates and library updates.   We periodically release updates to the embedded software in our products. These updates will ensure the ongoing functionality of our products and repair defects in the software. We also release updates and additions to our library of spectral images enabling identification of additional chemicals.

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Warranty.   Our MX908 and ZipChip Interface devices are covered under a return-to-factory warranty model for repairs. Depending on availability, loaner units are made available to minimize downtime with our customers.

We provide training at the customer’s location with the initial purchase of our devices. Each training event is between four to six hours and covers device functionality and hands-on training with the device. At the conclusion of the training, certificates are issued for all attendees. Additional training days are available on a per diem basis. For our desktop devices, we offer an advanced training and applications training to assist customers in implementing their required applications with our device.

Research and Development
Investment in research and development is at the core of our business strategy. Our research and development team is responsible for designing, developing and enhancing our products, as well as performing product testing and quality assurance activities. Members of our research and development team specialize in many functional areas including algorithms, machine learning, electrical and mechanical engineering as well as software development.
As of December 31, 2020, we had 40 full-time employees dedicated to research and development. Of these, approximately 40% have advanced degrees in engineering or the sciences. We have made substantial investments in product and technology development since our inception. Research and development expense totaled $8.2 million in the year ended December 31, 2020. We expect our research and development expense to increase significantly for the foreseeable future as we enhance our existing products, develop new products for our current markets and introduce new products in new markets.
We consider the holistic nature of our internal product development teams critical to our products’ success. Accordingly, our research and development team possesses functional expertise in critical areas such as:
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chemistry, biochemistry, physics of Mass Spec and separations and sample processing;

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embedded, desktop and mobile software engineering;

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machine learning, high-speed digital signal processing, multivariate statistical learning, algorithms and decision theory;

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user experience design and user interface design;

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mechanical engineering and industrial design;

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analog, digital and mixed signal electronics engineering;

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ultra-efficient pumping and pneumatics engineering; and

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microfluidic design, and volume fabrication at the micro- and meso-scale.

The majority of our research and development operations are conducted in our Boston facility. We also conduct additional research and development operations out of a second facility in Chapel Hill (approximately 2,000 square feet), North Carolina to support assay development for Rebel and ZipChip.
Competition
We have a range of competitors extending from small, privately held companies with single-point solutions to large, publicly-held corporations, including those with a portfolio of Mass Spec products, such as Agilent, Bruker, Danaher, Inficon, FLIR, PerkinElmer, Shimadzu, Thermo Fisher Scientific, and Waters Corp. Many of these companies have greater resources and market presence than we do.
We expect the markets for our products to remain highly competitive and dynamic and to reflect rapid technological evolution and continually evolving customer requirements. Our ability to compete successfully will depend on a number of factors including our ability to:
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offer differentiated point-of-need Mass Spec devices;

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translate market requirements into an engineering roadmap of new software and hardware features to remain competitive;

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demonstrate the value of employing our products at the point-of-need through accelerated workflows; and

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provide pro-active support and service that delights our customers.

Intellectual Property
Protection of our intellectual property is fundamental to the long-term success of our business. We believe that our continued success depends in large part on our proprietary technology, the skills of our employees and the ability of our employees to continue to innovate and incorporate advances into our products. We regard our products and the internally developed software embedded in our products as proprietary.

We rely primarily on a combination of trade secret, patent, copyright and trademark laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. Our patent strategy is to seek broad protection on fundamental enabling technologies, and layer on additional patents on specific implementations or methods of operation critical to our present and anticipated products, and to prevent competitive operation. While our expertise in signal processing and machine learning is critical to our success, we typically keep these inventions as trade secrets to avoid public disclosure. Some high value consumables have been engineered with clandestine product integrity features to inhibit duplication or counterfeiting efforts of our intellectual property. We provide our products to customers pursuant to terms and conditions that impose restrictions on use and disclosure. We also seek to avoid disclosure of our intellectual property using contractual obligations, by requiring employees, consultants and contractors with access to our proprietary information to execute nondisclosure, non-competition and assignment of intellectual property agreements. In addition, we generally control access to our proprietary and confidential information through the use of internal and external controls.
Our foundational technology in the area of miniature Mass Spec originated as an effort at Oak Ridge National Laboratories led by our Scientific Founder J. Michael Ramsey, now a Professor of Chemistry at the University of North Carolina.
As of December 31, 2020, our owned patent assets included approximately 14 U.S. patents, two pending U.S. patent applications, 11 foreign patents and six pending foreign patent applications in various foreign jurisdictions, including Australia, Canada, China, the European Union, Hong Kong, Israel, Japan, South Korea, Singapore and Taiwan. The subject matter covered by our owned patent assets includes core aspects of compact Mass Spec technology, a design for a handheld Mass Spec device, a design for a modular Mass Spec chamber, patents for multiple ionization modes and adaptive pressure operation within survey period, the determination of preferred ionization mode, adaptive resolution control, adaptive operation to reduce power consumption, and the detection of positive and negative ions.
As of December 31, 2020, our in-licensed patent assets included 26 U.S. patents, five foreign patents, five pending U.S. patent application, and six pending foreign patent application. The subject matter covered by our in-licensed patent assets includes a microfabricated ionization source and a microfabricated ionizer chip, microscale Mass Spec systems, devices and related methods, a miniature charged particle trap with an enlongated trapping region for Mass Spec, high pressure Mass Spec signal enhancement by means of convective transport, electrospray ionization interface to high pressure Mass Spec, a method of sample injection for chemical separations in microfluidic devices, integrated sample processing for electrospray ionization devices, and microchips with integrated multiple electrospray ionization emitters and related methods, systems and devices. Excluding any patent term extension, the currently issued 908 Devices-owned patents are expected to expire between 2032 to 2038. The currently issued in-licensed patents are expected to expire from 2021 to 2037. We do not expect any of the in-licensed patents that are set to expire in 2021 to have a material effect on our business as those patents relate to a prior design for the ion trap and we have since in-licensed new patents covering the current design.
We also seek to protect our brand through procurement of trademark rights. As of December 31, 2020, we owned seven registered trademarks in the United States, nine registered foreign trademarks, and two U.S. pending trademark applications. Our registered trademarks and pending trademark applications include trademarks for 908 Devices, Rebel, MX908, and our logo. In order to supplement protection of our brand, we have also registered several internet domain names.
Licenses
UT-Battelle
In June 2012, we entered into two license agreements, which were subsequently amended in August 2013 with UT-Battelle, LLC, or UTB, which manages and operates the Oak Ridge National Laboratory under its prime contract with the U.S. Department of Energy, pursuant to which UTB granted us an exclusive, sublicensable, worldwide license under certain patent rights owned by UTB related to Mass Spec technology to develop, manufacture, use and commercialize products, services and methods that are covered by such patent rights, or the Licensed Products, in the defined fields of use within forensics, life sciences, industrial process monitoring and food and environmental testing and safety. The patents are related to the design and operation of microscale ion traps and ion sources with flexible operating pressures, and were the first patents that enabled us to reduce the size of our Mass Spec platform. We refer to these two licenses as the UTB Agreements.
We paid UTB an upfront payment of $5,000 in connection with executing the UTB Agreements and made a payment of $15,000 in January 2013. In addition, we issued an aggregate of 73,750 shares of our common stock to UTB, which had an aggregate fair value at the time of issuance of approximately $25,200. Additionally, we must pay UTB a low-single digit percentage royalty on our net sales of Licensed Products that are covered by a valid claim of the licensed patents, subject to an annual minimum royalty payment owed to UTB of $70,000. We are also obligated to pay UTB a percentage of certain royalty income received from any sublicensees ranging from the lower- to mid-double-digit percentages. To date, we have not issued any sublicenses under the UTB Agreements. The are no future milestone payments to be made by the Company under the UTB Agreements.
We are obligated to use commercially reasonable efforts to develop, manufacture and commercialize the Licensed Products.
The UTB Agreements will continue until the expiration of the last to expire patent or last to be abandoned patent application that is licensed to us, unless terminated earlier in accordance with the terms of the UTB Agreements, which we currently expect will be in 2026. We may terminate the UTB Agreements by providing advance written notice of 60 days as specified in the UTB Agreements. UTB may terminate the UTB Agreements if we violate or fail to perform any terms of the UTB Agreements and we fail to cure such violation or failure within 90 days of notice thereof from UTB. Additionally, if we challenge the validity or enforceability of any of the licensed patents, the UTB Agreements will automatically terminate.
University of North Carolina, Chapel Hill
In June 2012, we entered into a license agreement, which was subsequently amended in April 2013 and August 2014, and then amended and restated in May 2015, which we refer to in this prospectus as the UNC Agreements, with the University of North Carolina, Chapel Hill, or UNC, pursuant to which UNC granted us an exclusive, sublicensable, worldwide license to develop, manufacture, use, and commercialize products, services and methods, covered by certain patent rights owned by UNC, including patents related to a microfabricated ionization source and a microfabricated ionizer chip.
We issued an aggregate of 110,626 shares of our common stock to UNC, which had an aggregate fair value at the time of issuance of approximately $37,800. Additionally, we must pay UNC a low single digit percentage royalty on our net sales of any products that are covered by a valid claim of the licensed patents, subject to an annual minimum royalty payment of $30,000. We are also obligated to pay UNC a low double-digit percentage of certain royalty income received from our sublicensees. To date, we have not issued any sublicenses under the UNC Agreements.
We are obligated to use commercially reasonable efforts to develop, manufacture and commercialize the Licensed Products and achieve defined milestones within the UNC Agreements. There are no future milestone payments to be made by the Company under the UNC Agreements.
We are responsible for all reasonable, documented patent expenses incurred during the life of the UNC Agreements and associated costs associated with the preparation, filing, prosecuting, issuance and maintenance of all patent applications and patents included within the patent rights covered by the UNC Agreements. In addition, we have the option to exclusively license UNC rights in improvements to the license patents and related portfolio, by paying $10,000 per improvement.
The UNC Agreement will continue until the expiration of the last to expire patent or last to be abandoned patent application that is licensed to us, unless terminated earlier in accordance with the terms of the UNC Agreements. There are current patent applications pending under the UNC Agreements so we expect the UNC Agreements will continue through at least 2037. We may terminate the UNC Agreements by providing advance written notice of 60 days as specified therein. UNC may terminate the UNC Agreements if we violate or fail to perform any terms of the UNC Agreements and we fail to cure such violation or failure within 90 days of notice thereof from UNC.

Regulations
Chemical detection, identification, and authentication technologies are of value to military, governmental, and law enforcement organizations worldwide. As a result, our products and technologies are subject to export control laws and regulations, which are imposed to ensure that sensitive technologies are withheld from unfriendly governments, terrorists or criminal organizations.
Our current products are dual-use items with both military and civilian applications. These products are subject to the U.S. Export Administration Regulations, or EAR. The EAR imposes various documentation, recordkeeping and transaction screening requirements and may impose licensing requirements for certain countries, customers, or end-use applications of our products. Applicable U.S. export regulations will continue to apply to our products and technologies even after they are exported to non-U.S. customers or to any non-U.S. subsidiaries or affiliates.
Articles, services and technologies that have certain military applications or that are designed, developed, modified or adapted specifically for military applications may be subject to the International Traffic in Arms Regulations, or ITAR. When ITAR requirements apply, they apply in place of EAR. ITAR imposes registration requirements and broader, more stringent export licensing requirements than EAR. We must determine whether ITAR or EAR governs each of our products, services, and technologies. We may assume the risk of making these determinations on our own, or we may decide to request formal governmental jurisdictional rulings.
Although our current products and services are not subject to ITAR licensing requirements, such licensing requirements could apply to our future products and services.
Under generally applicable U.S. trade regulations administered by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of the Treasury, we are generally prohibited from engaging in transactions involving sanctioned countries, as well as certain persons and entities that have been designated for targeted sanctions by OFAC. EAR and ITAR also impose export restrictions targeted at identified persons and entities, and we are required to comply with these restrictions as well.
Violations of the ITAR, EAR, and OFAC requirements can result in significant fines, penalties, denial of export privileges, and even terms of imprisonment for the individuals involved.
In addition, the U.S. Food and Drug Administration, or FDA, regulates, among other things, the research, development, testing, manufacturing, clearance, approval, labeling, storage, recordkeeping, advertising, promotion, marketing, distribution, post-market monitoring and reporting, and import and export of medical devices. Our products are currently marketed as research use only, or RUO. Products such as ours that are marketed for RUO are not intended for use in a clinical investigation or for clinical diagnostic use outside an investigation and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for RUO and are properly labeled as RUO are exempt from compliance with the FDA’s requirements applicable to medical devices more generally, including the requirements for clearance or approval and compliance with manufacturing requirements known as the Quality System Regulation.
A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetics Act and subject to FDA enforcement activities. RUO products cannot make any claims related to safety, effectiveness or diagnostic utility and they cannot be intended for human clinical diagnostic use. The FDA will also evaluate the totality of the circumstances to determine if the product is intended for diagnostic purposes. If the FDA were to determine, based on the totality of circumstances, that our products labeled and marketed for RUO are intended for diagnostic purposes, they would be considered medical devices that will require clearance or approval prior to commercialization.
Although we currently market our products as RUO, we may in the future make the decision to market them for clinical or diagnostic purposes, or may develop other different products intended for clinical or diagnostic purposes, which would result in the application of a more onerous set of regulatory requirements.

Human Capital Resources
As of December 31, 2020, we had 101 full-time employees, of which 30 work in sales, sales support and marketing, 40 work in engineering and research and development, 21 work in manufacturing and operations and 10 work in general and administrative. As of December 31, 2020, all of our employees were located in the United States. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We consider our relationship with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The health and safety of our employees, customers and communities are of primary concern. During the COVID-19 pandemic, we have taken significant steps to protect our workforce including but not limited to, working remotely, and implementing social distancing protocols consistent with guidelines issued by federal, state, and local law.
Facilities
Our corporate headquarters are located in Boston, Massachusetts, where we lease and occupy approximately 37,500 square feet of space. The lease for this facility expires on October 7, 2025. We also operate an additional office in Chapel Hill, North Carolina that is approximately 2,000 square feet and supports assay development for Rebel and ZipChip. The lease for this facility expires on November 30, 2022. We also operated an additional office in Campbell, California that is approximately 1,500 square feet and supported our west coast employees. The lease for this facility expired on February 28, 2021. We believe that our facilities, without the Campbell, California office, meet our current and future anticipated needs through 2024.
Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any material litigation or legal. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
The following table sets forth certain information concerning our executive officers and key employees as of the date of this prospectus who, subject to rights pursuant to any employment agreements, serve at the pleasure of our board of directors:
Name	Age	Position
Executive Officers
Kevin J. Knopp, Ph.D.	48	President, Chief Executive Officer and Director
Joseph H. Griffith IV	46	Chief Financial Officer
Christopher Brown, Ph.D.	46	Chief Technology Officer
Trent Basarsky, Ph.D.	53	Vice President, Corporate Development
John Kenneweg	48	Vice President, Government
Michael S. Turner	54	Vice President, General Counsel
Key Senior Management
Steve Davenport	55	Vice President, Commercial Sales
Maura Fitzpatrick	50	Vice President, Product Management & Marketing
Michele Fournier	56	Chief People Officer
Kevin McCallion, Ph.D.	55	Vice President, Production and New Product Introduction
The following table sets forth certain information concerning our non-employees who serve on our board of directors as of the date of this prospectus:
Name	Age	Position
Nicolas Barthelemy	55	Director
Keith L. Crandell	60	Director
E. Kevin Hrusovsky	60	Chairman
Sharon Kedar	46	Director
J. Michael Ramsey, Ph.D.	68	Director
Mark Spoto	52	Director
Fenel M. Eloi	63	Director
Jeffrey P. George	47	Director
The following is a biographical summary of the experience of our executive officers and key employees.
Executive officers and key employees
Kevin J. Knopp, Ph.D. has been our President and Chief Executive Officer, and a member of our board of directors since February 2012. Prior to that, Dr. Knopp served as Vice-President and Site Leader of the Portable Optical Analysis division of Thermo Fisher Scientific Inc. following the acquisition of Ahura Scientific, Inc., a company he co-founded in 2002 that commercialized handheld optical spectrometers for a range of applications in the pharma and security markets. Dr. Knopp earned a B.S. in Electrical Engineering from Boston University, and his M.S. and Ph.D. degrees from the University of Colorado at Boulder. Our board of directors has concluded that Dr. Knopp is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, and his extensive professional and educational experience in the analytical tools and instrumentation industry.
Joseph H. Griffith IV has been our Chief Financial Officer since March 2014. From November 2011 to March 2014, Mr. Griffith served as Chief Financial Officer of the Life Sciences and Technology business unit of PerkinElmer, Inc., a publicly traded company that produces analytical instruments, genetic testing and diagnostic tools, medical imaging components, software, instruments and consumables for multiple end markets. Previously, Mr. Griffith served as Chief Accounting Officer and Vice President of Finance from April 2008 to November 2011 and as Corporate Controller from July 2003 to April 2008, of Caliper Life Sciences, Inc., a publicly traded life sciences company that developed and sold lab automation equipment, that was acquired by PerkinElmer, Inc. Prior to that, he served as Corporate Controller of Zymark Corporation, a company that provided laboratory automation, robotics, and liquid handling solutions, from April 2002 to July 2003, when it was acquired by Caliper Life Sciences, Inc. From August 1997 to February 2002, Mr. Griffith served as an Audit Senior at Arthur Andersen, a national accounting firm. He is a licensed Certified Public Accountant and holds a B.S. in Accounting from Villanova University.
Christopher Brown, Ph.D. is a co-founder and has been our Chief Technology Officer & Vice President of Research & Development since February 2012. Prior to founding 908 Devices, Dr. Brown was a platform architect at Apple Inc. leading investigations in future-gen health-technologies. Prior to Apple, from April 2010 to October 2010, he was a Senior Director at Thermo Fisher Scientific, Inc. and from 2005 until 2010 he was Senior Director of Product Development and Engineering at Ahura Scientific, Inc. Prior to Ahura Scientific he held roles of increasing responsibility at InLight Solutions, Inc. Dr. Brown holds a B.Sc. in Mathematics/Chemistry from Brandon University, and Ph.D. in Chemistry from Dalhousie University where he specialized in statistical and machine learning methods for chemical data.
Kevin McCallion, Ph.D. has been our Vice President of Production and New Product Introduction since August 2020 and was our Director, Component Engineering from May 2013 to August 2020. Prior to joining us, Dr. McCallion served as Vice President of Engineering for TeraDiode, Inc., a developer of compact, high efficiency laser sources. Previously, Dr. McCallion was Director of Engineering at Finisar Corp, a manufacturer of optical communications subsystems and components. Prior to that, he was a co-founder and Vice President of Product Development at Azna LLC, implementing novel, high-speed diode lasers for long haul transmission. Earlier in his career, he also held senior technical management positions at Nortel Networks Corporation and CoreTek, Inc. He received a B.Eng. (1st Hons), M.Sc. and Ph.D. in Electrical Engineering and Optoelectronics from the University of Strathclyde in the United Kingdom. Dr. McCallion is an inventor on more than 30 U.S. patents and is author on numerous technical publications.
Trent Basarsky, Ph.D. joined 908 Devices in January 2017 and is our Vice President of Corporate Development, having previously served as Vice President of Commercial Business, and Vice President and General Manager of Life Sciences. Prior to joining us, Dr. Basarsky was Chief Business Officer at Zephyrus Biosciences, a company focused on single-cell Westerns, which was acquired by Bio-Techne Corporation. From 2009 to 2014, Dr. Basarsky was Vice President of Corporate Development at ProteinSimple, Inc., also acquired by Bio-Techne Corporation, with responsibilities including acquisitions, marketing, and intellectual property. From July 2008 to October 2009, Dr. Basarsky served as Director of Corporate Development and Marketing at Codexis Inc., a cleantech company focused on next generation biofuels and pharmaceutical manufacturing. Dr. Basarsky was an independent sports technology entrepreneur from September 2007 to June 2008. From July 2004 to July 2007, Dr. Basarsky was Director of Corporate and Business Development of Molecular Devices, LLC which was acquired by MDS, Inc. From 1998 to 2004, he held positions in marketing, product management, business development and intellectual property at Axon Instruments, a life science instrumentation company acquired by Molecular Devices. Dr. Basarsky received a B.Sc. in Zoology from the University of Alberta, a Ph.D. in Neuroscience from Iowa State University, and he has passed the USPTO patent bar exam.
John Kenneweg is our Vice President of Government Business and, since April 2013, he has also been our Vice President and General Manager of Field Forensics. Prior to joining us, Mr. Kenneweg served as the Director of Federal Government Programs at Thermo Fisher Scientific’s Portable Analytical Instrument Division from 2010 to 2013, a publicly traded company that produces a range of solutions to include life science technology, analytical instruments, diagnostics and lab equipment and services. Prior to that, Mr. Kenneweg managed government sales for Ahura Scientific, Inc. from 2005 until it was acquired by Thermo Fisher Scientific in 2010. Prior to that, he served as Business Development Manager from 2002 to 2005, Sales Manager from 1999 to 2002 and Product Manager from 1997 to

1999, at Draeger Safety, Inc, the U.S. subsidiary of Drägerwerk AG, a company that sells and manufactures gas detection and respiratory protection equipment for safety and medical purposes. He earned a B.A. from West Virginia University and served honorably in the United States Marine Corps.
Michael S. Turner has been our Vice President, General Counsel since November 2020. Previously, Mr. Turner served as Co-Chief Executive Officer, General Counsel and Executive Director from June 2019 to March 2020, and as Executive Vice President, General Counsel and Company Secretary from May 2014 to June 2019, of Allied Minds plc, a publicly traded venture firm focused on early stage company development within the technology and life science sectors. Prior to that, he served as Partner at DLA Piper LLP from January 2010 to May 2014, and at Goodwin Procter LLP from September 1998 to December 2009, counseling public and private companies, investment banks, and private equity and venture capital firms, with an emphasis on capital markets, mergers and acquisitions and corporate governance for growth companies in the technology and life science sectors. Mr. Turner received his B.A. from Colgate University and his J.D. from Cornell Law School and is admitted to the bar in Massachusetts, Maine and New York.
Steve Davenport has been our Vice President, Commercial since February 2021, bringing more than 30 years sales and management experience in the life sciences industry to the team. Prior to joining 908 Devices, Steve was Head of Life Science Research sales at Sartorius until January 2021, leading the division to record sales growth in 2020 and has been instrumental in development of the global Bioanalytics sales organization consistently delivering high double digit sales growth since he joined Sartorius via the acquisition of Intellicyt Corporation in 2016, where Steve had been Vice President of Global Sales since February 2013. Throughout his career Steve has been involved in successful market introductions of multiple drug discovery, protein, cell and genetic analysis technologies and the development of high performing sales organizations at Amersham Pharmacia Biotech (now Cytiva), Molecular Devices (now Danaher) and ProteinSimple (now Biotechne). Steve has Bsc. in Applied Chemistry from the University of Wales Institute of Science and Technology.
Maura Fitzpatrick has been our Vice President of Product Management and Marketing since September 2020. From November 2019 until September 2020, Ms. Fitzpatrick served as Vice President of Product Management at Waters Corporation, a company in the life sciences market specializing in liquid chromatography, mass spectrometry, and informatics and from January 2018 to November 2019 Ms. Fitzpatrick served as Senior Director of Product Marketing. From September 2015 to December 2017, Ms. Fitzpatrick served as the Vice President of Product Management and Marketing at Cambridge Technology Inc., a company that provides laser beam steering solutions. From January 2009 to September 2015, she held various Director and Senior Director roles in Marketing and Product Management at Thermo Fisher Scientific, Inc. Ms. Fitzpatrick earned a B.S. in Chemistry from Merrimack College and an A.S. in Marketing from Johnson and Wales University.
Michele Fournier has been our Chief People Officer since April 2021, bringing more than thirty years of Global HR experience in corporate and consulting roles, both in the United States, Asia and Europe, having completed several short-term expat assignments in various European and Asian offices. She has extensive experience establishing and promoting compensation and benefits strategies which include working with Board of Directors and Compensation Committees and Shareholder services. She also has deep experience in the areas of M&A, Corporate strategy, executive compensation, employee relations, HR shared services, change management, employee benefits, equity and incentive program design, talent management, and HR and organizational transformation. Michele has held a variety of senior HR leadership roles including Executive Vice President and Chief Human Resources Officer and Corporate Vice President, Compensation, Benefits and HRIS at Parexel International, a Clinical Research Organization in Newton, Massachusetts, from June 2014 to January 2021, and as Corporate Vice President of Global Human Resources and Corporate Services at PTC, a Product Lifecycle Management technology company in Boston, Massachusetts, from January 2001 to November 2009. Her previous roles include consulting and Compensation and Benefit leadership positions at Cambridge Technology Partners (CTP), William M. Mercer, and Medtronic. Ms. Fournier earned her BA from the University of Michigan and is a Certified Compensation Professional (CCP).

Non-employee directors
The following is a biographical summary of the experience of our non-employee directors.
Nicolas Barthelemy has served as a member of our board of directors since February 2018. Mr. Barthelemy brings over 25 years of industry experience to the director role. Mr. Barthelemy previously served as the President and Chief Executive Officer of Biotheranostics, Inc., a molecular diagnostics company, from September 2014 to February 2017. Prior to joining Biotheranostics, Inc., he held a variety of senior executive roles at Life Technologies Corporation, including President, Global Commercial Operations and President of the Cell Systems Division, until its acquisition by Thermo Fisher Scientific, Inc. Prior to joining Invitrogen Corporation (which later became Life Technologies), Mr. Barthelemy held a variety of operational and commercial roles with Biogen, Inc., including Vice President of Manufacturing. Before that, he held various technical positions at Merck & Co., Inc.’s manufacturing division. Mr. Barthelemy currently serves as an advisor to Warburg Pincus, a private equity firm, in addition to serving as a member of the boards of directors of the following publicly traded companies: Fluidigm Corporation, Repligen Corporation, and Twist Bioscience Corporation. He is also a Director for Biocare Medical, LLC, a private company. Mr. Barthelemy has an engineering degree from Ecole Superieure de Physique et Chimie Industrielles (ESPCI), France, as well as an M.S. in chemical engineering from the University of California, Berkeley. Our board of directors has concluded that Mr. Barthelemy possesses specific attributes that qualify him to serve as a member of our board of directors, including his financial and investment expertise and his extensive knowledge and experience in manufacturing, distributing and commercializing life science instruments, reagents and services as well as his knowledge of the bioprocessing space.
Keith L. Crandell has served as a member of our board of directors since June 2012. Since July 1994, Mr. Crandell has served as a managing director of ARCH Venture Partners, a venture capital firm focused on early-stage technology companies. He serves on the board of directors of Quanterix Corporation, a publicly-traded company focusing on digital biomarker detection for disease screening and therapeutics development and Twist Bioscience a publicly-traded company focused on silicon-based DNA writing platform with genomic tools to classify viral samples and genome engineering tools to build vaccines. He is also a director of several private companies and serves on the Entrepreneurship Advisory Board at the Polsky Center for Entrepreneurship, the University of Chicago Booth School of Business, the University of Chicago Pritzker School of Molecular Engineering Advisory Council, on the investment advisory board for the Partners Innovation Fund, a venture capital fund affiliated with Harvard Medical School Hospitals. Mr. Crandell has a B.S. degree in chemistry and mathematics from St. Lawrence University, an M.S. in chemistry from the University of Texas at Arlington, and an M.B.A. from the University of Chicago. Our board of directors has concluded that Mr. Crandell possesses specific attributes that qualify him to serve as a member of our board of directors, including his financial expertise and his substantial experience as an investor in emerging companies.
E. Kevin Hrusovsky has served as a member of our board of directors since September 2013 and Chairman of our board of directors since September 2020. Since June 2014, Mr. Hrusovsky has served as President and, since January 2015, as Chairman and Chief Executive Officer of Quanterix Corporation, a publicly traded company. Mr. Hrusovsky has also been the Founder and Chairman of Powering Precision Health Foundation since January 2014. Prior to joining Quanterix, Mr. Hrusovsky served as Senior Vice President of PerkinElmer, Inc., a publicly traded company that produces analytical instruments, genetic testing and diagnostic tools, medical imaging components, software, instruments and consumables for multiple end markets from February 2012 to May 2013 and served as President of the Life Sciences and Technology business unit of PerkinElmer, Inc. from November 2011 to May 2013. From May 2013 through September 2013, he served as a consultant to PerkinElmer. Previously, Mr. Hrusovsky served as Chief Executive Officer and President of Caliper Life Sciences, Inc., a life sciences company that developed and sold lab automation equipment, from July 2003 to November 2011 when it was acquired by PerkinElmer, Inc. Prior to that, he served as Chief Executive Officer and President of Zymark, a company that provided laboratory automation, robotics, and liquid handling solutions, and Director of International Business, Agricultural Chemical Division, and President of the Pharmaceutical Division for FMC Corporation, a publicly traded chemical manufacturing company. He also held several management positions at E.I. DuPont de Nemours, a publicly traded chemical manufacturing company. Mr. Hrusovsky serves on the board of directors of BioreclamationIVT, LLC.

Mr. Hrusovsky has a B.S. in mechanical engineering from Ohio State University and an M.B.A. from Ohio University. Mr. Hrusovsky is also the founder of Powering Precision Health, a non-profit global think tank composed of the industry’s top medical, research and financial experts. Our board of directors has concluded that Mr. Hrusovsky possesses specific attributes that qualify him to serve as a member of our board of directors, including his financial expertise, operational expertise and his substantial experience as a President and Chief Executive Officer.
Sharon Kedar has served as a member of our board of directors since April 2019. Ms. Kedar is the Co-Founder, Partner of Northpond Ventures, a science, medical and technology focused venture capital firm, where she has been a partner since its formation. Prior to founding Northpond, Ms. Kedar spent fifteen years at Sands Capital Management where she served as Chief Financial Officer and was active in all key functions of the company. Ms. Kedar serves on the boards of directors of several private companies, including Codex DNA, Inc., Emulate, Inc., Encodia, Inc., and IsoPlexis Corporation, Inc. Ms. Kedar is a CFA charter holder, has an M.B.A. from Harvard Business School and a B.A. in Economics from Rice University. Our board of directors has concluded that Ms. Kedar possesses specific attributes that qualify her to serve as a member of our board of directors, including her financial expertise and her substantial experience as an investor in emerging companies.
J. Michael Ramsey, Ph.D. has served as a member of our board of directors since February 2012 and is the company’s scientific founder. Dr. Ramsey is the Goldby Distinguished Professor of Chemistry with faculty positions in the departments of Biomedical Engineering and Applied Physical Sciences at the University of North Carolina, Chapel Hill and the director of the University of North Carolina Center for Biomedical Microtechnologies. Prior to UNC, he was a Group Leader and Corporate Research Fellow at Oak Ridge National Laboratory where he directed the Chemical Microtechnology and Laser Spectroscopy Group within the Division of Chemistry. Dr. Ramsey is the sole scientific founder of Caliper Technologies, later renamed Caliper Life Sciences, Inc. and acquired by PerkinElmer in 2011. Dr. Ramsey received a Ph.D. in Chemistry from Indiana University and a B.S. in Chemistry from Bowling Green State University. Our board of directors has concluded that Dr. Ramsey possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in developing life sciences companies and his expertise in micro- and nanofluidics, microscale biochemical separations, miniaturization of mass spectrometry, digital assays, and laser-based chemical detection.
Mark Spoto has served as a member of our board of directors since June 2012. Mr. Spoto is a Co-Founder and General Partner at Razor’s Edge Ventures, a multi-stage investment firm that invests in technology companies solving significant challenges in national security and high-growth commercial markets where he has been a partner since 2011. Prior to Razor’s Edge, Mr. Spoto was a partner at the national technology law firm of Cooley LLP. Mr. Spoto serves on the boards of directors of several private companies, including HawkEye 360, BlackSky and Ursa Space. Mr. Spoto holds a B.S. in Aerospace Engineering from Boston University and a J.D. from Georgetown University Law Center. Our board of directors has concluded that Mr. Spoto possesses specific attributes that qualify him to serve as a member of our board of directors, including his financial and investment expertise and his significant legal, managerial and corporate governance expertise.
Fenel M. Eloi has served as a member of our board of directors since February 2021. Mr. Eloi is a highly seasoned life science executive experienced in leading the transformation of small and mid-size companies to large operating global organizations. During his professional career, Mr. Eloi has scaled up operations, expanded businesses both organically and through strategic partnerships and completed a number of public and private financing transactions. He was most recently the Chief Financial Officer and then Chief Operating Officer of Cell Signaling Technology, Inc. from September 2005 to March 2018, a privately held life sciences company, where he oversaw significant growth of the business over a period of 12 years and provided leadership in the transformation of the company to a global operation. Prior to that, he was the Chief Operating Officer and Chief Financial Officer of Interleukin Genetics, Inc., a formerly Nasdaq-listed diagnostic company, for five years. Prior to Interleukin, he was Chief Financial Officer at LifeCell Corp and Genome Therapeutics Corp, both formerly Nasdaq-listed companies, for a combined period of 12 years. Mr. Eloi currently serves on the board of directors of MitoTherapeutix, a privately held drug development biotech company, where he serves as Chair of the Audit Committee, of CompleteCare IT, a privately held IT service company, of VIC Technology Venture

Development, and of the Museum of Science in Boston, and is a Managing Partner at P&M Capital Partners. Mr. Eloi previously served on the board of Cell Signaling Technology, Inc., a reagents company, and BioHelix Corporation, a diagnostics company. Mr. Eloi has an MBA from Anna Maria College and a BA in Business and Finance from Lee University. Our board of directors has concluded that Mr. Eloi possesses specific attributes that qualify him to serve as a member of our board of directors, including his financial and operational expertise and his extensive knowledge and experience as an executive scaling life science companies.
Jeffrey P. George has served as a member of our board of directors since February 2021. Mr. George has two decades of global healthcare and corporate leadership experience across North America, Europe, and emerging markets. Mr. George is the Managing Partner of Maytal Capital, a healthcare-focused private equity investment and advisory firm he founded in January 2017, and an Operating Partner at Revival Healthcare Capital since December 2018, a medical device-focused private equity firm. Between 2008 and 2016, Mr. George served on the Executive Committee of Novartis Group, first as CEO and Division Head of Germany-based Sandoz, Novartis’s $10 billion revenue generic pharmaceutical and biosimilar subsidiary. He was then CEO and Division Head of Texas- based Alcon, Novartis’s ~$10 billion revenue ophthalmology subsidiary. More recently, he served as CEO and Board Director of Performance Health, a global manufacturer and distributor to the physical therapy, rehab, and sports medicine markets. Earlier his career, Mr. George served as head of Emerging Markets at Novartis Pharmaceuticals, as Vice President and Head of Western & Eastern Europe for Novartis Vaccines, as a Senior Director of Strategic Planning & Business Development at Gap Inc., and as an Engagement Manager with McKinsey & Co. Jeff currently serves on the board of directors at Amneal Pharmaceuticals (NYSE: AMRX), a leading specialty and generic pharma company; Wishbone Medical, a global leader in pediatric orthopedic medical devices; and Dorian Therapeutics, a pre-clinical biotech firm in the cellular anti-senescence field. He also serves the boards of several leading non-profit organizations including Education Opens Doors, where he is Chairman, the North Texas Food Bank, and YPO of Dallas. Mr. George previously served on the board of Roam Analytics, an artificial intelligence healthcare software firm, and AdvaMed, the medical device industry association. Mr. George holds an MBA from Harvard Business School, a master’s degree from Johns Hopkins University’s School of Advanced International Studies, and a B.A. in international relations from Carleton College. Our board of directors has concluded that Mr. George possesses specific attributes that qualify him to serve as a member of our board of directors, including his commercial, operational and financial expertise, and his extensive knowledge and experience in healthcare and pharmaceutical companies in domestic, emerging and other international markets.
Our Board of Directors
Our business affairs are managed under the direction of our board of directors. Our board of directors currently consists of nine (9) directors, eight (8) of whom qualify as “independent” under the listing standards of the Nasdaq Stock Market LLC, or Nasdaq. In accordance with the terms of our Sixth Amended and Restated Certificate of Incorporation, or certificate of incorporation, and our Amended and Restated By-laws, or by-laws, our board of directors is divided into three classes — Class I, Class II and Class III, with members of each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.
Director Independence
Our board of directors has determined that all members of our board of directors, except Dr. Knopp, are independent directors, including for purposes of the rules of Nasdaq and the SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. The composition and functioning of our board of directors and each of our committees complies with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Staggered Board
In accordance with the terms of our certificate of incorporation and by-laws, our board of directors will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2021 for Class I directors, 2022 for Class II directors and 2023 for Class III directors. The members of the classes are currently divided as follows:
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the Class I directors are Fenel M. Eloi, Jeffrey P. George, Sharon Kedar and J. Michael Ramsey, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2021;

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the Class II directors are Nicolas Barthelemy, Kevin J. Knopp, Ph.D. and Mark Spoto, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

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the Class III directors are Keith L. Crandell and E. Kevin Hrusovsky, and their terms will expire at the annual meeting of stockholders to be held in 2023.

Our certificate of incorporation and by-laws provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.
Board Leadership Structure and Board’s Role in Risk Oversight
Currently, the role of chairman of the board is separated from the role of chief executive officer. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to, and independent oversight, of management. Our board of directors recognizes the time, effort, and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our by-laws and our corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.
Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” beginning on page 13. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.
The role of our board of directors in overseeing the management of our risks is conducted primarily through committees of our board of directors, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. The audit committee receives reports from management on at least a quarterly basis regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables our board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.
Committees of our Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors that satisfies the applicable standards of Nasdaq and the SEC. Each such committee reviews its respective charter at least annually. A current copy of the charter for each of the audit committee, compensation committee, and nominating and corporate governance committee is posted in the in the “Investors” section of our website at https://ir.908devices.com/. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.
Audit Committee
Fenel M. Eloi, Keith L. Crandell and Mark Spoto serve on the audit committee, which is chaired by Mr. Eloi. Mr. Spoto served as chair of the audit committee during fiscal 2020 and until February 23, 2021 when Mr. Eloi was appointed to the board of directors and as chair of the audit committee. Our board of directors has determined that each member of the audit committee is “independent” as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Eloi as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:
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appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the audit committee report required by SEC rules to be included in our annual proxy statement; and

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reviewing all related person transactions for potential conflict of interest situations and approving all such transactions.

Compensation Committee
Nicholas Barthelemy, Keith L. Crandell and Mark Spoto serve on the compensation committee, which is chaired by Nicholas Barthelemy. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:
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annually reviewing and approving the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

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evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) approving the cash compensation of our Chief

Executive Officer and (ii) approving grants and awards to our Chief Executive Officer under equity-based plans;
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reviewing and approving the cash compensation of our other executive officers;

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reviewing and establishing our overall management compensation, philosophy and policy;

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overseeing and administering our compensation and similar plans;

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evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

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reviewing and approving our policies and procedures for the grant of equity-based awards;

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reviewing and recommending to our board of directors the compensation of our directors;

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preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee
Keith L. Crandell, Kevin Hrusovsky and Mark Spoto serve on the nominating and corporate governance committee, which is chaired by Mark Spoto. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:
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developing and recommending to our board of directors criteria for board and committee membership;

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establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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reviewing the composition of our board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

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identifying individuals qualified to become members of our board of directors;

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recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

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developing and recommending to our board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

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overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.
Compensation Committee Interlocks and Insider Participation
During the fiscal year ended December 31, 2020, the members of our compensation committee included Mr. Barthelemy, Mr. Crandell, Mr. Hrusovsky and Mr. Spoto. No member of our compensation committee has at any time been one of our officers or employees or had any other relationship requiring disclosure herein. None of our executive officers currently serves, or in the past fiscal year has served, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Corporate Governance
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted in the “Investors” section of our website at https://ir.908devices.com/. We intend to disclose any amendment or waiver of a provision of our code that applies to our principal executive officer, principal financial officer, or persons performing similar functions, by posting such information in the “Investors” section of our website at https://ir.908devices.com/ and/or in our public filings with the SEC.

EXECUTIVE COMPENSATION
The following is a discussion of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.
The compensation provided to our NEOs for the year ended December 31, 2020 is detailed in the 2020 Summary Compensation Table and the accompanying footnotes and narrative that follow.
Our NEOs for the year ended December 31, 2020, which consist of our Chief Executive Officer and our two most highly-compensation executive officers other than our Chief Executive Officer, are as follows:
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Kevin J. Knopp, Ph.D., our President and Chief Executive Officer;

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John Kenneweg, our Vice President, Government; and

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Michael S. Turner, our Vice President, General Counsel and Secretary.

2020 Summary Compensation Table
The following table shows the total compensation awarded to, earned by, or paid to our NEOs for services rendered to us in all capacities during the year ended December 31, 2020.
Name and principal position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Kevin J. Knopp, Ph.D.	2020	284,431	218,794	87,082	238	590,545
President and Chief Executive Officer	2019	287,481	92,219	64,622	238	444,560
John Kenneweg	2020	205,974	65,638	300,878	—	572,490
Vice President, Government	2019	209,879	51,233	112,000	—	373,112
Michael S. Turner(4)	2020	81,732	544,522	16,104	—	642,358
Vice President, General Counsel and Secretary

(1)
The amounts shown reflect the grant date fair value of option awards granted during fiscal 2020. The grant date fair value was computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. See Note 11 to the financial statements in our 2020 Annual Report on Form 10-K filed with the SEC on March 31, 2021 regarding assumptions we made in determining the fair value of option awards.

(2)
For Dr. Knopp, the amounts shown represent cash bonuses earned under our annual performance-based bonus plan for the year ended December 31, 2019 and paid in 2020, and the year ended December 31, 2020 and paid in 2021. For Mr. Turner, the amount shown represent a cash bonus earned under our annual performance-based bonus plan for the year ended December 31, 2020 and paid in 2021, which was pro-rated based on Mr. Turner’s start date with the Company. For Mr. Kenneweg, the amounts shown represent cash bonuses earned under our annual performance-based bonus plan for the year ended December 31, 2019 and paid in 2020, and the year ended December 31, 2020 and paid in 2021, plus commissions earned during the years ended December 31, 2019 and 2020. For more information on these bonuses and commissions, see the descriptions under “—Annual Performance Bonuses and Commissions” below.

(3)
These amounts represent premiums paid by the Company during 2019 and 2020 with respect to individual term life insurance policies where the insurance proceeds would be paid to the beneficiary of the executive upon his death.

(4)
Mr. Turner commenced employment with the Company on November 2, 2020.

Narrative Disclosure to Summary Compensation Table
Our compensation committee reviews compensation annually for the chief executive officer, executive officers and key senior management. In setting executive base salaries and performance bonuses and commissions, and granting long-term equity incentive awards, the compensation committee considers compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to the Company. We target a general competitive position, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, bonus or commissions, and long-term incentives.
Our compensation committee is responsible for determining the compensation for our chief executive officer, executive officers and key senior management. Our compensation committee typically reviews and discusses management’s proposed compensation with our chief executive officer for all executive officers and key senior management other than the chief executive officer. Based on those discussions and its discretion, taking into account the factors noted above, the compensation committee then sets the compensation for the chief executive officer, executive officers and key senior management without members of management present.
Our compensation committee has the authority to engage the services of a consulting firm or other outside advisor to assist it in designing our executive compensation programs and in making compensation decisions. In 2020, the compensation committee retained the services of Pay Governance as its external compensation consultant to advise on executive compensation matters including our overall compensation program design, peer group development and updates, and collecting market data to inform our compensation programs for our executives and members of our board of directors. Pay Governance reports directly to our compensation committee. Our compensation committee has assessed the independence of Pay Governance consistent with Nasdaq listing standards and has concluded that the engagement of Pay Governance does not raise any conflict of interest.
2020 Salaries
Each NEO’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our compensation committee taking into account each individual’s role, responsibilities, skills, and experience. Base salaries for our named executive officers are reviewed annually by our compensation committee, typically in connection with our annual performance review process, and adjusted from time to time, to realign salaries with market levels after taking into account individual responsibilities, performance, and experience.
The fiscal 2020 base salary of each named executive officer, both for the period prior to our IPO and the period following our IPO, were as follows: (i) Dr. Knopp’s base salary was $297,413 prior to, and $400,000 after, the IPO; (ii) Mr. Kenneweg’s base salary was $216,000 prior to, and $250,000 after, the IPO, and (iii) Mr. Turner was paid $225 per hour prior to, and $275,000 annually after, the IPO.
Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.
Annual Performance Bonuses and Commissions
Annual performance bonus awards are determined based on the achievement of certain predetermined annual corporate and individual performance milestones. When determining the individual component of our annual incentive awards, the compensation committee considers each executive’s personal impact on the Company’s strategic achievements and other key performance indicators.
For fiscal 2020, the target annual bonus for Dr. Knopp was equal to 30% of his annual base salary, for Mr. Kenneweg was equal to 15% of his annual base salary, and for Mr. Turner was equal to 40% of his annual base salary (pro-rated for the number of days of employment during the period). For fiscal 2020, 80% of the target bonus was tied to the achievement of corporate milestones, of which 80% related to market level revenue targets and 20% related to cash management, and 20% of the target bonus was tied to achievement of individual performance milestones. Following review and determinations of corporate and individual performance for 2020, the compensation committee determined that: (i) Dr. Knopp’s annual bonus was earned at 97.6% of his target bonus, (ii) Mr. Kenneweg’s annual bonus was earned at 98.4% of his target bonus, and (iii) Mr. Turner’s annual bonus was earned at 97.6% of his target bonus.
In addition, for fiscal 2020, Mr. Kenneweg was eligible to earn commissions based on achievement of certain performance metrics. For 2020, the total target commission was established as $217,600, with such amount tied to revenue. The commissions targets were proposed by our chief executive officer and approved by our compensation committee. Based upon performance in 2020, Mr. Kenneweg earned $268,996, or 123.7% of the target commissions for 2020.
Equity-Based Compensation
Although we did not have a formal policy with respect to the grant of equity incentive awards to our executive officers prior to our IPO, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically review the equity incentive compensation of our named executive officers and grants equity incentive awards to them from time to time.
In September 2020, we granted each of Dr. Knopp and Mr. Kenneweg an option to purchase 122,918 and 36,875 shares of our common stock, respectively, each with an exercise price per share equal to the fair market value of our common stock on the date of grant. In November 2020, upon the commencement of his employment with 908 Devices, we granted Mr. Turner an option to purchase 122,917 shares of our common stock, with an exercise price per share equal to the fair market value of our common stock on the date of grant. The awards vest and become exercisable as to 1/48th of the shares on each monthly anniversary of the grant date, subject to the applicable holder’s continued service to the Company through the applicable vesting date.
Other Elements of Compensation
Retirement Savings and Health and Welfare Benefits
We currently maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies. We do not currently have an employer match.
All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, and life and AD&D insurance.
Perquisites and other personal benefits
We may provide limited perquisites to our named executive officers when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees. In 2020, we did not provide our named executive officers with any perquisites that were not provided to all employees generally other than term life insurance premiums for Dr. Knopp. The amount of such life insurance premiums for fiscal 2020 is reported under the “All Other Compensation” column in the “2020 Summary Compensation Table” above.

Outstanding Equity Awards at 2020 Year End
The following table sets forth information regarding outstanding equity awards held by our NEOs as of December 31, 2020.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Kevin J. Knopp, Ph.D.	120,357(2)	2,561(2)	1.75	1/1/2027
	53,015(3)	57,611(3)	1.58	1/21/2029
	7,682(4)	115,236(4)	3.24	9/21/2030
John Kenneweg	153,033	—	0.35	4/18/2023
	12,291	—	0.93	1/16/2025
	27,656	—	0.96	12/2/2026
	29,451(3)	32,008(3)	1.58	1/21/2029
	2,307(5)	34,568(5)	3.24	9/14/2030
Michael S. Turner	2,562(6)	120,355(6)	7.91	11/3/2030

(1)
Each of the outstanding equity awards in the table above was granted pursuant to our 2012 Stock Option and Grant Plan, as amended, or the 2012 Plan.

(2)
Represents an option to purchase shares of our common stock granted on June 22, 2017. The shares underlying this option vest, as follows: 1/48th of the shares vest on each monthly anniversary of January 1, 2017, subject to the applicable holder’s continued service to our company through the applicable vesting date.

(3)
Represents an option to purchase shares of our common stock granted on January 21, 2019. The shares underlying this option vest, as follows: 1/48th of the shares on each monthly anniversary of January 21, 2019, subject to the applicable holder’s continued service to our company through the applicable vesting date.

(4)
Represents an option to purchase shares of our common stock granted on September 21, 2020. The shares underlying this option vest, as follows: 1/48th of the shares on each monthly anniversary of September 11, 2020, subject to the applicable holder’s continued service to our company through the applicable vesting date.

(5)
Represents an option to purchase shares of our common stock granted on September 14, 2020. The shares underlying this option vest, as follows: 1/48th of the shares on each monthly anniversary of September 11, 2020, subject to the applicable holder’s continued service to our company through the applicable vesting date.

(6)
Represents an option to purchase shares of our common stock granted on November 3, 2020. The shares underlying this option vest, as follows: 1/48th of the shares on each monthly anniversary of November 2, 2020, subject to the applicable holder’s continued service to our company through the applicable vesting date.

Executive Compensation Arrangements
We initially entered into an offer letter with each of the named executive officers in connection with his employment with us, which set forth the terms and conditions of his employment, including base salary, target annual bonus opportunity, initial equity awards and standard employee benefit plan participation. Upon the closing of our IPO in December 2020, we entered into employment agreements with each of the named executive officers that replaced the offer letters and provide for specified payments and benefits in connection with a termination of employment in certain circumstances. Our goal in providing these severance and change in control payments and benefits is to offer sufficient cash continuity protection such that the named executive officers will focus their full time and attention on the requirements of the business rather than the potential implications of a qualifying employment termination or change in control for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officers’ employment terminates. We have also determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment in certain circumstances are appropriate because they encourage our named executive officers to stay focused on the business in those circumstances, rather than focusing on the potential implications of the termination of employment for them personally. The employment agreements with our named executive officers will require the named executive officers to execute a separation agreement containing a general release of claims in favor of us to receive any severance payments and benefits. The material terms of the employment agreements with our named executive officers are summarized below.
Kevin J. Knopp, Ph.D.
Under the employment agreement with Dr. Knopp, or the Knopp Employment Agreement, Dr. Knopp serves as our President and Chief Executive Officer on an at-will basis. Dr. Knopp’s base salary is $400,000, which is subject to periodic review, and he is eligible to earn an annual bonus with a target amount equal to 100% of his base salary. Dr. Knopp is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.
Pursuant to the Knopp Employment Agreement, in the event that Dr. Knopp’s employment is terminated by us without “cause” or Dr. Knopp resigns for “good reason” (as each term is defined in the Knopp Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive base salary continuation for 12 months following termination, (ii) subject to Dr. Knopp’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the monthly employer contribution that we would have paid to provide health insurance to Dr. Knopp had he remained employed with us until the earliest of (A) 12 months following termination, (B) Dr. Knopp’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Knopp’s COBRA health continuation period, (iii) he will be entitled to receive a prorated portion of the annual bonus earned for the year in which the date of termination occurs; and (iv) if the date of termination occurs after the last day of the year to which a bonus applies but before we pay such bonus, and Dr. Knopp has otherwise earned such bonus under the Employment Agreement, we shall pay him such bonus in a lump sum when we determine and pay bonuses to senior executives for the applicable year, or the Knopp Prior Year Bonus.
In lieu of the payments and benefits described in the preceding paragraph, in the event that Dr. Knopp’s employment is terminated by us without cause or Dr. Knopp resigns for good reason, in either case within 12 months following a “change in control” (as defined in the Knopp Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to one times the sum of (A) Dr. Knopp’s then-current annual base salary (or Dr. Knopp’s annual base salary in effect immediately prior to the change in control, if higher) plus (B) Dr. Knopp’s average annual cash bonuses and commission payments earned for the three full calendar years immediately preceding the date of termination, (ii) subject to Dr. Knopp’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the monthly employer contribution that we would have paid to provide health insurance to Dr. Knopp had he remained employed with us until the earliest of (A) 12 months following termination, (B) Dr. Knopp’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Dr. Knopp’s COBRA health continuation period, (iii) he will be entitled to receive a prorated portion of the annual bonus earned for the year in which the date of termination occurs; (iv) he will be entitled to receive the Knopp Prior Year Bonus and (v) he will be entitled to accelerated vesting of 100% of all stock options and other stock-based awards held by him that are subject solely to time-based vesting.
John Kenneweg
Under the employment agreement with Mr. Kenneweg, or the Kenneweg Employment Agreement, Mr. Kenneweg serves as our Vice President, Government on an at-will basis. Mr. Kenneweg’s base salary is $250,000, which is subject to periodic review, and he is eligible to earn an annual bonus with a target amount equal to 15% of his base salary and annual commissions with a target amount equal to $200,000. Mr. Kenneweg is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.
Pursuant to the Kenneweg Employment Agreement, in the event that Mr. Kenneweg’s employment is terminated by us without “cause” or Mr. Kenneweg resigns for “good reason” (as each term is defined in the Kenneweg Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive base salary continuation for six months following termination, (ii) subject to Mr. Kenneweg’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the monthly employer contribution that we would have paid to provide health insurance to Mr. Kenneweg had he remained employed with us until the earliest of (A) six months following termination, (B) Mr. Kenneweg’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Mr. Kenneweg’s COBRA health continuation period, (iii) he will be entitled to receive a prorated portion of the annual bonus earned for the year in which the date of termination occurs and (iv) if the date of termination occurs after the last day of the year to which a bonus applies but before we pay such bonus, and Mr. Kenneweg, has otherwise earned such bonus under the Employment Agreement, we shall pay him such bonus in a lump sum when we determine and pay bonuses to senior executives for the applicable year, or the Kenneweg Prior Year Bonus.
In lieu of the payments and benefits described in the preceding paragraph, in the event that Mr. Kenneweg’s employment is terminated by us without cause or Mr. Kenneweg resigns for good reason, in either case within 12 months following a “change in control” (as defined in the Kenneweg Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to one times the sum of (A) Mr. Kenneweg’s then-current annual base salary (or Mr. Kenneweg’s annual base salary in effect immediately prior to the change in control, if higher) plus (B) Mr. Kenneweg’s average annual cash bonuses and commission payments earned for the three full calendar years immediately preceding the date of termination, (ii) subject to Mr. Kenneweg’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the monthly employer contribution that we would have paid to provide health insurance to Mr. Kenneweg had he remained employed with us until the earliest of (A) 12 months following termination, (B) Mr. Kenneweg’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Mr. Kenneweg’s COBRA health continuation period, (iii) he will be entitled to receive a prorated portion of the annual bonus earned for the year in which the date of termination occurs (iv) he will be entitled to receive the Kenneweg Prior Year Bonus and (v) he will be entitled to accelerated vesting of 100% of all stock options and other stock-based awards held by him that are subject solely to time-based vesting.
Michael S. Turner
Under the employment agreement with Mr. Turner, or the Turner Employment Agreement, Mr. Turner serves as our Vice President, General Counsel and Secretary on an at-will basis. Mr. Turner’s base salary is $275,000, which is subject to periodic review, and he is eligible to earn an annual bonus with a target amount equal to 40% of his base salary. Mr. Turner is also eligible to participate in the employee benefit plans available to our employees, subject to the terms of those plans.
Pursuant to the Turner Employment Agreement, in the event that Mr. Turner’s employment is terminated by us without “cause” or Mr. Turner resigns for “good reason” (as each term is defined in the Turner Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive base salary continuation for six months following termination, (ii) subject to Mr. Turner’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the monthly employer contribution that we would have paid to provide health insurance to Mr. Turner had he remained employed with us until the earliest of (A) six months following termination, (B) Mr. Turner’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Mr. Turner’s COBRA health continuation period, (iii) he will be entitled to receive a prorated portion of the annual bonus earned for the year in which the date of termination occurs and (iv) if the date of termination occurs after the last day of the year to which a bonus applies but before we pay such bonus, and Mr. Turner, has otherwise earned such bonus under the Employment Agreement, we shall pay him such bonus in a lump sum when we determine and pay bonuses to senior executives for the applicable year, or the Turner Prior Year Bonus.
In lieu of the payments and benefits described in the preceding paragraph, in the event that Mr. Turner’s employment is terminated by us without cause or Mr. Turner resigns for good reason, in either case within 12 months following a “change in control” (as defined in the Turner Employment Agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in our favor, (i) he will be entitled to receive a lump sum in cash equal to one times the sum of (A) Mr. Turner’s then-current annual base salary (or Mr. Turner’s annual base salary in effect immediately prior to the change in control, if higher) plus (B) Mr. Turner’s average annual cash bonuses and commission payments earned for the three full calendar years immediately preceding the date of termination, (ii) subject to Mr. Turner’s copayment of premium amounts at the applicable active employees’ rate and proper election to continue COBRA health coverage, we will cover the monthly employer contribution that we would have paid to provide health insurance to Mr. Turner had he remained employed with us until the earliest of (A) 12 months following termination, (B) Mr. Turner’s eligibility for group medical plan benefits under any other employer’s group medical plan or (C) the end of Mr. Turner’s COBRA health continuation period, (iii) he will be entitled to receive a prorated portion of the annual bonus earned for the year in which the date of termination occurs (iv) he will be entitled to receive the Turner Prior Year Bonus and (v) he will be entitled to accelerated vesting of 100% of all stock options and other stock-based awards held by him that are subject solely to time-based vestingg.
Parachute Payments Under Section 280G of the Code
The payments and benefits provided to the NEOs in connection with a change in control may not be eligible for a federal income tax deduction for the company pursuant to Section 280G of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and may subject the NEOs to an excise tax under Section 4999 of the Code. Under the employment agreements with the NEOs, if the payments or benefits payable to an NEOs in connection with a change in control would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the such NEO.
Restrictive Covenants Agreements
Each of our NEOs is signing an agreement containing confidential information, invention assignment, nonsolicitation and noncompetition protections.
Employee Benefit and Equity Compensation Plans
2012 Stock Option and Grant Plan
Our 2012 Plan was adopted by our board of directors and approved by our stockholders on June 12, 2012, and was most recently amended in September 2020. Under the 2012 Plan, we had reserved for issuance an aggregate of 3,761,109 shares of our common stock. The number of shares of common stock reserved for issuance was subject to adjustment in the event of any merger, consolidation, sale of all or substantially all of our assets, reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar transaction.
The shares of common stock underlying awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) and shares of common stock that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding were added back to the shares of common stock available for issuance under the 2012 Plan. Following the IPO, such shares are now added to the shares of common stock available for issuance under the 2020 Plan.
Our board of directors has acted as administrator of the 2012 Plan. The administrator had full power to select, from among the individuals eligible for awards, the individuals to whom awards were granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2012 Plan. Persons eligible to participate in the 2012 Plan were full or part-time employees, officers and directors of, and consultants to, our company as selected from time to time by the administrator in its discretion.
The 2012 Plan permits the granting of  (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and (2) options that do not so qualify. The per share exercise price of each option is determined by our board of directors but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by our board of directors but may not exceed 10 years from the date of grant. Our board of directors determines at what time or times each option may be exercised. In addition, the 2012 Plan permits the granting of restricted shares of common stock and unrestricted shares of common stock. Our board of directors may award restricted shares of common stock to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
The 2012 Plan provides that upon the occurrence of a “sale event,” as defined in the 2012 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2012 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event within a specified period of time prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount per share equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options. In the event of, and subject to the consummation of, a sale event, restricted stock (other than shares of restricted stock that become vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. In the event that shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock shall be repurchased at a price per share equal to the lower of the original per share purchase price of such shares or the current fair market value of such shares determined immediately prior to the sale event. We have the right to provide for cash payment to holders of restricted stock in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.
Additionally, the 2012 Plan provides for certain drag along rights pursuant to which grantees may be obligated, on the request of the company or the accepting requisite holder, to sell, transfer and deliver, or cause to be sold, transferred and delivered, to a buyer, their shares in the event the Company or the accepting requisite holder determines to enter into a sale event with a buyer.
The board of directors may amend or discontinue the 2012 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The administrator of the 2012 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2012 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.
The 2012 Plan will automatically terminate upon the earlier of 10 years from the date on which the 2012 Plan was initially adopted by our board of directors or 10 years from the date the 2012 Plan was initially approved by our stockholders. As of December 31, 2020, options to purchase 3,348,058 shares of common stock were outstanding under the 2012 Plan. Our board of directors has determined not to make any further awards under the 2012 Plan following the closing of the IPO.
2020 Stock Option and Incentive Plan
Our 2020 Plan was adopted by our board of directors on November 23, 2020, approved by our stockholders on December 11, 2020 and became effective on December 17, 2020 in connection with our IPO. The 2020 Plan replaced the 2012 Plan as our board of directors has determined not to make additional awards under the 2012 Plan following the closing of our IPO. However, the 2012 Plan will continue to govern outstanding equity awards granted thereunder. The 2020 Plan allows us to make equity-based and cash-based incentive awards to our officers, employees, directors and consultants.
Authorized Shares.   We initially reserved 1,843,771 shares of our common stock for the issuance of awards under the 2020 Plan, or the Initial Limit. The 2020 Plan provides that the number of shares reserved and available for issuance under the 2020 Plan will automatically increase on January 1, 2022 and each January 1 thereafter, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, or the Annual Increase. These limits are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2020 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards under the 2020 Plan and the 2012 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares of common stock available for issuance under the 2020 Plan.
Incentive Stock Option Limit.   The maximum number of shares of common stock that may be issued in the form of incentive stock options shall not exceed the Initial Limit, cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 2,000,000 shares of common stock.
Plan Administration.   The 2020 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and the number of shares subject to such awards, to make any combination of awards to participants, to accelerate at any time the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2020 Plan.
Eligibility.   Persons eligible to participate in the 2020 Plan are full or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.
Stock Options.   The 2020 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Stock Appreciation Rights.   Our compensation committee may award stock appreciation rights under the 2020 Plan subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price of each stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Restricted Stock Awards, Restricted Stock Units, and Unrestricted Stock Awards.   Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2020 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights.   Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.
Cash-Based Awards.   Our compensation committee may grant cash bonuses under the 2020 Plan to participants, subject to the achievement of certain performance goals.
Sale Event.   The 2020 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2020 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2020 Plan. To the extent that awards granted under the 2020 Plan are not assumed or continued or substituted for by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2020 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.
Amendment and Termination.   Our board of directors may amend or discontinue the 2020 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2020 Plan require the approval of our stockholders. The administrator of the 2020 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards though cancellation and re-grants without stockholder consent. No awards may be granted under the 2020 Plan after the date that is 10 years from the effective date of the 2020 Plan. As of December 31, 2020, options to purchase 57,640 shares of common stock were outstanding under the 2020 Plan.
2020 Employee Stock Purchase Plan
Our 2020 Employee Stock Purchase Plan, or the ESPP, was adopted by our board of directors on November 23, 2020, approved by our stockholders on December 11, 2020 and became effective on December 17, 2020 in connection with our IPO. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of 288,857 shares of our common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2022 and each January 1 thereafter through January 1, 2030, by the least of  (i) 307,295 shares of our common stock, (ii) 1% of the outstanding number of shares of common stock on the immediately preceding December 31, or (iii) such lesser number of shares of common stock as determined by the administrator of the ESPP. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
All employees are eligible to participate in the ESPP. However, any employee who owns 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to purchase shares of common stock under the ESPP.
We may make one or more offerings each year to our employees to purchase shares under the ESPP. Offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 business days before the applicable offering date.

Each employee who is a participant in the ESPP may purchase shares of our common stock by authorizing payroll deductions of up to 15% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the shares of our common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more $25,000 worth of common stock (or such other lesser maximum number of shares as may be established by the administrator) may be purchased by any one employee during any offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our common stock, valued at the start of the purchase period, under the ESPP in any calendar year.
The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock authorized under the ESPP and certain other amendments require the approval of our stockholders.
Senior Executive Cash Incentive Bonus Plan
On November 23, 2020 our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for annual cash bonus payments based upon the attainment of our company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.
Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow), revenue, corporate revenue, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, acquisitions or strategic transactions, including collaborations, joint ventures or promotion arrangements, operating income (loss), return on capital assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense efficiency, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, bookings, new bookings or renewals, sales or market shares, number of customers, number of new customers or customer references, operating income, and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.
Our compensation committee may select executive officers to participate in the Bonus Plan. Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period, but no later than 74 days after the end of the year in which such performance period ends. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

NON-EMPLOYEE DIRECTOR COMPENSATION
The table below presents the total compensation for each person who served as a non-employee director during fiscal year ended December 31, 2020.
Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020. We reimburse members of our board of directors for reasonable travel expenses. Directors who also serve as employees receive no additional compensation for their service as directors. During fiscal year 2020, Dr. Knopp, our President and Chief Executive Officer, was a member of our board of directors, as well as an employee, and received no additional compensation for his services as a director. See the section titled “Executive Compensation” for more information about Dr. Knopp’s compensation for fiscal year 2020.
	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)(4)	Total ($)
Nicolas Barthelemy	1,899	291,728	293,627
Keith L. Crandell	2,205	263,703	265,908
E. Kevin Hrusovsky	2,589	218,794	221,383
Sharon Kedar(5)	—	—	—
J. Michael Ramsey, Ph.D.(6)	61,438	263,703	325,141
Mark Spoto	2,742	263,703	266,445

(1)
Amounts represent cash compensation earned during fiscal 2020 for services rendered by each member of the board of directors. Annual retainer fees were prorated in fiscal 2020, as they did not commence until the completion of our IPO in December 2020.

(2)
Amounts shown reflect the grant date fair value of option awards granted during fiscal 2020. The grant date fair value was computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, disregarding the effect of estimated forfeitures related to service-based vesting. See Note 11 to the financial statements in our 2020 Annual Report on Form 10-K filed with the SEC on March 31, 2021 regarding assumptions we made in determining the fair value of option awards.

(3)
During fiscal 2020, the following options were granted to non-employee directors: (i) an option to purchase 24,583 shares of our common stock to Mr. Barthelemy on June 16, 2020; (ii) an option to purchase 122,918 shares of our common stock to Mr. Hrusovsky on September 21, 2020; and (iii) an option to purchase 14,410 shares of our common stock to Messrs. Barthelemy, Crandell, Ramsey and Spoto on December 17, 2020 in according with the non-employee director compensation policy adopted in connection with the IPO. Mr. Hrusovsky waived the December grant in light if his recent grant in September.

(4)
As of December 31, 2020, non-employee directors held the following outstanding options: (i) Mr. Barthelemy held options to purchase 88,160 shares of our common stock; (ii) Mr. Crandell held options to purchase 14,410 shares of our common stock; (iii) Mr. Hrusovsky held options to purchase 248,101 shares of our common stock; (iv) Dr. Ramsey held options to purchase 60,504 shares of our common stock; and (v) Mr. Spoto held options to purchase 14,410 shares of our common stock.

(5)
Ms. Kedar, who is a partner at Northpond Ventures, LP, a significant shareholder, has agreed to waive her director compensation with respect to her service as a non-employee director.

(6)
Dr. Ramsey is party to an independent contractor agreement with us, pursuant to which Dr. Ramsey receives $5,000 per month as compensation for services provided to us, including one full day a week of consulting services, serving on our board of directors and serving as the chair of our scientific advisory board.

Non-Employee Director Compensation Policy
In connection with our IPO in December 2020, our board of directors adopted a formal Non-Employee Director Compensation Policy, which was amended in February 2021. The policy is designed to ensure that the compensation of non-employee directors aligns the directors’ interests with the long-term interests of the stockholders, that the structure of the compensation is simple, transparent and easy for stockholders to understand and that our directors are fairly compensated. This policy is also intended to provide a total compensation package that enables us to attract and retain, on a long-term basis, high-caliber individuals to serve as directors. Employee directors do not receive additional compensation for their services as directors.
Under the policy, we pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chair of the board, and the chair of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on our board of directors. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:
	Member Annual Fee	Chairman Annual Fee
Board of Directors	$37,500	$25,000*
Audit Committee	9,000	18,000
Compensation Committee	6,000	12,000
Nominating and Corporate Governance Committee	5,000	10,000

*
The annual fee for service as Chairman of the board of directors is in addition to the annual fee for service on the board of directors.

In addition, we granted an option to purchase 14,410 shares to each of Messrs. Barthelemy, Crandell and Spoto and Dr. Ramsey on December 17, 2020 in accordance with the Non-Employee Director Compensation Policy then in effect. Under the policy then in effect, upon the effectiveness of the registration statement for the Company’s IPO, non-employee directors other than Ms. Kedar and Mr. Hrusovsky were granted an initial, one-time stock option award to purchase a number of shares equal to 0.055% of the number of shares of the Company’s common stock outstanding on the grant date. After consultation with our external compensation consultants, Pay Governance, and benchmarking against peers, the Non-Employee Director Compensation Policy was amended in February 2021, and initial and annual equity grants are now tied to a target value rather than a percentage of shares outstanding.
Under the Non-Employee Director Compensation Policy, as amended in February 2021, upon initial election or appointment to the board of directors, new non-employee directors receive an initial, one-time equity award representing $175,000 of value on the grant date, with 50% of the value allocated to restricted stock units, or RSUs, and 50% of the value allocated to non-qualified stock option awards, or NQSOs. The number of RSUs issued is calculated by dividing $87,500 by the closing market price on the Nasdaq Global Market of a share of the Company’s common stock on the effective date of grant, and rounding up to the next whole number of shares. The number of shares subject to NQSOs granted is calculated by dividing $87,500 by the fair value calculated under FASB ASC Topic 718 (i.e., Black-Scholes Value) of an option to purchase a share of the Company’s common stock on the effective date of grant, and rounding up to the next whole number of shares. The NQSOs subject to the initial award expire ten (10) years from the date of grant and the exercise price per share of such NQSOs is the closing market price on the Nasdaq Global Market of a share of the Company’s common stock on the effective date of grant. The RSUs vest annually over three (3) years from the director commencement date, with pro rata vesting upon termination of service for any reason, and the NQSOs vest monthly over three (3) years from the director commencement date.

Under the Non-Employee Director Compensation Policy, as amended in February 2021, on or about the date of each annual meeting of stockholders, each continuing non-employee director, other than a director who joined the board of directors and received an initial award within 90 days of such annual meeting, receives an annual equity award representing $115,000 of value on the grant date, with 50% of the value allocated to RSUs, and 50% of the value allocated to NQSOs. The number of RSUs issued is calculated by dividing $57,500 by the closing market price on the Nasdaq Global Market of a share of the Company’s common stock on the effective date of grant, and rounding up to the next whole number of shares. The number of shares subject to NQSOs granted is calculated by dividing $57,500 by the fair value calculated under FASB ASC Topic 718 (i.e., Black-Scholes Value) of an option to purchase a share of the Company’s common stock on the effective date of grant, and rounding up to the next whole number of shares. The NQSOs subject to the annual award expire ten (10) years from the date of grant and the exercise price per share of such NQSOs is the closing market price on the Nasdaq Global Market of a share of the Company’s common stock on the effective date of grant. The RSUs vest in full at the one (1) year anniversary of the annual meeting, or the day prior to the next annual meeting, whichever is first to occur, with pro rata vesting upon termination of service for any reason, and the NQSOs vest monthly over one (1) year from the date of the annual meetin.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than the compensation agreements and other arrangements described under “Executive compensation” and “Director compensation” in this prospectus and the transactions described below, since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Equity Financings
Participation in our Initial Public Offering
Our existing stockholders, including certain executive officers, directors, and affiliates of our directors, purchased an aggregate of approximately 475,000 shares of our common stock in our initial public offering, or IPO, at the IPO price. The following table sets forth the number of shares of our common stock purchased by executive officers, directors, 5% stockholders and their affiliates, and the aggregate purchase price paid for such shares.
Name	Shares of Common Stock Purchased	Aggregate Cash Purchase Price
ARCH Venture Fund VII, L.P.(1)	300,000	$6,000,000
Northpond Ventures, LP.(2)	100,000	2,000,000
E. Kevin Hrusovsky	50,000	1,000,000
Nicolas Barthelemy	14,000	280,000
Mark Spoto	1,000	20,000
Trent Basarsky, Ph.D.	5,000	100,000
Michael S. Turner	5,000	100,000
Total	475,000	$9,500,000

(1)
The securities are owned directly by ARCH Venture Fund VII, L.P., or ARCH Fund VII. The sole general partner of ARCH Fund VII is ARCH Venture Partners VII, L.P., or ARCH Partners VII, which may be deemed to be the beneficial owner of the securities held by ARCH Fund VII. The sole general partner of ARCH Partners VII is ARCH Venture Partners VII, LLC, or ARCH VII LLC, which may be deemed to be the beneficial owner of the securities held by ARCH Fund VII. Keith L. Crandell, one of our directors, is a managing director of ARCH VII LLC, and may be deemed to beneficially own the securities held by ARCH Fund VII. Mr. Crandell disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(2)
These securities are owned directly by Northpond Ventures, LP. Sharon Kedar, one of our directors, is a partner of Northpond Ventures, LP and may be deemed to be the beneficial owner of the securities held by Northpond Ventures, LP. Ms. Kedar disclaims beneficial ownership of the securities held by Northpond Ventures, LP except to the extent of her pecuniary interest therein.

Series E Preferred Stock Financing
On April 12, 2019, we sold an aggregate of 2,169,563 shares of our Series E preferred stock at a purchase price of  $6.29 per share, and on April 29, 2019, we sold an aggregate of 612,631 shares of our Series E preferred stock, for an aggregate purchase price of approximately $17.5 million, pursuant to our Series E preferred stock financing. The following table summarizes purchases of our Series E preferred stock by our directors, holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series E preferred stock.

Stockholder	Shares of Series E Preferred Stock	Total Purchase Price
Northpond Ventures, LP(1)	1,589,826	$10,000,005
The Barthelemy 2001 Trust(2)	31,796	199,996
ARCH Venture Fund VII, L.P.(3)	293,818	1,848,115
SAEV Guernsey Holdings Limited(4)	74,448	468,277
Yodabyte Investments, LLC(5)	96,979	609,998

(1)
Sharon Kedar, a member of our board of directors, is a partner at Northpond Ventures. Ms. Kedar has agreed to waive her director compensation with respect to her service as a non-employee director.

(2)
Nicolas Barthelemy, a member of our board of directors, is a beneficiary of the Barthelemy 2001 Trust.

(3)
Keith Crandell, a member of our board of directors, is a partner at ARCH Venture Fund.

(4)
Cory Steffek, a former member of our board of directors, was a Managing Director of SAEV Guernsey Holdings Limited.

(5)
Mark Spoto, a member of our board of directors, is a Managing Member of Razor’s Edge Fund, LP (“Razor’s Edge”), which is an affiliate of Yodabyte Investments, LLC, in which Mr. Spoto is also a Managing Director.

Series D Preferred Stock Financing
On September 7, 2018, we sold an aggregate of 709,835 shares of our Series D preferred stock at a purchase price of $5.6351 per share, for an aggregate purchase price of approximately $4 million. The following table summarizes purchases of our Series D preferred stock by our directors, holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series D preferred stock in excess of $120,000.
Stockholder	Shares of Series E Preferred Stock	Total Purchase Price
ARCH Venture Fund VII, L.P.(1)	355,229	2,001,751
SAEV Guernsey Holdings Limited(2)	81,978	461,954
RE Sidecar 4, LLC(3)	150,840	849,998

(1)
Keith Crandell, a member of our board of directors, is a partner at ARCH Venture Fund.

(2)
Cory Steffek, a former member of our board of directors, was a Managing Director of SAEV Guernsey Holdings Limited.

(3)
Mark Spoto, a member of our board of directors, is a Managing Member of Razor’s Edge Fund LP (“Razor’s Edge”), which is an affiliate of RE Sidecar 4, LLC (“RE Sidecar”), and which Mr. Spoto is also a Managing Director. Razor’s Edge, RE Sidecar and Yodabyte are referred to collectively as the “Razor’s Edge Funds.”

Stockholders Agreement
We are party to a fourth amended and restated stockholders agreement, that provides, among other things, that certain holders of our capital stock, including ARCH Venture Fund VII, L.P., Razor’s Edge Funds, SAEV Guernsey Holdings Limited and UTEC 2 L.P., which each hold more than 5% of our outstanding capital stock, Kevin Knopp, our Chief Executive Officer, director and co-founder, Christopher Brown, our Chief Technology Officer, director and co-founder, and J. Michael Ramsey, our director and co-founder, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting provisions of the stockholders agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal
Pursuant to our equity compensation plans and certain agreements with our stockholders, including the fourth amended and restated stockholders agreement with certain holders of our capital stock, including ARCH Venture Fund VII, L.P., Razor’s Edge Funds, SAEV Guernsey Holdings Limited and UTEC 2 L.P., which each hold more than 5% of our outstanding capital stock, Kevin Knopp, our Chief Executive Officer, director and co-founder, Christopher Brown, our Chief Technology Officer, director and co-founder, and J. Michael Ramsey, our director and co-founder, we or our assignees have a right to purchase shares of our capital stock that certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Since January 1, 2018, we and our assignees have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.
Registration Rights
We are party to a fourth amended and restated registration rights agreement, that provides, among other things, that certain holders of our capital stock, including ARCH Venture Fund VII, L.P. and Razor’s Edge Funds, which each hold more than 5% of our outstanding capital stock, Kevin Knopp, our Chief Executive Officer, director and co-founder, and Kevin Hrusovsky, one of our directors, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing.
Following the expiration of the lock-up period described below in “Shares Eligible For Future Sale—Lock-up Agreements,” pursuant to our registration rights agreement, the holders of 17,222,141 shares of common stock are entitled to registration rights with respect to the shares of common stock held by them. These shares include all of the shares held prior to the IPO by our principal stockholders and their affiliates, and do not include the shares of common stock purchased by holders of registration rights in the IPO. See “Description of Capital Stock—Registration Rights” for a more detailed description of these registration rights.
Commercial Services Agreement
In 2015, we entered into a commercial services agreement with SAEV Guernsey, one of our preferred stock investors, under which the investor became eligible for payment upon the achievement of certain sales and marketing milestones by December 31, 2016. As described in Note 16 of the Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference herein, the investor achieved milestones totaling $1.5 million, which will become payable only upon a Deemed Liquidation (as defined in our charter) prior to a qualified public offering. As a result, the investor’s rights to payment terminated upon the completion of our initial public offering.
Amended and Restated Exclusive License Agreement with The University of North Carolina at Chapel Hill
We entered into an Amended and Restated Exclusive License Agreement with The University of North Carolina at Chapel Hill, or UNC, on May 20, 2015, as amended, pursuant to which UNC licensed its rights to certain inventions developed by J. Michael Ramsey PhD, who holds faculty positions at the UNC and who is the Company’s scientific founder and a member of our board of directors since February 2012. See the section titled “Intellectual Property” for additional information regarding Dr. Ramsey’s intellectual property. Under the terms of a separate agreement between Dr. Ramsey and UNC, Dr. Ramsey receives a portion of the royalties paid to UNC. Dr. Ramsey received approximately $24,900 and $54,100 from UNC in 2020 and 2019, respectively.
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
We have entered into indemnification agreements with each of our directors, which such agreements were amended and restated in connection with the IPO. We also entered into indemnification agreements with each of our executive officers in connection with our IPO. The indemnification agreements, our restated certificate of incorporation and our restated by-laws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated by-laws also require us to advance expenses incurred by our directors and officers.
Our stock option plan also provides that our directors will not be liability for any act, omission, interpretation, construction or determination made in good faith in connection with the plan, and the members of our board of directors and any committee administering the plan will be entitled to indemnification and reimbursement by us in respect of any claim, loss, damage or expense (including reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under our governing documents, including our certificate of incorporation or bylaws, or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.
We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
Related Person Transaction Policy
Our board of directors has adopted a written related person transaction policy providing that transactions with our directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related person, must be approved by our audit committee. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.
As appropriate for the circumstances, the audit committee will review and consider:
•
the related person’s interest in the related person transaction;

•
the approximate dollar amount involved in the related person transaction;

•
the approximate dollar amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•
whether the transaction was undertaken in the ordinary course of our business;

•
whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•
the purpose of, and the potential benefits to us of, the related-party transaction; and

•
any other information regarding the related-party transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of April 23, 2021, as adjusted to reflect the sale of common stock offered by us in this offering, for:
•
each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;

•
each of our named executive officers;

•
each of our directors; and

•
all of our executive officers and directors as a group.

The following table does not reflect any potential purchases of shares of our common stock made as part of this offering. If any shares of our common stock are purchased by our officers, directors, 5% stockholders or their affiliated entities, the number and percentage of our shares of common stock beneficially owned by them after this offering will differ from those set forth in the following table.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of April 23, 2021. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.
The percentage of beneficial ownership prior to this offering in the table below is based on 27,300,154 shares of common stock outstanding as of April 23, 2021. The percentages of beneficial ownership in the table below is based on shares of common stock assumed to be outstanding after the completion of this offering.
	Shares Beneficially Owned
Name and address of beneficial owner(1)	Number	Percentage
> 5% Stockholders:
ARCH Venture Fund VII, L.P.(2)	5,725,045	21.0%
Razor’s Edge Funds(3)	1,943,641	7.1%
Directors and Named Executive Officers
E. Kevin Hrusovsky(4)	527,910	1.9%
Nicolas Barthelemy(5)	101,090	*
Keith L. Crandell(6)	5,725,447	21.0%
Fenel M. Eloi(7)	285	*
Jeffrey P. George(8)	285	*
Sharon Kedar(9)	1,077,091	3.9%
J. Michael Ramsey, Ph.D.(10)	1,601,100	5.9%
Mark Spoto(11)	1,947,043	7.1%
Kevin J. Knopp, Ph.D.(12)	1,565,871	5.7%
John Kenneweg(13)	237,034	*
Michael S. Turner(14)	22,929	*
Directors and Executive Officers as a group (14 persons)(15)	14,652,321	51.1%

*
Represents beneficial ownership of less than one percent.

(1)
Except as otherwise indicated below, addresses of named beneficial owners are in care of 908 Devices Inc., 645 Summer Street, Boston, Massachusetts 02210.

(2)
The information is based on a Schedule 13G filed with the SEC on February 4, 2021. Consists of 5,725,045 shares of common stock owned directly by ARCH Venture Fund VII, L.P. The sole general partner of ARCH Fund VII is ARCH Venture Partners VII, L.P., which may be deemed to be the beneficial owner of the securities held by ARCH Fund VII. The sole general partner of ARCH Partners VII is ARCH Venture Partners VII, LLC, which may be deemed to be the beneficial owner of the securities held by ARCH Fund VII. Keith L. Crandell, one of our directors, is a managing director of ARCH VII LLC, and may be deemed to beneficially own the securities held by ARCH Fund VII. Mr. Crandell disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address of ARCH Fund VII is 8755 West Higgins Road, Suite 1025, Chicago, IL 60631.

(3)
The information is based on a Schedule 13G filed with the SEC on February 16, 2021. Consists of 1,436,119 shares of common stock owned directly by Razor’s Edge Fund LP, 338,856 shares of common stock owned directly by RE Sidecar 4, LLC, and 168,666 shares of common stock owned directly by Yodabyte Investments, LLC. Mr. Spoto, one of our directors, is a managing member of Razor’s Edge Fund LP, RE Sidecar 4, LLC and Yodabyte Investments, LLC, and may be deemed to be the beneficial owner of the securities held by each of these funds. Mr. Spoto disclaims beneficial ownership of the securities held by these funds except to the extent of his pecuniary interest therein. The address of the Razor’s Edge Funds is 1875 Explorer Street, Suite 560, Reston, VA 20190.

(4)
Consists of 243,176 shares of common stock, and 148,235 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Hrusovsky, and 136,499 shares of common stock owned directly by the E. Kevin Hrusovsky 2012 Irrevocable Trust. Mr. Hrusovsky’s spouse and children are trustees of the E. Kevin Hrusovsky 2012 Irrevocable Trust and have joint voting and dispositive control with respect to all securities held by the E. Kevin Hrusovsky 2012 Irrevocable Trust, and Mr. Hrusovsky may be deemed to be the beneficial owner of the securities held by such trust.

(5)
Consists of 14,000 shares of common stock, and 67,549 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Barthelemy, and 19,541 shares of common stock owned directly by The Barthelemy 2001 Trust. Mr. Barthelemy and his spouse are trustees of The Barthelemy 2001 Trust and have joint voting and dispositive control with respect to all securities held by The Barthelemy 2001 Trust, and Mr. Barthelemy may be deemed to be the beneficial owner of the securities held by such trust.

(6)
Consists of 5,725,045 shares of common stock owned directly by ARCH Venture Fund VII, L.P. as set forth in footnote 2, and 2,402 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021 held directly by Mr. Crandell. Mr. Crandell disclaims beneficial ownership of the shares owned directly by ARCH Venture Fund VII, L.P., except to the extent of his pecuniary interest therein. The address of ARCH Fund VII is 8755 West Higgins Road, Suite 1025, Chicago, IL 60631.

(7)
Consists of 285 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Eloi.

(8)
Consists of 285 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. George.

(9)
Consists of 1,077,091 shares of common stock owned directly by Northpond Ventures, LP. Ms. Kedar, one of our directors, is a partner of Northpond Ventures, LP and may be deemed to be the beneficial owner of the securities held by Northpond Ventures, LP. Ms. Kedar disclaims beneficial ownership of the securities held by Northpond Ventures, LP except to the extent of her pecuniary interest therein. The address of Northpond Ventures, LP is 7500 Old Georgetown Rd, Suite 850, Bethesda, MD 20814.

(10)
Consists of 776,302 shares of common stock, and 48,496 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Dr. Ramsey, and 776,302 shares of common stock owned directly by Dr. Ramsey’s spouse.

(11)
Consists of 1,943,641 shares of common stock owned directly by the Razor’s Edge Funds as set forth in footnote 3, and 1,000 shares of common stock, and 2,402 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Spoto. Mr. Spoto disclaims beneficial ownership of the securities held by these funds except to the extent of his pecuniary interest therein. The address of the Razor’s Edge Funds is 1875 Explorer Street, Suite 560, Reston, VA 20190.

(12)
Consists of 811,838 shares of common stock, and 212,810 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Dr. Knopp, and 541,223 shares of common stock owned directly by The Kevin J. Knopp Irrevocable Trust of 2018. Dr. Knopp’s brother-in-law (John Udelson) is the trustee of The Kevin J. Knopp Irrevocable Trust of 2018 and has sole voting and dispositive control with respect to all securities held by The Kevin J. Knopp Irrevocable Trust of 2018, and Dr. Knopp may be deemed to be the beneficial owner of the securities held by such trust.

(13)
Consists of 237,034 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Kenneweg.

(14)
Consists of 5,000 shares of common stock, and 17,929 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Turner.

(15)
See footnotes 4 through 14. Also includes the following: (i) 5,000 shares of common stock, and 321,829 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Basarsky, (ii) 1,103,912 shares of common stock, and 172,729 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Dr. Brown, and (iii) 109,394 shares of common stock, and 131,372 shares of common stock issuable upon exercise of stock options within 60 days of April 23, 2021, held directly by Mr. Griffith.

SELLING STOCKHOLDERS
The Selling Stockholders listed in the table below may from time to time offer and sell any or all of the shares of common stock set forth below pursuant to this prospectus. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Shareholders’ interest in the common stock other than through a public sale.
The following table sets forth information concerning the shares of common stock that may be offered from time to time by each Selling Stockholder. The percentage ownership after the offered securities are sold is based on           shares of common stock issued and outstanding as of the date of this prospectus.
The following table sets forth, as of the date of this prospectus, the names of the Selling Stockholders and the aggregate number of shares of common stock that the Selling Stockholders may offer pursuant to this prospectus.
Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to the Offering	Shares of Common Stock which may be Offered in the Offering	Percentage Common Stock Beneficially Owned if All Offered Securities are Sold
—

*
Less than 1%

DESCRIPTION OF CAPITAL STOCK
The following summary describes our common stock and preferred stock, as well as certain material terms of our sixth amended and restated certificate of incorporation and amended and restated by-laws. The summary does not purport to be complete and is qualified in its entirety by the provisions of our sixth amended and restated certificate of incorporation and amended and restated by laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part as well as to the applicable provisions of the Delaware General Corporation Law.
Common Stock
The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding redeemable convertible preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding redeemable convertible preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.
Preferred Stock
Under the terms of our sixth amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. There are no shares of preferred stock outstanding as of the date of this prospectus and we have no present plan to issue any shares of preferred stock.
Stock Options
As of December 31, 2020, options to purchase 3,405,698 shares of our common stock were outstanding under our 2012 Stock Option and Grant Plan, or 2012 Plan, and our 2020 Stock Option and Incentive Plan, or 2020 Plan, of which 1,968,203 were exercisable as of that date.
Registration Rights
The holders of 17,222,141 shares of our common stock, which shares we refer to as “registrable securities,” are entitled to rights with respect to the registration of these registrable securities under the Securities Act. The fourth amended and restated registration rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.
Demand Registration Rights
Beginning June 16, 2021, the holders of registrable securities are entitled to demand registration rights under certain conditions. Under the terms of the fourth amended and restated registration rights agreement, we will be required, upon the written request of holders of a majority of these registrable securities to file a registration statement and use best efforts to effect the registration of all or a portion of these registrable securities for public resale. We are required to effect only two registrations pursuant to this provision of the registration rights agreement.
Short-form Registration Rights
Pursuant to the fourth amended and restated registration rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of holders of these registrable securities that would result in an aggregate offering price of at least $500,000, we will be required to effect a registration of such registrable securities. We are required to effect only two registrations in any twelve month period pursuant to this provision of the investors’ rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.
Piggyback Registration Rights
Pursuant to the registration rights agreement, if we register any of our securities either for our own account or for the account of other security holders, subject to certain exceptions, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the registration rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.
Indemnification
Our fourth amended and restated registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.
Expiration of Registration Rights
The demand registration rights and short form registration rights granted to any holder of registrable securities under the investors’ rights agreement will terminate upon the earliest to occur of  (i) a deemed liquidation event (as defined in our certificate of incorporation), (ii) December 31, 2025 or (iii) such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.
Anti-Takeover Effects of our Sixth Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware Law
Our sixth amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board Composition and Filling Vacancies
Our sixth amended and restated certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our sixth amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.
No Written Consent of Stockholders
Our sixth amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders
Our sixth amended and restated certificate of incorporation and amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to our Sixth Amended and Restated certificate of incorporation and Amended and Restated By-Laws
Any amendment of our sixth amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our sixth amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated by-laws, and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Undesignated Preferred Stock
Our sixth amended and restated certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our sixth amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Choice of Forum
Under the terms of our amended and restated by-laws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (5) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the this provision shall not apply to any causes of action arising under the Securities Act or Exchange Act.
In addition, our amended and restated by-laws contain a provision by virtue of which, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the District of Massachusetts, the plaintiff or plaintiffs shall be deemed by this provision of our amended and restated by-laws (i) to have consented to removal of the action by us to the United States District Court for the District of Massachusetts, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action to the United States District Court for the District of Massachusetts.
Our amended and restated by-laws will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provisions contained in our amended and restated by-laws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and by-laws has been challenged in legal proceedings.
These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
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before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

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at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Nasdaq Global Market Listing
Our common stock is listed on the Nasdaq Global Market under the trading symbol “MASS.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is PO Box 505000, Louisville, KY 40202, and its telephone number is 800-736-3001.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Based on the number of shares outstanding as of           , 2021, upon the completion of this offering,                 shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. Other than the shares sold to the public in our IPO, all remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.
Rule 144
In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
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1% of the number of shares then outstanding, which will equal approximately           shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of                 , 2021; or

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the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.
Any person who is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held restricted securities for at least one year will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Lock-up Agreements
In connection with our IPO, we, our directors and executive officers and holders of substantially all of our common stock signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock until June 16, 2021 without the prior written consent of the Cowen and Company, LLC and SVB Leerink LLC, subject to certain exceptions. In addition, the selling stockholders in this offering will sign a lock-up agreement that prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 60 days from the date of this prospectus without the prior written consent of the Cowen and Company, LLC and SVB Leerink LLC. See the section entitled “Underwriting” appearing elsewhere in this prospectus for more information.
Registration Rights
Certain holders of our securities are entitled to various rights with respect to registration of their shares under the Securities Act. Such registration would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration Rights” appearing elsewhere in this prospectus for more information.
Equity Incentive Plans
We have filed a registration statement on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The shares of our common stock registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above as well as our insider trading policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:
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a non-resident alien individual;

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a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

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a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.
This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, which is generally property held for investment.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of any U.S. federal tax other than the income tax, U.S. state, local or non-U.S. taxes, include the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:
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insurance companies;

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tax-exempt or governmental organizations;

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financial institutions;

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brokers or dealers in securities;

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regulated investment companies;

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pension plans;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

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persons who have elected to mark securities to market;

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persons who have a functional currency other than the U.S. dollar;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

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certain U.S. expatriates; and

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persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement under Section 451(b) of the Code.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.
Distributions on our Common Stock
Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the sections titled “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA.”
Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.
Gain on Sale or Other Taxable Disposition of our Common Stock
Subject to the discussions below under “Backup Withholding and Information Reporting” and “Withholding and Information Reporting Requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:
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the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;
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the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregate 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

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we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting
We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.
Withholding and Information Reporting Requirements—FATCA
The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock. Currently proposed U.S. Treasury Regulations provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING
We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below. Cowen and Company, LLC and SVB Leerink LLC are the representatives of the underwriters.
Underwriter	Number of Shares
Cowen and Company, LLC
SVB Leerink LLC
William Blair & Company, L.L.C.
Stifel, Nicolaus & Company, Incorporated
Total
The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Option to Purchase Additional Shares.   We have granted to the underwriters an option to purchase up to           additional shares of common stock at the public offering price, less the underwriting discounts and commissions. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us.
Discounts and Commissions.   The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      and are payable by us. We have agreed to reimburse the underwriters for up to $      for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders
The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock

to securities dealers at the public offering price less a concession not in excess of  $      per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.
Discretionary Accounts.   The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.
Our common stock is listed on the Nasdaq Global Market under the symbol “MASS”.
Stabilization.   In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.
•
Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•
Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Lock-Up Agreements.   Pursuant to certain “lock-up” agreements, for a period of 60 days after the pricing of the offering, we and, for a period of 90 days after the pricing of the offering, the selling stockholders have agreed, subject to certain exceptions, not to and will not cause or direct any of its affiliates to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into, or announce the intention to enter into any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the stockholder or someone other than the stockholder) that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Cowen and Company, LLC and SVB Leerink LLC.
This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants (c) issue securities in connection with acquisitions or similar transactions, or (d) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) convert outstanding convertible preferred stock into common stock in connection with the consummation of the offering, (b) if the party is a natural person, (i) make certain gifts or transfers to a trust for the benefit of such party’s family members, (ii) make transfers by will or intestate succession, and (iii) make transfers pursuant to a court or regulatory agency order or qualified domestic order or in connection with a divorce settlement, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any stockholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, (d) if the party is a corporation, partnership, limited liability company or other business entity, make transfers (i) in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement or (ii) to such party’s affiliates, (e) make transfers pursuant to a tender offer, merger, consolidation or other similar transaction made to all holders of our securities involving a change of control, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, any common stock or securities convertible into or exercisable or exchangeable for common stock held shall remain subject to the restrictions on transfer set for in the lock-up agreement, (f) participate in any transactions relating to common stock or other securities convertible into or exercisable or exchangeable for common stock acquired in this offering or in open market transactions after completion of the offering, provided that no such transaction is required to be, or is, publicly announced (whether Form 4, Form 5 or otherwise) during the lock-up period, (h) enter into any trading plan providing for the sale of common stock, which meets the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, provided that such plan does not provide for, or permit, the sale of any common stock during the lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the lock-up period, and (i) make transfers to us to satisfy tax withholding obligations pursuant to our equity incentive plans or arrangements disclosed in the prospectus.
Cowen and Company, LLC and SVB Leerink LLC, in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Cowen and Company, LLC and SVB Leerink LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Cowen and Company, LLC and SVB Leerink LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.
Selling Restrictions
Canada.   The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients,

as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.   Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering. The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.
European Economic Area and the United Kingdom.   In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
A.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

C.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of the United Kingdom domestic law by virtue of the European Union (Withdrawal) Act of 2018.

United Kingdom.   In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order and/or (iii) to whom it may otherwise be lawfully communicated (all such persons together being referred to as “relevant persons”) in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Hong Kong.   The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore.   Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
A.
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

B.
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

C.
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
A.
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

B.
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Israel.   In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.
The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Electronic Offer, Sale and Distribution of Shares.   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.
Other Relationships.   Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Cooley LLP is representing the underwriters in this offering.
EXPERTS
The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we and the Selling Stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
You may read our SEC filings, including the registration statement over the internet at the SEC’s website at www.sec.gov. We are subject to the informational requirements of the Exchange Act and we must file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website referred to above. We also maintain a website at http://www.908devices.com. You may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.
We incorporate by reference into this prospectus and the registration statement of which this prospectus form a part the information or documents listed below that we have filed with the SEC, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of effectiveness of this registration statement, and until the termination of the offering of the shares covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):
•
our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 31, 2021;

•
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2020 from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2021; and

•
our Current Report on Form 8-K (other than information furnished rather than filed) filed with the SEC on March 30, 2021.

We will furnish at no cost to you, on written or oral request, a copy of any or all of the reports or documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to 908 Devices Inc., 645 Summer Street, Boston, MA 02210, Attention: Investor Relations.
You also may access these filings on our website at www.908devices.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.
You may read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, we must file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available on the website of the SEC referred to above.

                 Shares
908 Devices Inc.
Common Stock

PRELIMINARY PROSPECTUS

COWENSVB LEERINKWILLIAM BLAIRSTIFEL
           , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.
Amount to be Paid
SEC registration fee	$
FINRA filing fee
Nasdaq Global Market listing fee
Printing and mailing
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous
Total	$
Item 14.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.
We have adopted provisions in our sixth amended and restated certificate of incorporation and amended and restated by-laws that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•
any breach of the director’s duty of loyalty to us or our stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission. In addition, our by-laws provide that:
•
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•
we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.
We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.
The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.
Item 15.   Recent Sales of Unregistered Securities.
The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018. No underwriters were involved in the sales and the certificates representing the securities issued and sold contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.
(a)
In September 2018, we issued and sold an aggregate of 709,835 shares of our Series D redeemable convertible preferred stock at a purchase price of  $5.6351 per share for aggregate proceeds of $3,999,991 to a total of eight (8) accredited investors.

(b)
In April 2019, we issued and sold an aggregate of 2,782,194 shares of our Series E redeemable convertible preferred stock at a purchase price of $6.29 per share for aggregate proceeds of approximately $17,500,000 to twelve (12) accredited investors.

(c)
From January 2018 through the date hereof, we granted to our employees, directors, consultants and other service providers stock options to purchase an aggregate of 1,804,362 shares of common stock under our 2012 Stock Option and Grant Plan, as amended, or 2012 Plan, at exercise prices per share ranging from $1.05 to $7.91. The grants were as follows:

•
On March 20, 2018, April 24, 2018, June 14, 2018, July 24, 2018, September 26, 2018, November 13, 2018, December 13, 2018 and January 21, 2019, we granted stock options to purchase 125,670, 74,668, 11,061, 1,228, 12,902, 4,300, 5,529 and 317,120 shares, respectively, of common stock under our 2012 Plan, at an exercise price of $1.58 per share.

•
On April 24, 2019, June 20, 2019, September 10, 2019, November 13, 2019, December 12, 2019, January 31, 2020 and March 25, 2020, we granted stock options to purchase 25,808, 15,978, 18,742, 12,291, 2,458, 28,267, and 6,759 shares, respectively, of common stock under our 2012 Plan, at an exercise price of $1.79 per share.

•
On June 16, 2020, July 28, 2020 and August 27, 2020, we granted stock options to purchase 27,041, 2,458 and 177,914 shares, respectively, of common stock under our 2012 Plan, at an exercise price of $1.05 per share.

•
On September 14, 2020, September 21, 2020 and September 30, 2020 we granted stock options to purchase 386,570, 314,669 and 107,553 shares, respectively, of common stock under our 2012 Plan, at an exercise price of $3.24 per share.

•
On November 3, 2020, we granted stock options to purchase 125,376 shares of common stock under our 2012 Plan, at an exercise price of $7.91 per share

(d)
From January 2018 through the date hereof, we granted to our employees, directors, consultants and other service providers stock options to purchase an aggregate of 66,215 shares of common stock under our 2020 Stock Option and Incentive Plan, or 2020 Plan, at exercise prices per share ranging from $20.00 to $57.47. The grants were as follows:

•
On December 17, 2020, we granted stock options to purchase 57,642 shares of common stock under our 2020 Plan, at an exercise price of $20.00 per share

•
On March 1, 2021, we granted stock options to purchase 8,573 shares of common stock under our 2020 Plan, at an exercise price of $57.47 per share

(e)
From January 2018 through the date hereof, we issued to our employees, directors, consultants and other service providers restricted stock units for 22,981 shares of common stock under our 2020 Plan. The issuances were as follows:

•
On March 1, 2021, we issued restricted stock units for 22,981 shares of common stock under our 2020 Plan

(f)
During the period from January 1, 2018 through the date hereof, an aggregate of 172,209 shares were issued upon the exercise of stock options, at exercise prices between $0.35 and $1.75 per share, for aggregate proceeds of $106,351.38. The exercises were as follows:

•
On February 5, 2018, 2,893 shares were issued upon the exercise of stock options, at exercise prices of $0.96 per share, for proceeds of $2,777.72.

•
On February 27, 2018, 9,218 and 1,248 shares were issued upon the exercise of stock options, at exercise prices of $0.35 and $0.96 per share, respectively, for proceeds of $4,348.29.

•
On April 4, 2018, 9,218 shares were issued upon the exercise of stock options, at exercise prices of $0.53 per share, for proceeds of $4,800.00.

•
On April 9, 2018, 1,280 shares were issued upon the exercise of stock options, at exercise prices of $0.96 per share, for proceeds of $1,228.97.

•
On April 13, 2018, 1,471 shares were issued upon the exercise of stock options, at exercise prices of $0.53 per share, for proceeds of $766.40.

•
On August 2, 2018, 870 shares were issued upon the exercise of stock options, at exercise prices of $1.75 per share, for proceeds of $1,515.12.

•
On August 6, 2018, 2,151 and 191 shares were issued upon the exercise of stock options, at exercise prices of $0.35 and $1.75 per share, respectively, for proceeds of $1,068.84.

•
On October 2, 2018, 91,580 shares were issued upon the exercise of stock options, at exercise prices of $0.53 per share, for proceeds of $47,683.20.

•
On November 12, 2018 1,306 shares were issued upon the exercise of stock options, at exercise prices of $1.75 per share, for proceeds of $2,273.75.

•
On November 19, 2018, 607 shares were issued upon the exercise of stock options, at exercise prices of $1.75 per share, for proceeds of $1,058.23.

•
On December 10, 2018, 5,889 shares were issued upon the exercise of stock options, at exercise prices of $0.62 per share, for proceeds of $3,641.54.

•
On September 14, 2019, 430 shares were issued upon the exercise of stock options, at exercise prices of $1.75 per share, for proceeds of $727.50.

•
On January 13, 2020, 2,368 shares were issued upon the exercise of stock options, at exercise prices of $0.96 per share, for proceeds of $2,273.86.

•
On January 27, 2020, 639 shares were issued upon the exercise of stock options, at exercise prices of $1.75 per share, for proceeds of $1,113.87.

•
On April 9, 2020, 460 shares were issued upon the exercise of stock options, at exercise prices of $1.58 per share, for proceeds of $749.00.

•
On July 14, 2020, 6,145 and 998 shares were issued upon the exercise of stock options, at exercise prices of $0.53 and $1.58 per share, respectively, for proceeds of $4,776.25.

•
On October 9, 2020, 6,145 and 1,376 shares were issued upon the exercise of stock options, at exercise prices of $0.53 and $0.96 per share, respectively, for proceeds of $4,521.01.

•
On December 14, 2020, 18,387 shares were issued upon the exercise of stock options, at exercise prices of $0.93 per share, for proceeds of $17,099.91.

•
On December 15, 2020, 6,914 shares were issued upon the exercise of stock options, at exercise prices of $0.53 per share, for proceeds of $3,664.42.

•
On December 24, 2020, 425 shares were issued upon the exercise of stock options, at exercise prices of $0.62 per share, for proceeds of $263.50.

(g)
In connection with the Company’s lease agreement entered into in January 2018, the Company issued to its landlord a warrant to purchase 70,983 shares of Series D Preferred Stock, at an exercise price of  $5.6351 per share

(h)
In connection with the 2019 Loan (in August 2019), the Company issued to the lender a warrant to purchase 35,771 shares of Series E Preferred Stock at an exercise price of  $6.29 per share.

The offers, sales and issuances of the securities described in paragraphs (a), (b), (d), (e) and (f) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.
The offers, sales and issuances of the securities described in paragraph (c) were exempt from registration under the Securities Act under either (i) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (ii) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under our 2012 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16.   Exhibits and Financial Statement Schedules.
(a) Exhibits.
EXHIBIT NUMBER	EXHIBIT TABLE
1.1*	Form of Underwriting Agreement
3.1**	Sixth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on November 25, 2020)
3.2**	Amended and Restated By-laws of the Registrant, to be in effect upon the closing of this offering (incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on November 25, 2020)
4.1**	Fourth Amended and Restated Stockholders Agreement among the Registrant, certain of its stockholders and its investors, dated April 12, 2019 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on November 25, 2020)
4.2**	Fourth Amended and Restated Registration Rights Agreement among the Registrant, certain of its stockholders and its investors, dated April 12, 2019 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on November 25, 2020)
4.3**	Form of Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
4.4**	Warrant Agreement, dated March 15, 2017, between Hercules Technology III, L.P. and the Registrant (incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
4.5**	Warrant Agreement, dated September 7, 2018, between PEI Investments, LLC and the Registrant (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
5.1*	Opinion of Goodwin Procter LLP
10.1**#	2012 Stock Option and Grant Plan, as amended and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
10.2**#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
10.3**#	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
10.4**#	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
10.5**#	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2021)
10.6**#	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)
10.7**#	Form of Executive Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 14, 2020)

EXHIBIT NUMBER	EXHIBIT TABLE
10.8**#	Form of Executive Officer Employment Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on November 25, 2020)
10.9**†	Amended and Restated Exclusive License Agreement between the Registrant and The University of North Carolina at Chapel Hill, dated May 20, 2015, as amended (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 16, 2020)
10.7**†	Limited Exclusive Commercial Field of Use Patent License Agreement between the Registrant and UT-Battle LLC, dated June 13, 2012, as amended (PLA-1670) (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 16, 2020)
10.8**†	Limited Exclusive Commercial Field of Use Patent License Agreement between the Registrant and UT-Battle LLC, dated June 13, 2012, as amended (PLA-1699) (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on December 16, 2020)
10.9**	Lease by Harbor Industrial Development LLC to the Registrant, dated January 2, 2018, as amended (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-250954) filed with the SEC on November 25, 2020)
10.10**†	Amended and Restated Loan and Security Agreement between the Registrant and Signature Bank, dated March 11, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-039815) filed with the SEC on March 15, 2021)
21.1**	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page to this registration statement)

*
To be filed by amendment.

**
Previously filed.

#
Indicates a management contract or any compensatory plan, contract or arrangement.

†
Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the Securities and Exchange Commission.

(b) Financial Statements Schedules:
All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 and incorporated by reference herein.
Item 17.   Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:
(a)   The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on the day of            , 2021.
908 DEVICES INC.
By:

Name: Kevin J. Knopp, Ph.D.
Title: Chief Executive Officer and Director
POWER OF ATTORNEY AND SIGNATURES
Each individual whose signature appears below hereby constitutes and appoints each of Kevin J. Knopp, Ph.D. and Joseph H. Griffith IV as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities on            , 2021.
Signature	Title
Kevin J. Knopp, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)
Joseph H. Griffith IV	Chief Financial Officer (Principal Financial and Accounting Officer)
Nicolas Barthelemy	Director
Keith L. Crandell	Director
Fenel M. Eloi	Director
Jeffrey P. George	Director
E. Kevin Hrusovsky	Chairman of the Board of Directors
Sharon Kedar	Director

Signature	Title
J. Michael Ramsey, Ph.D.	Director
Mark Spoto	Director